Exhibit 99.1

BILBOES GOLD PROJECT PRELIMINARY ECONOMIC ASSESSMENT Effective Date: May 30, 2024 Issue Date: June 3, 2024 Document Number: GZWEBR7537 - STU - REP - 002 Revision: A

Preliminary Economic Assessment

Caledonia Mining Corporation Plc

## ABBREVIATIONS, TERMS AND DEFINITIONS

| Abbreviation | Description |
|---|---|
| 3D | Three-dimensional |
| AACE | American Association of Cost Engineers |
| AARL | Anglo American Research Laboratory |
| AMIS | African Mineral Standards |
| amsl | above mean sea level |
| AMZIM | Anglo American Corporation of Zimbabwe Ltd |
| Baker Steel | Baker Steel Resources Limited |
| BFS | Basic Ferric Sulfate |
| BIOX | Biological Oxidation |
| Blanket | Blanket Mine |
| BMA | Bulk Modal Analysis |
| BMS | Base Metal Sulphides |
| BoQ | Bill of Quantities |
| BBWi | Bond Ball Work Index |
| Bilboes | Bilboes Holdings (Private) Limited |
| Bilboes Gold | Bilboes Gold Limited |
| Caledonia | Caledonia Mining Corporation Plc |
| CBE | Cost Baseline Estimate |
| CCD | Counter Current Decantation |
| CCE | Capital Cost Estimate |
| CCIC MinRes | Caracle Creek International Consulting MinRes |
| CIL | Carbon in Leach |
| CIM | Canadian Institute of Mining |
| CRMs | Certified Reference Materials |
| CSR | Corporate Social Responsibility |
| DCF | Discounted Cash Flow |
| DD | Diamond Drill |
| DEM | Digital Elevation Model |
| DRA | DRA Projects (Pty) Ltd |
| EC&I | Electrical, Control and Instrumentation |
| EHS | Environmental, Health and Safety |
| EMA | Environmental Management Agency |
| EMC | Eurus Mineral Consultants |
| EMP | Environmental Management Plans |
| EPCM | Engineering, Procurement, and Construction Management |
| EPO | Exclusive Prospecting Orders |

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Preliminary Economic Assessment

| Abbreviation | Description |
|---|---|
| ESIA | Environmental and Social Impact Assessment |
| EIA | Environmental Impact Assessment |
| ESMP | Environmental and Social Management Plan |
| ESSMS | Environmental, Social and Safety Management System |
| FEED | Front End Engineering Design |
| Fidelity | Fidelity Printers and Refiners (Private) Limited |
| FGR | Fidelity Gold Refinery (Private) Limited |
| FS | Feasibility Study |
| G&A | General and Administration Cost |
| GAT | Gat Investments (Private) Limited |
| GISTM | Global Industry Standards on Tailings Management |
| ICMM | **International Council on Mining and Metals** |
| IFC | International Finance Corporation |
| ILO | International Labor Organization |
| IMTT | Intermediated Money Transfer Tax |
| IRR | Internal Rate of Return |
| ISBN | Isabella North |
| ISBS | Isabella South |
| LBMA | London Bullion Market Association |
| LCR | Lab Coarse Duplicates |
| LG | Lerchs-Grossman |
| LoM | Life of Mine |
| LPR | Lab Pulp Duplicates |
| LRP | Livelihoods Restoration Plan |
| m/a | Million per annum |
| mamsl | Meter above mean sea level |
| MAP | Mean Annual Precipitation |
| MCC | Motor Control Centre |
| MEL | Mechanical Equipment List |
| MMC | Manhize Mineral Consultants |
| MRE | Mineral Resource Estimate |
| MSD-Z | Meteorological Services Department of Zimbabwe |
| NI43 101 | National Instruments 43 101 |
| NPV | Net Present Value |
| OPEX | Operating Expenditure |
| P&G | Preliminary and General |
| P&ID's | Piping and Instrument Diagrams |

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Preliminary Economic Assessment

| Abbreviation | Description |
| --- | --- |
| PAG | Potentially Acid Generating |
| PDC | Process Design Criteria |
| PEA | Preliminary Economic Assessment |
| PERC | Percussion |
| PF | Plant Feed |
| PFS | Prefeasibility Study |
| PGMs | Platinum Group Metals |
| Plant | Process Plant |
| PLC | Programmable Logic Controller |
| PLZ | Performance Laboratories Zimbabwe Limited |
| POX | Pressure Oxidation |
| PSD | Particle Size Distribution |
| PV | Prospecting Ventures |
| QA/QC | Quality Control and Quality Assurance |
| QC | Control Requirements |
| QCPs | Quality Control Plans |
| QP | Qualified Person |
| QS | Quality Assurance |
| RC | Reverse Circulation |
| RMR | Rock Mass Rating |
| RoM | Run of Mine |
| RoR | Rate of Rise |
| RQD | Rock Quality Designation |
| SADCAS | Southern African Development Community Accreditation Service |
| SEX | Sodium Ethyl Xanthate |
| EHS | Environment, Health and Safety |
| SIB | Stay In Business |
| SMBS | Sodium Meta Bi Sulfite |
| SMPP | Structural, Mechanical, Platework and Piping |
| SLR | SLR Consulting (Africa) (Pty) Ltd |
| tconc | Tonne Concentrate |
| TSF | Tailings Storage Facility |
| US$ | United States Dollar |
| VAT | Value Added Tax |
| VFEX | Victoria Falls Stock Exchange |
| WAD | Weak Acid Dissociable Cyanide |
| WBS | Work Breakdown Structure |

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Preliminary Economic Assessment Description Abbreviation World Gold Council WGC Waste Rock Dumps WRD Hazardous Waste Management ZWS Zimbabwe Electricity Transmission and Distribution Company ZETDC Zimbabwe National Water Authority ZINWA Zimbabwe Gold ZiG Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 5 of 193 SYSTEM OF UNITS The international metric system of units (SI) will be used throughout the design in all documentation, specifications, drawings, reports and all other documents associated.

Preliminary Economic Assessment TABLE OF CONTENTS 1 SUMMARY ............................................................................................................................ 18 1. Project Area and Location ................................................................................. 18 2. Accessibility, Climate, Local Resources, Infrastructure and Physiography .......19 3. History............................................................................................................... 20 4. Geological Setting............................................................................................. 20 5. Deposit Types and Mineralization ..................................................................... 21 6. Exploration and Drilling ..................................................................................... 21 7. Sample Preparation, Analyses and Security ..................................................... 21 8. Analysis............................................................................................................. 22 9. Quality Control and Quality Assurance ............................................................. 22 10. Data Verification................................................................................................ 22 11. Mineral Processing and Metallurgical Testing ................................................... 23 12. Mineral Resource Estimate ............................................................................... 23 13. Mineral Reserve Estimates ............................................................................... 25 14. Mining Methods................................................................................................. 25 15. Recovery Methods ............................................................................................ 26 16. Tailings Storage Facility .................................................................................... 27 17. Project Infrastructure......................................................................................... 27 18. Market Studies and Contracts........................................................................... 28 19. Environmental ................................................................................................... 29 20. Project Permitting.............................................................................................. 29 21. Social and Community Related Requirements and Plans................................. 30 22. Mine Closure..................................................................................................... 30 23. Capital Costs..................................................................................................... 30 24. Operating Costs ................................................................................................ 31 1. Mining Contractor Costing .................................................................................................31 2. Process Plant Operating Cost ...........................................................................................31 3. General and Administration Cost .......................................................................................32 4. Total Operating Costs Summary .......................................................................................32 25. Economic Analysis ............................................................................................ 32 26. Adjacent Properties........................................................................................... 33 27. Other Relevant Data and Information ............................................................... 34 28. Interpretation and Conclusions ......................................................................... 34 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 6 of 193

Preliminary Economic Assessment 1. Mineral Resource Estimate................................................................................................34 2. Mining Engineering ............................................................................................................34 1.29 Recommendations ............................................................................................ 35 2 INTRODUCTION ................................................................................................................... 36 1. Scope of the Report .......................................................................................... 36 2. Principal Sources of Information ....................................................................... 36 3. Participants, Qualifications, and Experience ..................................................... 37 4. Independence ................................................................................................... 38 5. Site and Technical Visits ................................................................................... 38 3 RELIANCE ON OTHER EXPERTS ....................................................................................... 39 4 PROPERTY DESCRIPTION AND LOCATION ...................................................................... 40 1. Property Description and Location .................................................................... 40 2. Mining Tenure ................................................................................................... 40 3. License Status .................................................................................................. 41 4. Holding Structure .............................................................................................. 44 5. Royalties and Agreements ................................................................................ 44 1. Royalties, Taxes and Economic Climate in Zimbabwe......................................................45 2. Royalties ............................................................................................................................4 5 3. Customs Duties..................................................................................................................45 4. Value Added Tax ...............................................................................................................45 5. Withholding Taxes .............................................................................................................45 6. Corporate Tax ....................................................................................................................46 7. Ring Fencing ......................................................................................................................46 8. Employment Levies............................................................................................................46 9. Electricity Levies ................................................................................................................47 10. Rural Council Levies ..........................................................................................................47 11. Other Relevant Points........................................................................................................47 12. Political Risks .....................................................................................................................49 13. Indigenization and Economic Empowerment ....................................................................49 6. Environmental Liabilities ................................................................................... 50 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY................................................................................................................. ... ..... 51 1. Access .............................................................................................................. 51 2. Climate.............................................................................................................. 51 3. Physiography .................................................................................................... 51 4. Local Resources and Infrastructure .................................................................. 51 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 7 of 193

Preliminary Economic Assessment

6 HISTORY ..... 53
6.1 Project History ..... 53
6.2 Ownership ..... 53
6.3 Exploration ..... 53
6.4 Mineral Resource ..... 54
6.5 Historical Production ..... 55
6.5.1 Oxide Mineralization ..... 55
6.5.2 Production Summary ..... 56
7 GEOLOGICAL SETTING AND MINERALIZATION ..... 57
7.1 Regional Geological Setting ..... 57
7.1.1 The Archean ..... 57
7.1.2 The Proterozoic ..... 58
7.1.3 The Phanerozoic ..... 60
7.2 Regional Geology as it Relates to the Bilboes properties. ..... 61
7.2.1 Stratigraphy ..... 61
7.2.2 Local Geological Setting ..... 62
7.3 Mineralized Zones ..... 63
8 DEPOSIT TYPES ..... 65
9 EXPLORATION ..... 66
9.1 Geological Mapping ..... 66
9.2 Trenching ..... 67
9.3 Ground Geophysical Surveying ..... 67
9.4 Prospecting and Sampling ..... 68
10 DRILLING ..... 69
10.1 Sulphide Exploration ..... 69
10.2 Hydrology and Hydrological Drilling ..... 75
10.3 Geotechnical Drilling ..... 75
11 SAMPLE PREPARATION, ANALYSES AND SECURITY ..... 77
11.1 Logging and Sampling Procedure ..... 77
11.2 Sampling ..... 77
11.3 Analysis ..... 78
11.4 Sample Security ..... 79
12 DATA VERIFICATION ..... 80
12.1 Historical Data ..... 80

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Preliminary Economic Assessment

12.2 2017/2018 Drilling Campaign ..... 80

12.3 Quality Control ..... 80

12.3.1 Blanks ..... 81

12.3.2 Standards ..... 81

12.3.3 Duplicates ..... 82

12.3.4 Umpire Labs ..... 82

12.4 QP Commentary ..... 82

13 MINERAL PROCESSING AND METALLURGICAL TESTING ..... 83

13.1 Test Work Programme Overview ..... 83

13.2 Discussion of the Results ..... 83

13.2.1 Chemical Analyses ..... 83

13.2.2 Mineralogical Characterization ..... 84

13.2.3 Comminution ..... 85

13.3 Process Route Identification ..... 85

13.3.1 Gravity Tests ..... 85

13.3.2 Preliminary Flotation ..... 85

13.3.3 Flotation Optimization ..... 85

13.3.4 Gold Dissolution from Flotation Concentrates ..... 86

13.4 Variability Testing ..... 86

13.5 Pilot Plant Test Work ..... 86

13.5.1 Pilot Plant Operation and Flowsheets ..... 86

13.6 Pilot Plant Results ..... 87

13.6.1 Recoveries and Mass Pulls ..... 87

13.6.2 Chemical Analyses of Bulk Concentrates ..... 87

13.6.3 Additional Laboratory Test Work and Simulation ..... 87

13.6.4 Flotation Rate and Comparative Grind Tests ..... 88

13.6.5 Modelling and Simulation ..... 88

13.6.6 Projected Operational Gold Recovery ..... 89

13.6.7 Improvements in Flotation Gold Recovery ..... 89

13.7 BIOX® ..... 90

13.7.1 Test Work ..... 90

14 MINERAL RESOURCE ESTIMATE ..... 93

14.1 Topography ..... 93

14.2 Geological Database ..... 93

14.3 Bulk Density ..... 93

14.4 Geological Model ..... 94

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Preliminary Economic Assessment 5. Weathering and Oxidation................................................................................. 96 6. Compositing ...................................................................................................... 97 7. Variography....................................................................................................... 97 8. Top Capping...................................................................................................... 98 9. Grade Estimation .............................................................................................. 98 1. Krige Neighborhood Analysis ............................................................................................98 2. Estimation Method .............................................................................................................98 3. Block Model Parameters..................................................................................................100 10. Model Validations ............................................................................................ 100 11. Reconciliation.................................................................................................. 101 12. Resource Classification .................................................................................. 101 13. Declaration...................................................................................................... 104 14. QP Commentary ............................................................................................. 105 15 MINERAL RESERVE ESTIMATES ..................................................................................... 106 16 MINING METHODS ............................................................................................................. 107 1. Hydrological and Geotechnical Investigation .................................................. 107 1. Hydrogeology ...................................................................................................................107 2. Conclusion and Recommendations .................................................................................107 3. Major Rock Domains........................................................................................................108 2. Rock Mass Classification ................................................................................ 108 3. Geotechnical Conclusions and Recommendations ......................................... 108 4. Mining Pit Locations ........................................................................................ 110 5. Mining Strategy ............................................................................................... 111 1. TSF Optimization .............................................................................................................112 6. Whittle Optimization Input Parameters............................................................ 112 1. Financial Parameters .......................................................................................................112 2. Geotechnical and General Parameters ...........................................................................112 3. Waste Rock Cost - Mining ...............................................................................................113 4. Process Plant Throughput ...............................................................................................113 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 10 of 193 16.7 16.8 16.9 Plant Feed Dilution and Plant Feed Loss ........................................................ 114 Whittle Optimization Results ........................................................................... 114 Whittle Production Schedule Results .............................................................. 115 10. Sensitivity analysis .......................................................................................... 116 1. Scenario 80 ktpm then 60 ktpm Bubi...............................................................................116 2. Scenario 80 ktpm then 160 ktpm then 120tpm Bubi........................................................116

Preliminary Economic Assessment

16.11 Sensitivity Results ..... 117
16.12 Mining Contractor Production Costs ..... 118
16.12.1 Production Fleets Required ..... 118
16.12.2 Waste Rock Dumps ..... 118
17 RECOVERY METHODS ..... 120
17.1 Process Test work Results ..... 120
17.2 Process Flow Description ..... 121
17.2.1 Comminution ..... 122
17.2.2 Flotation ..... 123
17.2.3 Biological Oxidation (BIOX®) ..... 123
17.2.4 Carbon in Leach ..... 124
17.2.5 Carbon Treatment ..... 125
17.2.6 Electrowinning and Smelting ..... 126
17.2.7 Tailings Handling ..... 126
17.3 Plant Water Requirements ..... 127
17.4 Reagent Services ..... 127
18 PROJECT INFRASTRUCTURE ..... 129
18.1 Geotechnical Investigation and Design ..... 130
18.1.1 Tailings Storage Facility Site ..... 131
18.1.2 Process Plant Site ..... 131
18.1.3 Waste Rock Dump Sites ..... 132
18.2 Civil Engineering and Earthworks ..... 132
18.3 Mechanical Engineering ..... 133
18.4 Electrical Power Supply and Reticulation (including Communications) ..... 133
18.4.1 Interconnection to National Grid ..... 133
18.4.2 Power Requirements ..... 134
18.4.3 Emergency Power ..... 134
18.5 General Infrastructure ..... 134
18.6 Water Management Infrastructure ..... 135
18.6.1 Water Balance ..... 135
18.6.2 Ground Water ..... 136
18.7 Sewage Management ..... 136
18.8 Project Execution ..... 137
18.8.1 Execution Strategy ..... 137
18.8.2 Engineering and Design ..... 137
18.8.3 Construction Philosophy ..... 137

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Preliminary Economic Assessment 18.8.4 Schedule ..........................................................................................................................137 9. Tailings Storage Facility .................................................................................. 137 1. Design Standards ............................................................................................................138 2. Design Criteria .................................................................................................................138 3. Tailings Physical Characterization ...................................................................................139 4. Liner Selection .................................................................................................................140 5. Seepage / Leakage Quality .............................................................................................141 6. Contaminant Plume Modelling .........................................................................................141 7. TSF Infrastructure ............................................................................................................141 8. TSF Hazard Classification ...............................................................................................142 9. TSF Operation and Monitoring ........................................................................................142 10. TSF Closure Concept ......................................................................................................142 11. TSF Optimization .............................................................................................................142 19 MARKET STUDIES AND CONTRACTS ............................................................................. 147 1. Historical Supply and Demand........................................................................ 147 2. Gold Sales in Zimbabwe ................................................................................. 150 19.2.1 150 3. FGR Gold Price Predictions ............................................................................ 150 19 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT ... 152 1. Environmental Issues...................................................................................... 152 2. Waste, Tailings, Monitoring and Water Management ......................................153 1. Tailings Management and Disposal.................................................................................153 2. Waste Rock Management and Disposal..........................................................................154 3. Non - Mineralized Waste Management .............................................................................155 4. Site Environmental Monitoring .........................................................................................155 3. Water Management.........................................................................................156 4. Project Permitting............................................................................................ 156 5. Social and Community Related Requirements and Plans............................... 157 6. Social/Community Issues................................................................................ 158 7. Mine Closure................................................................................................... 158 8. Estimated Environmental Costs for Closure.................................................... 159 20 CAPITAL AND OPERATING COSTS.................................................................................. 161 1. Capital Cost .................................................................................................... 161 1. Basis of Estimate - Mechanical........................................................................................161 2. Basis of Estimate – Civils and Earthworks ......................................................................162 3. Basis of Estimates – Mechanical Equipment...................................................................162 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 12 of 193

Preliminary Economic Assessment 4. Basis of Estimates – Steelwork, Platework and Piping ...................................................163 5. Basis of Estimates – Electrical Control and Instrumentation ...........................................163 6. Capital Costs Summary ...................................................................................................164 2. Operating Cost................................................................................................ 164 1. Mining Contractor Costing ...............................................................................................164 2. Process Plant Operating Cost .........................................................................................165 3. General and Administration Costs ...................................................................................168 22 ECONOMIC ANALYSIS ...................................................................................................... 169 1. Introduction ..................................................................................................... 169 2. Method ............................................................................................................ 169 3. Sources of Information .................................................................................... 170 4. Exchange Rates.............................................................................................. 170 5. Production Profile............................................................................................ 171 6. Capital Expenditure and Phasing.................................................................... 171 7. Stay in Business Capital ................................................................................. 171 8. Operating Expenditure .................................................................................... 171 9. Gold Recovery ................................................................................................ 172 10. Gold Pricing .................................................................................................... 172 11. Salvage Value ................................................................................................. 172 12. Working Capital............................................................................................... 173 13. Sunk and On - going Capital ............................................................................. 173 14. Reclamation and Closure................................................................................ 173 15. Royalty Tax ..................................................................................................... 173 16. Corporate Income Tax..................................................................................... 173 17. Discount Rate ................................................................................................. 174 18. Economic Outcomes ....................................................................................... 174 19. Sensitivity Analysis.......................................................................................... 177 23 ADJACENT PROPERTIES.................................................................................................. 178 24 OTHER RELEVANT DATA AND INFORMATION ............................................................... 180 25 INTERPRETATION AND CONCLUSIONS .......................................................................... 181 1. Mineral Resource Estimate ............................................................................. 181 2. Mining Engineering ......................................................................................... 181 3. Economic Outcomes ....................................................................................... 181 4. Risk Assessment............................................................................................. 182 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 13 of 193

Preliminary Economic Assessment
Caledonia Mining Corporation Plc

26 RECOMMENDATIONS .... 185
27 REFERENCES .... 186

LIST OF TABLES

Table 1-1: Test work Program Outline .... 23
Table 1-2: Mineral Resource based on a 0.9g/t Au Cut-Off Grade .... 24
Table 1-3: Capital Summary per Project Phase .... 31
Table 1-4: Mining Contractor OPEX .... 31
Table 1-5: Plant OPEX .... 32
Table 1-6: LoM Operating Cost Summary .... 32
Table 1-7: Project Economics Summary .... 33
Table 1-8: Data Table Analysis .... 33
Table 2-1: Summary of Site Visits and Personal Inspections .... 38
Table 4-1: Bilboes Claims .... 40
Table 4-2: Capital Gains Tax .... 47
Table 4-3: Vat Collection .... 48
Table 6-1: Sulphide Inferred Mineral Resources as of 2009 .... 54
Table 6-2: Sulphide Mineral Resources as of 31 March 2017, 0.0 g/t Au Block Cut-Off Applied .... 55
Table 6-3: Sulphide Mineral Resources as of 31 March 2017, 0.9 g/t Au Block Cut-Off Applied .... 55
Table 6-4: Production Data from Bilboes Mines to 31 December 2023 .... 56
Table 10-1: Phase 1 Drilling 1994 - 1999 .... 72
Table 10-2: Phase 2 Drilling 2011 - 2017 .... 72
Table 10-3: Phase 3 Drilling 2018 .... 72
Table 13-1: Test Work Program Outline .... 83
Table 13-2: Optimum Flotation Conditions .... 85
Table 13-3: Comparative Pilot Plant Simulated Recoveries .... 88
Table 13-4: Flotation Residence Times .... 88
Table 13-5: Summary of the Test Work Results .... 90
Table 14-1: Summary of Drill Holes .... 93
Table 14-2: Summary of Density Measurement per Resource Area .... 94
Table 14-3: Summary of the Geological Parameters for the Geological Models .... 94

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Preliminary Economic Assessment Table 14 - 4 : Variogram Parameters used for Grade Estimation ..................................................... 97 Table 14 - 5 : Summary of Search Parameters ................................................................................ 99 Table 14 - 6 : Block Model Configuration ....................................................................................... 100 Table 14 - 7 : Checklist Criteria for Resource Classification ........................................................... 102 Table 14 - 8 : Summary of Optimization Parameters used for the Lerchs - Grossmann Shells ......... 103 Table 14 - 9 : Mineral Resource based on a 0 . 9 g/t Au Cut - Off Grade ............................................ 104 Table 16 - 1 : Isabella – McCays – Bubi – Predicted drawdown vs . time ........................................ 107 Table 16 - 2 : Percentage Rock Types at Different Mining Pits ...................................................... 108 Table 16 - 3 : Slope Design ............................................................................................................ 109 Table 16 - 4 : Whittle Optimization Input Parameters : Financial Parameters .................................. 112 Table 16 - 5 : Whittle Optimization Input Parameters : Geotechnical and General Parameters ....... 112 Table 16 - 6 : Whittle Optimization Input Parameters : Waste Mining Cost ...................................... 113 Table 16 - 7 : Process Plant Throughput ........................................................................................ 113 Table 16 - 8 : Whittle Optimization Results .................................................................................... 114 Table 16 - 9 : Sensitivity Results .................................................................................................... 117 Table 16 - 10 : Adjudicated Mining Contractor Cost ....................................................................... 118 Table 17 - 1 : Process Plant Design Criteria ................................................................................... 120 Table 17 - 2 : Process Plant Major Reagents / Commodities ......................................................... 127 Table 18 - 1 : Proposed Soil and Rock Properties for Foundation Modelling on the TSF Site ........ 131 Table 18 - 2 : Proposed Soil and Rock Properties for Foundation Modelling on Process Plant Site 131 Table 18 - 3 : Substation Loading .................................................................................................. 134 Table 18 - 4 : Building Infrastructure .............................................................................................. 134 Table 18 - 5 : Production Profile ..................................................................................................... 138 Table 18 - 6 : Liner System ............................................................................................................ 141 Table 19 - 1 : Predicted Gold Price ................................................................................................ 151 Table 20 - 1 : Potential Environmental Impacts .............................................................................. 152 Table 21 - 1 : Summary by Discipline ............................................................................................. 164 Table 21 - 2 : Life of Mine Mining Contractor Cost Summary ......................................................... 165 Table 21 - 3 : Reagent Cost and Consumption for Isabella McCay’s and Bubi ............................... 165 Table 21 - 4 : Process Plant OPEX – Power .................................................................................. 167 Table 21 - 5 : Process Plant OPEX ................................................................................................ 167 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 15 of 193

Preliminary Economic Assessment Table 21 - 6: General and Administrative Cost.............................................................................. 168 Table 22 - 1: Sources of Information ............................................................................................. 170 Table 22 - 2: Exchange Rates....................................................................................................... 170 Table 22 - 3: Initial Capital Cost – Constant Terms (2023) ............................................................ 171 Table 22 - 4: SIB Capital Cost (LoM) – Constant Terms (2023) .................................................... 171 Table 22 - 5: Operational Cost Estimate (LoM) – Constant Terms (2023) ..................................... 172 Table 22 - 6: Gold Recovery per Mineralization Property .............................................................. 172 Table 22 - 7: Summary of Economic Outcomes ............................................................................ 174 Table 22 - 8: Cashflow Model ....................................................................................................... 176 Table 22 - 9: Data Table Analysis ................................................................................................. 177 Table 23 - 1: Historic Gold Production from Mines around Isabella McCays and Bubi to 1980...... 179 Table 25 - 1: Project Economics Summary ................................................................................... 182 Table 25 - 2: Summary of Identified Risks and The Mitigation Strategies ...................................... 183 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 16 of 193 LIST OF FIGURES Figure 1 - 1 : Regional Location of Bilboes Gold .............................................................................. 19 Figure 1 - 2 : Block Plan Showing Bilboes Pits and Process Plant Location ..................................... 25 Figure 1 - 3 : Bilboes Simplified Process Flow Diagram ................................................................... 27 Figure 1 - 4 : Overall Site Plan ......................................................................................................... 28 Figure 4 - 1 : Regional Location of Bilboes Gold .............................................................................. 40 Figure 4 - 2 : Isabella - McCays Mine Claims Map ............................................................................. 42 Figure 4 - 3 : Bubi Mine Claims Map ................................................................................................ 43 Figure 4 - 4 : Holding Structure ........................................................................................................ 44 Figure 7 - 1 : Geological Map Zimbabwe (taken from Mugumbate, unknown year) .......................... 57 Figure 7 - 2 : Greenstone Belts and known Gold Deposits in Zimbabwe (MuGandani, 2017 ) ........... 58 Figure 7 - 3 : NNE Trending Great Dyke Cutting Across the Zimbabwe Craton (Mukaka et al 1998 ) 59 Figure 7 - 4 : Geological Map showing the Zimbabwe Craton and Mobile Belts (Gore et al 2009 ) .... 60 Figure 7 - 5 : Sedimentary Basins of Zimbabwe (taken from Mugumbate, unknown year) ............... 61 Figure 7 - 6 : Bilboes Site Stratigraphy ............................................................................................. 62 Figure 7 - 7 : Regional Geological Map showing Bilboes Properties (from Ngilazi and Martin 2017 ) 63

Preliminary Economic Assessment

Caledonia Mining Corporation Plc

Figure 9-1: Map of the Surface Geology at Bubi ........ 66
Figure 9-2: Map of the Surface Geology at Isabella McCays........ 67
Figure 10-1: Plans Showing the Drilling for the Various Areas ........ 74
Figure 13-1: Pilot Plant Campaign Flowsheets........ 87
Figure 14-1: Views of the Mineralization Zones........ 95
Figure 14-2: Section View showing Oxidation Profile at ISBS ........ 96
Figure 16-1: Block Plan Showing Bilboes Pits and Process Plant Location........ 110
Figure 16-2: Block Plan Showing Bilboes Pits Location ........ 111
Figure 16-3: Base Case Production Schedule with Plant Feed Grade 240/180 ktpm........ 115
Figure 16-4: Base Case Production Schedule with Gold Ounces in and Out 240/180 ktpm........ 116
Figure 17-1: Bilboes Simplified Process Flow Diagram........ 122
Figure 18-1: Mine Layout........ 129
Figure 18-2: Overall Site Plan ........ 130
Figure 18-3: Phasing of Flotation TSF Compartment – 240 ktpm........ 144
Figure 19-1: Historical Gold Supply (2010 -2023)........ 147
Figure 19-2: Historical Gold Demand (2010 - 2023) ........ 148
Figure 19-3: Gold Price (2010 - 2023)........ 149
Figure 22-1: Sensitivity Analysis ........ 177
Figure 23-1: Adjacent Properties around Isabella McCays and Bubi........ 178

**LIST OF APPENDICES**

Appendix A: Desmond Subramani, ........ 187
Appendix B: David Thompson,........ 189
Appendix C: Aveshan Naidoo, ........ 191

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Preliminary Economic Assessment 1 SUMMARY DRA Projects Pty (Ltd) (DRA) has been commissioned by Caledonia Mining Corporation Plc (Caledonia) to provide a Preliminary Economic Assessment (PEA) on the Bilboes Gold Project, Zimbabwe . The PEA was undertaken to determine the most appropriate production plan for a proposed Feasibility Study (FS) . The PEA reflects the work that has been done by Caledonia and its consultants over the period since the Bilboes Gold Project was acquired by Caledonia in January 2023 . This work focussed on updating the feasibility study in respect of the project that was prepared by DRA on behalf of the previous owners of the project and which had an effective date of December 15 , 2021 (the “former Feasibility Study”) ; the work also considered alternative development options for the project, which included multi - phase development and changes to certain aspects of the project . The main change to the project development plan that has been made relates to the proposed construction of the Tailings Storage Facility ("TSF"), which will now be constructed on a modular basis to reduce the initial capital expenditure and therefore improve the economic returns . The revised approach to the TSF constitutes a “significant change” to the project and requires the preparation of an entirely new technical and economic study . The work that has been carried out to date in respect of the revised approach to the TSF is to the level of a preliminary economic assessment and not to the level of a feasibility study . Due to the significance of the TSF to the overall project, the entire body of work that has been completed to date is therefore at the level of confidence of a preliminary economic assessment . The PEA therefore supersedes the former FS . The PEA has been prepared in accordance with the disclosure and reporting requirements set forth in National Instrument 43 - 101 Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”), Companion Policy 43 - 101 CP, Form 43 - 101 F 1 , and the Canadian Institute of Mining (CIM) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10 , 2014 . 1. Project Area and Location The Bilboes properties are located in the Matabeleland North Province of Zimbabwe ( Figure 1 - 1 ) . The Isabella - McCays properties are situated approximately 80 km north of Bulawayo while Bubi is situated approximately 100 km north of Bulawayo . Bubi is 32 km due north - east of Isabella . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 18 of 193

Preliminary Economic Assessment Bilboes has rights to three groups of claims covering an area of 2 , 731 . 6 ha that consist of four open - pit mining properties in Matabeleland North Province of Zimbabwe . These open pits are referred to as Isabela North ; Isabela South ; McCays and Bubi . Figure 1 - 1 : Regional Location of Bilboes Gold 1 . 2 Accessibility, Climate, Local Resources, Infrastructure and Physiography The Bilboes properties are located in the Matabeleland North Province of Zimbabwe . The Isabella - McCays properties are situated approximately 80 km north of Bulawayo while Bubi is situated approximately 100 km north of Bulawayo . Bubi is 32 km due north - east of Isabella . Average daily temperatures range from 24 ƒ C in June, to 32 ƒ C in October and apart from the occasional heavy downpour in the rainy season, there are no climatic conditions that prevent all year - round exploration and mining . The terms of the claims tenure system in Zimbabwe confer rights to use of the land surface for mining and construction of all related infrastructure such as housing, offices, plant, and tailings/waste disposal facilities subject to adherence to the environmental legislation . In 2019 , Bilboes obtained rights for an additional 1 , 128 ha for a mine site at Isabella which will be adequate to cater for the additional sulphide mine infrastructure such as the sulphide plant, tailing’s storage facility, waste dumps, housing, and additional office infrastructure . These existing structures will require to be upgraded for the proposed sulphide mining project . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 19 of 193

Preliminary Economic Assessment There is sufficient underground water around the mines to run the current heap - leach operations, but additional drill holes and pumping capacity will be required for the proposed sulphide - mining project . There are 33 kV power lines within 5 km and 25 km of the Isabella McCays and Bubi deposits respectively, that form part of the national grid, but new lines will have to be constructed to meet the increased capacity of the proposed exploitation of the sulphides . Generators at all mines allow continued production during load shedding . The capacity will need to be upgraded to cater for the sulphide operation . The properties lie between 1 , 150 m and 1 , 200 m above mean sea level (amsl) . The area is covered by red and grey soils characteristic of greenstone rocks in Zimbabwe . Vegetation is dominated by scrubby Colophospermum Mopane, Acacia, and Combretum woodlands and minor occurrences of miombo with no extensive grasslands . Agricultural activities are restricted to ranching . 3. History Initial exploration allowed the estimation of a small oxide resource and an open - pit ; heap - leach mine was commissioned in 1989 . Some 95 , 877 oz of gold were produced since 2003 . Subsequent exploration extended Isabella and new discoveries were made at Bubi and McCays, which has yielded production of 9 , 136 kg of gold ( 293 , 729 oz) to December 2023 . All mining has been from open pit oxide plant feed utilizing the heap leach extraction processing method . Exploration for sulphide Mineral Resources began in 1994 / 95 , with 17 , 650 m of exploratory drilling being completed by 1999 , covering a strike length of 3 , 440 m . A maiden Mineral Resource estimate for the sulphide Mineral Resources was completed by SRK in 2009 , containing 4 . 75 Mt of Inferred Mineral Resources grading 3 . 49 g/t . This estimate used a 2 . 0 g/t cut - off for delineation of the Mineral Resource estimation domains . 4. Geological Setting The Bubi Greenstone Belt (Archean) which consists of volcanic rocks of the Upper Bulawayan Group and capped by sedimentary sequences of the Shamvaian Group, all of which have been metamorphosed into felsic and mafic schists, underlies the Bilboes properties . Gold deposits are concentrated at the interface between these two groups, where major structural breaks and splays provide pathways for hydrothermal vein mineralization . Gold is associated with sulphides that is commonly found in hydrothermal systems . These include pyrite and arsenopyrite as major components, but copper, lead, zinc, antimony, are Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 20 of 193

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also present in some deposits. A common alteration associated with gold mineralization is silicification, with lesser sericite and chlorite alteration.

## 1.5 Deposit Types and Mineralization

Mineralization is hydrothermal and consists of silicified stockworks that host pyrite and arsenopyrite. The stockworks are characterized by a series of subparallel echelon zones. The gold is very finely dispersed within the sulphides and is refractory. All the deposits are oxidized with the sulphide interface occurring between 6 m and 50 m below surface.

## 1.6 Exploration and Drilling

Mapping has been conducted progressively at the Bilboes mines since commencement of oxide gold operations, with the latest exercise being conducted between January and September 2018.

Trenching was conducted across all deposits as part of exploration work for the purposes of defining near surface geology and mineralization envelopes within the oxide horizons. Channel sampling was also done in all accessible sections of the pits during 2017, which also assisted in the projection of mineralized envelopes in the oxide and transition plant feed horizons.

Ground Magnetics and Induced Polarization Geophysical surveys were conducted at the Isabella North deposit by PV as part of the oxide plant feed exploration in 1996. The anomalies were followed up with oxide trenching and drilling.

Drilling of the sulphides to provide data for the Mineral Resource estimate was completed in three Phases:

- Phase 1: Anglo American Corporation between 1994 and 1999 (123 drill holes, 17,650 m)
- Phase 2: Bilboes between 2011 and 2013 (234 drill holes, 40,762),
- Phase 3: Bilboes between December 2017 and November 2018 (307 drill holes, 34,988 m).

In addition, geotechnical (18 drill holes, 2, 500 m) drilling was undertaken. No geohydrological drilling was undertaken.

## 1.7 Sample Preparation, Analyses and Security

Logging and sampling procedures used followed Anglo American Corporation standard procedures. The geological logging included descriptions of lithologies, structures, alteration, and visible sulphide mineralization. The information was entered into core logging sheets and

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Preliminary Economic Assessment mineralized zones were identified . All geological boundaries were defined with reference to the drill length . On completion of assaying, the gold results for each sample were recorded on the log sheets for easy reference . Core recoveries were recorded, and any depth discrepancies were checked and corrected . Geotechnical logging, including the Rock Quality Designation (RQD) index and fracture spacing, was also undertaken . The recovery of samples from the RC and core drill rigs was done in accordance with laid down procedures adequate for the purposes of reporting of Mineral Resources . After being reviewed the procedures for sampling, sample preparation protocol, sample handling and storage are considered to be adequate for the purposes of reporting of Mineral Resources . At all times during sample collection, storage, and shipment to the laboratory facilities, the samples were in the control of Bilboes Gold . 8. Analysis Samples were analysed for gold by Fire Assay on 50 g pulp aliquots and completed by Atomic Adsorption spectrophotometry method . Samples with grades at 3 g/t and above were repeated by the gravimetric finish . Performance Laboratory Zimbabwe (PLZ) in Harare, was selected as the primary laboratory, ZIMLABS Laboratory located in Harare and Antech Laboratories (Antech) located in Kwekwe were used for check analyses . All the laboratories that conducted the sampling and analytical work were independent of Bilboes Gold . 9. Quality Control and Quality Assurance As part of their Quality Control and Quality Assurance (QA/QC) protocols to test for the precision of the analytical process, Bilboes inserted Certified Reference Materials (CRMs), blanks into their sampling stream, and created duplicates for re - analysis . During the 2017 Mineral Resource review of the Bilboes properties, DRA did a thorough review of the QA/QC protocols . The findings of that review concluded that the protocols employed at Bilboes were adequate and the database was deemed fit for the purposes of geological modelling and Mineral Resource estimations . The review was in respect of all protocols from commencement of drilling campaigns by Bilboes in 2011 till completion in 2018 . 10. Data Verification Before commencement of the 2017 / 2018 drilling, in addition to the Datamine software already in place, Bilboes acquired Fusion database software for the capture, storage and management of drillhole information . This software has built in data verification tools to minimize transcription errors . Bilboes standard operating procedure involves a thorough audit Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 22 of 193

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by a senior geologist of each drillhole's geology and sampling logs, from data logging through to capturing into the database and QA/QC checks.

Each hardcopy log is audited and signed-off by a senior geologist prior to being used in modelling and estimation. DRA visited the site during drilling and performed various checks to verify the integrity of the collar co-ordinates, logging and sampling procedures, and assay results and concluded that the data collection was consistent with industry standards.

## 1.11 Mineral Processing and Metallurgical Testing

The metallurgical test work campaign was concluded in different phases over a period extending from September 2013 to March 2019 and involved various laboratories and consultants as outlined in Table 1-1. The outcomes from the test work have been used to define the processing route, process design basis and gold recoveries.

Table 1-1: Test work Program Outline

| Phase | Test work Description | Done By | Supervision and Oversight | Date |
|---|---|---|---|---|
| 1A | Sample characterization detailing mineralogical and chemical analysis | Mintek, South Africa | Bilboes Gold, MMC and MDM Engineering | September 13 to December 13 |
| 1B | Comminution test work done on the two composites namely Composite 1 (Bubi ore) and Composite 2 (combination of Isabella and McCays plant feed) | Mintek, South Africa | Bilboes Gold, MMC and MDM Engineering | January 14 to April 14 |
| 2 | Selection of a process route covering gravity amenability tests, flotation optimization and treatment of the sulphide flotation concentrates via POX, Bio-Oxidation and Ultra-fine grinding followed by cyanidation | Mintek and Suntech, South Africa | Bilboes and MMC | May 14 to September 14 |
| 3 | Variability flotation tests and bulk flotation concentrate production for additional BIOX® and gold leach tests | Suntech and SGS, South Africa | Bilboes Gold, Minxcon and MMC | October 15 to August 16 |
| 4A | Laboratory and Pilot plant test work campaigns on the different plant feed types to generate additional flotation kinetics and grind data, bulk concentrates for BIOX® pilot plants, flotation design parameters and validate flowsheet | MMC at the client's project site in Zimbabwe | Bilboes and DRA | April 18 to September 18 |
| 4B | Review, modelling and simulation of laboratory and pilot plant test results | EMC, South Africa | Bilboes Gold, MMC and DRA | October 18 to March 19 |

## 1.12 Mineral Resource Estimate

The Mineral Resource Estimate (MRE) has been declared in terms of the CIM Standards Table 1-2.

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The MRE is summarized in Table 1-2 using a cut-off grade of 0.9 g/t Au and constrained inside a Lerchs-Grossman (LG) optimized pit shell using US$ 2,400 per ounce gold price.

Table 1-2: Mineral Resource based on a 0.9g/t Au Cut-Off Grade

| Base Case Mineral Resources (0.9 g/t Au) Reference Point: In Situ (31 December 2023) | | | | | |
|---|---|---|---|---|---|
| Property | Classification | Tonnage (Mt) | Au (g/t) | Metal (kg) | Ounces (koz) |
| ISBS | Measured | 1.325 | 2.34 | 3,104 | 100 |
| | Indicated | 5.211 | 2.17 | 11,299 | 363 |
| | Total Measured and Indicated | 6.537 | 2.20 | 14,403 | 463 |
| | Inferred | 1.335 | 1.80 | 2,404 | 77 |
| ISBN | Measured | 2.589 | 2.68 | 6,939 | 223 |
| | Indicated | 4.430 | 2.31 | 10,246 | 329 |
| | Total Measured and Indicated | 7.019 | 2.45 | 17,186 | 553 |
| | Inferred | 1.613 | 2.18 | 3,520 | 113 |
| Bubi | Measured | 1.288 | 1.95 | 2,518 | 81 |
| | Indicated | 14.006 | 2.19 | 30,708 | 987 |
| | Total Measured and Indicated | 15.294 | 2.17 | 33,225 | 1,068 |
| | Inferred | 5.116 | 1.80 | 9,208 | 296 |
| McCays | Measured | 0.925 | 3.05 | 2,821 | 91 |
| | Indicated | 3.874 | 2.37 | 9,193 | 296 |
| | Total Measured and Indicated | 4.799 | 2.50 | 12,014 | 386 |
| | Inferred | 1.054 | 2.16 | 2,274 | 73 |
| Totals ISBS + ISBN + Bubi + McCays | Total Measured | 6.128 | 2.51 | 15,382 | 495 |
| | Total Indicated | 27.522 | 2.26 | 61,446 | 1,976 |
| | Total Measured and Indicated | 33.650 | 2.30 | 76,828 | 2,470 |
| | Total Inferred | 9.118 | 1.99 | 17,406 | 560 |

- *CIM definitions (May 10, 2014) observed for classification of Mineral Resources.*
- *Mineral Resources are in situ.*
- *Block bulk density interpolated from specific gravity measurements taken from core samples.*
- *Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.*
- *Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).*
- *A PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.*
- *Numbers may not add due to rounding.*

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## 1.13 Mineral Reserve Estimates

No Mineral Reserve under the CIM Definition Standards (2014) was defined for the Bilboes Gold Project at this PEA level of study.

## 1.14 Mining Methods

The Bilboes Gold Project consists of four mining areas containing between one to three pits each. These areas are McCays, Isabella South, Isabella North and Bubi (Figure 1-2).


660000E
670000E
680000E
690000E
7860000N
7850000N
Bubi pits
Proposed Sulphide Plant
Proposed Tailings Storage Facility
McCays pits
Isabella North pits
Isabella South pits
Legend
Bilboes Claims Boundary
Pit outline location
Waste dump
Road
Proposed Isabella-McCays - Bubi Road
Proposed Sulphide Infrastructure
SCALE 1: 150 000
1 0 1 2 3 4 5 km
BILBOES HOLDINGS (PRIVATE) LIMITED
BILBOES PITS LOCATION MAP
SURVEY SYSTEM : ARC 1950 UTM ZONE 35 K
DATE MARCH 2024

Figure 1-2: Block Plan Showing Bilboes Pits and Process Plant Location

Based on the analysis of the engineering geological aspects of the investigated deposits which included rock mass characterization, hydrogeology, intact rock properties and structural geology, a geotechnical model comprising design parameters was developed. Using these design parameters; kinematic, empirical and limit equilibrium analysis was conducted to determine the optimal slope configuration for the various deposits.

Based on the analysis conducted, it is understood that the capacity of the slopes should be affected by the following:

- Completely weathered slopes should be a maximum of 3 m in height, and it is recommended that the material is pushed back from the crest,

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Preliminary Economic Assessment » For the transitional rock (highly to moderately weathered), by a combination of rock mass strength and adverse structural orientation . Inter - ramp heights of 60 m are achievable with inter - ramp angles between 45 ƒ and 50 ƒ , » For the unweathered rock slopes adverse structural orientation should determine the slope angle which is achievable . Inter - ramp heights of 90 m are achievable with inter - ramp angles of between 50 ƒ and 55 ƒ , depending on the wall direction . In this PEA the previous Base Case was revalidated with Phase 1 being a 240 ktpm gold processing plant treating Run of Mine (RoM) material from Isabella and McCays (after a short ramp - up period) before being upgraded for a Phase 2 to treat RoM material from the Bubi pit at 180 ktpm . The inputs to the whittle optimization include revenue related financial parameters, geotechnical parameters, various waste mining costs and the process plant throughput . Dilution of 4 % and mining losses of 5 % loss were assumed . The Life of Mine (LoM) schedule considers the blending requirement that a maximum of 50 % of feed to plant be sourced from Isabella North and the remainder from Isabella South (preferred blend) or McCays . Irregular waste production profiles were smoothed to ensure the production profile is practically implementable . 1.15 Recovery Methods Plant feed will be derived from two main mining areas, namely Isabella McCays and Bubi, with production throughput to be phased over LoM as described in each scenario . Operations in the process plant can essentially be divided into the following sections : » Comminution (plant feed size reduction by crushing and milling to facilitate liberation of the mineral particles for subsequent downstream concentration), » Flotation (concentration of sulphides and gold into a small concentrate mass), » Biological oxidation - BIOX® (destruction of the sulphides in the concentrate using oxidizing bacteria to expose the gold particles for downstream recovery), » Carbon in leach (cyanidation leach of the BIOX® residue and recovery of the solubilized gold onto activated carbon), » Carbon treatment, » Electrowinning and smelting, » Tailings handling. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 26 of 193

Preliminary Economic Assessment The unit operations will be appliable to all three scenarios described in this PEA report . Further detail covering the test work and processing route can be found in the historical feasibility study reports . A simplified schematic flow diagram is presented in Figure 1 - 3 . Figure 1 - 3 : Bilboes Simplified Process Flow Diagram 16. Tailings Storage Facility SLR Consulting (Africa) (Pty) Ltd (SLR) were engaged to optimize the TSF as a follow on to investigate a new concept design and associated costing based on a phased paddock approach for base case . The objectives were to minimize initial capital outlay and delay further expenditure according to a three - Phase build programme that aligned with the LoM production schedule . 17. Project Infrastructure The overall site plan is shown in Figure 1 - 4 and includes major facilities of the Project including the Isabella North and South, McCays and Bubi open pit mines, gold processing plan, TSF, Waste Stockpiles, demarcated areas for mine buildings and accommodation facilities, main power line internal mine roads and access public roads . Neutralised effluent to Flotation Tailings / Water Recovery Thickener Roughers FLOTATION Cleaners Conditioner Re - Cleaners Scavengers Concentrate Thickener Flotation Tailings / Water Recovery Thickener Flotation tailings to Flotation Tails TSF MILLING AND CLASSIFICATION ROM Ball Mill ROM Ore ex Mining CRUSHING ROM Pad Crushed Ore Stockpile (COS) Primary Crusher Secondary Crushers ORE RECEIVING Mill Feed Conveyor Cyclone classifiers Primary Reactors BIOLOGICAL OXIDATION Secondary Reactors Reactor Tanks NEUTRALISATION COUNTER CURRENT DECANTATION (CCD ) Stage 3 Thickener Stage 2 Thickener Stage 1 Thickener Make up wash water Lime/ Limestone Pulp Flow carbon CARBON IN LEACH (CIL) Carbon Flow Hydrochloric Acid Carbon Recovery Screen Aid Wash Column carbon Elution Column carbon Caustic Soda / Water Eluant Cyanide Solution CIL Tanks Regenerated Carbon Regeneration Barren Eluant recycled to Elution circuit Electrowon gold to Drying Oven Dried gold to Melting Furnace Gold Dorê Bars product Electrowinning Cells Drying Oven Melting Furnace Dorê Bars PRELIMINARY BILBOES PROCESSING FLOW DIAGRAM BIOX tailings to BIOX TSF Nutrients Air Flotation Reagents Flotation Tailings Process Water recycled to plant Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 27 of 193

Preliminary Economic Assessment Grid power will be supplied from the Zimbabwe National Grid by constructing a 70 km 132 kV Lynx line from Shangani Substation . To feed the line, a line bay will be constructed at Shangani . A mine substation will be constructed at Isabella . The estimate received is for a 132 kV substation, equipped with a 50 MVA 132 / 33 kV step - down transformer . Raw water will be provided from open pit dewatering and the wellfield boreholes located across the mine license area . Figure 1 - 4 : Overall Site Plan 1 . 18 Market Studies and Contracts The Gold Trade Act empowers the Minister responsible for Finance to issue a Gold Dealers License which entitles entities to export and sell gold from Zimbabwe to customers of their choice . Prior to 1 June 2021 , only Fidelity Gold Refinery (Private) Limited (FGR) had the Gold Dealership License and therefore all gold bullion was sold to FGR . With effect from 1 August 2021 , all gold producers can directly sell any incremental production to customers of their choice using FGR’s license to export . Caledonia’s Blanket Mine is currently selling 75 % of its gold to a customer of its choice outside Zimbabwe by exporting the gold using FGR’s license . Sales proceeds from the exported gold are received directly into Blanket's bank account in Zimbabwe . As all Bilboes production is considered incremental, Bilboes will be able to sell its gold directly to customers of its choice or to continue selling to FGR . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 28 of 193

Preliminary Economic Assessment Bilboes is confident that it will be able to export and sell its gold production on similar terms as those currently in place between FGR and Blanket . 1 . 19 Environmental The Environmental and Social Impact Assessment (ESIA) and accompanying specialist studies were conducted in conformance with the relevant International Finance Corporation (IFC) Performance Standards and associated guidelines and in compliance with the legal framework of Zimbabwe . The Environmental Impact Assessment (EIA) (SLR, 2019 ) identified the following potential environmental impacts : » The EIA (SLR, 2019 ) concluded that the proposed project presents several potential positive and negative impacts associated with the unmitigated scenario . With mitigation (in the residual impact scenario) some of the identified potential impacts can be prevented and the remainder can be managed and mitigated to remain within acceptable environmental limits so long as the mitigation set out in the Environmental and Social Management Plan (ESMP) is implemented and Bilboes develops, implements, and annually reviews the Environmental, Social and Safety Management System (ESSMS) . Positive impacts can be enhanced by developing and implementing a Community Development Plan as set out in the ESMP . Bilboes is committed to implementing the mitigation measures within the ESMP together with the ESSMS which will be implemented as part of Bilboes on - going efforts to achieve continuous environmental improvement . The management system will contain plans and procedures to help manage environmental aspects and impacts and help ensure legal compliance . Requirements for post - closure monitoring to determine whether the mitigation and rehabilitation measures are effective would be incorporated into a final Closure Plan to be compiled for the operations prior to the commencement of decommissioning . 1 . 20 Project Permitting An approved EIA is required in terms of the Environmental Management Act (Chapter 20 : 27 ) No . 13 of 2002 and the Mines and Minerals Act (Chapter 21 : 05 ) of 1996 . The ESIA was undertaken for the project to satisfy the requirement and an ESIA Report was completed and submitted to the Environmental Management Agency (EMA) within the first quarter of 2020 . Thereafter, public feedback meetings were held to disclose the findings of the ESIA Report to the identified stakeholders . A record of this disclosure process was compiled and submitted to the EMA . An EIA certificate was issued to Bilboes for the project in February 2021 and was valid for two years . The EIA certificate was renewed for one year to March 2024 and now to March 2025 . The EIA certificate renewal process will continue annually for the duration of the Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 29 of 193

Preliminary Economic Assessment operations, subject to conditions which include project update reports, compliance with Environmental Management Plans (EMP) outlined in the ESIA Report and notification to EMA for any changes in the project likely to alter the project as stipulated in the ESIA Report . Other project related licenses include air emissions (generators, smelter, incinerator), explosives (purchase and storage), firearms, medicines control, public health (medical examination), water abstract, hazardous substances (importation, transportation, storage and use) and solid waste disposal which are renewed quarterly or annually . 1 . 21 Social and Community Related Requirements and Plans An ESMP has been developed which contains the environmental, social and safety management and monitoring commitments that Bilboes will implement to manage the negative impacts and enhance the positive impacts identified in the EIA . This will include : » A Livelihoods Restoration Plan (LRP), » Several Corporate Social Responsibility (CSR) programmes, » Develop a fair and transparent labor, working conditions and recruitment policy, » A local procurement policy will be developed and implemented, » Develop a Stakeholder Engagement Plan, » Addressing the social or community impacts. 22. Mine Closure Generally accepted “good international practice” mine closure methods were used as the basis for the conceptual closure plan, as well as for determining the unit rates for the various closure components used in the LoM liability calculation . The mine closure methods also conform to the statutory requirements of Zimbabwe EMA, who are the regulatory body . 23. Capital Costs DRA has developed and costed two distinct project phases: » Phase 1: Processing 240 ktpm of milled plant feed from the Isabella McCays mining area, scheduled for years 1 to 6, » Phase 2: Processing 180 ktpm of milled plant feed from the Bubi mining area, scheduled for years 6 to 10. The estimate assumes that the project will be executed on an Engineering, Procurement, and Construction Management (EPCM) basis. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 30 of 193

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The mining costs are a combination of site establishment and pre-development during the production ramp up which consists of the first nine months of production.

The capital estimate is summarized in Table 1-3.

Table 1-3: Capital Summary per Project Phase

| Description | Grand Total (Million US$) | Sub Total Phase 1 (Million US$) | Sub Total Phase 2 (Million US$) |
|---|---|---|---|
| Mining | 25.54 | 25.54 | 0.00 |
| Process and Infrastructure | 311.82 | 267.63 | 44.19 |
| Indirect Costs | 31.79 | 29.57 | 2.21 |
| Contingency | 33.82 | 29.49 | 4.33 |
| Total Project Costs | 402.97 | 352.24 | 50.73 |

## 1.24 Operating Costs

The operating cost estimate has been completed from a zero base and presented in United States Dollar (US$). Costs associated with labor, materials and consumables have been included in this estimate.

### 1.24.1 Mining Contractor Costing

The average mining cost based on pricing received is US$ 2.65 /t including the plant feed transport cost from all mining areas process plant. The cost breakdown is shown in Table 1-4.

Table 1-4: Mining Contractor OPEX

| Area | Cost per Total Tonne Mined (Ore and Waste) (US$) |
|---|---|
| G&A | 0.29 |
| Drill and Blast | 0.45 |
| Load and Haul Incl. Rehandle and Services | 1.91 |
| Total | 2.65 |
| Diesel Cost | 1.52 (October 2023) |

### 1.24.2 Process Plant Operating Cost

Operating costs have been estimated and based on the production profile for LoM. Steady state costs are presented for Phase 1 and Phase 2 in Table 1-5. Main drivers in costs include reagents and power which collectively account for more than 70% of total plant operating costs.

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Preliminary Economic Assessment Table 1 - 5: Plant OPEX Phase 2: 180 ktpm Bubi Phase 1: 240 ktpm IM Unit Description 53.33 37.93 US$ m/a Variable 17.17 12.31 US$ m/a Fixed Overview 2,160,000 2,880,000 t/a RoM 53.33 37.93 US$ m/a Total variable 17.17 12.31 US$ m/a Total fixed 70.49 50.24 US$ m/a Total 32.64 17.44 US$/t RoM Unit cost 3. General and Administration Cost The General and Administration Cost (G&A) cost includes administrative personnel, general office supplies, safety and training, travel (both on site and off site), independent contractors, insurance, permits, fuel levies, security, camp power, camp costs, ICT, relocation, and recruitment . Total G&A costs amount to US $ 4 , 912 , 650 per annum in phases 1 and 2 . 4. Total Operating Costs Summary The Bilboes Mines total operating costs have been estimated and based on the production profile over LoM . A summary of LoM operating costs is shown in Table 1 - 6 . Table 1 - 6 : LoM Operating Cost Summary ‡ Unit cost (US$ / t RoM) Cost (US$ m) Description 25.54 596.13 Mining 24.18 564.31 Process Plant 2.02 47.17 G&A 51.74 1,207.61 Total 1 . 25 Economic Analysis The financial model has been prepared on a 100 % equity project basis and does not consider alternative financing scenarios . A discount rate of 10 % has been applied in the analysis . The outcomes are presented on a pre - tax and post - tax basis . A static metal price of US $ 1 , 884 /oz has been applied . All - in sustaining costs have been reported as per the World Gold Council (WGC) guideline dated November 2018 and are exclusive of project capital, depreciation, and ‡ Due to rounding, numbers presented in this table may not add up precisely to the totals provided. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 32 of 193

Preliminary Economic Assessment amortization costs. Capital payback is exclusive of the construction period and referenced to the start of first production. Key financial outcomes are shown in Table 1 - 7 . Table 1 - 7: Project Economics Summary Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 33 of 193 Value Units Description Financial Outcomes (Post - tax, Constant Model Terms) 308.73 US$ m NPV @ 10% 33.99 % IRR 309.18 US$ m Peak Cash Funding 967.90 US$/oz AISC 1.9 years Payback (UNDISCOUNTED) - From Production Start A data table analysis has been conducted to specifically illustrate the influence of changes in gold pricing and discount rates on the project's economic outcomes and is presented in Table 1 - 8 . The yellow highlight in the table below indicates the current base case scenario . The NPV and payback period (undiscounted, from production start) are presented on a post - tax basis . Table 1 - 8 : Data Table Analysis 1 . 26 Adjacent Properties Several small mines and two larger ones have operated in the past in the area around the Isabella property and within the Isabella and Gwizaan EPOs but all of these had been dormant for at least 15 years prior to the renewal of exploration activity in the area in the early 1980 s . The Motapa, Fossicker and Jupiter Mines pits are situated immediately to the south of the Bilboes Project and trend in the same general strike of Isabella, McCays and Bubi pits . The Isabella EPO 1726 surrounds Isabella McCays while the Gwizaan EPO 1646 surrounds Bubi as well as a cluster of other Bilboes exploration claims namely When, Sandy and Ferroro . Several high quality geological and aeromagnetic targets are located within the major northeast - southwest trending deformation zones that transect the EPOs along the Peter - Pan, Courtleigh and Gabriella - Mulungwane shear zones . These targets in addition to the existing exploration claims offer potential for organic growth of Bilboes Mineral Resources . Discount Rate, % 5 7.5 10 12.5 15 191 137 94 59 31 1,500 Gold Price, USD/Ozt 342 267 206 157 116 1,700 480 385 309 246 194 1,884 567 460 373 302 243 2,000 717 588 484 398 327 2,200 867 717 594 494 411 2,400 1016 845 705 590 495 2,600 NPV (Post - tax), USD M 3.6 1,500 Gold Price, USD/Ozt 2.5 1,700 1.9 1,884 1.8 2,000 1.6 2,200 1.5 2,400 1.3 2,600 Payback Period (Post - tax), years

Preliminary Economic Assessment 27. Other Relevant Data and Information None 28. Interpretation and Conclusions 1. Mineral Resource Estimate » The data collected during the exploration, drilling and sampling programmes, including surveying, drill hole logging, sampling, geochemical analysis, and data quality assurance, was collected in a professional manner and in accordance with appropriate industry standards by suitably qualified and experienced personnel . » The geological modelling and Mineral Resource estimate were undertaken utilizing recognized deposit and industry strategies/methodologies for the type of deposit of the Bilboes Mine . » The Mineral Resource is constrained in an optimized pit shell . This together with the assumptions relating to mining, processing, infrastructure, and market factors supports the “reasonable prospects for eventual economic extraction” . » Based on an assessment including : - data quality and integrity, data spacing, confidence in the grade interpolation, confidence in the geological interpretation and confidence in the estimate the relevant Qualified Person (QP) believes the Mineral Resource estimate is robust . 2. Mining Engineering » Both the modelling and the grade interpolation have been conducted in an unbiased manner and the resulting grade and tonnage estimates should be reliable within the context of the classification applied . » The open pit modelling is based on suitably supported assumptions and parameters and completed utilizing appropriate industry standards suitable for the Bilboes Project . » The economic modelling is supported by technical studies in mining, processing, infrastructure, environmental, social, and marketing . Based on the inputs from these disciplines, the financial model demonstrates an economically viable mine . The economic analysis is based on a gold price of US $ 1 , 884 /oz . » The sensitivity analyses demonstrates that the profitability of the project is most sensitive to revenue related factors such as gold price and recovery . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 34 of 193

Preliminary Economic Assessment 1.29 Recommendations » Based on the study work completed it shows an attractive economic outcome. It is recommended that the Bilboes Project enters into a feasibility study phase. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 35 of 193

Preliminary Economic Assessment 2 INTRODUCTION Caledonia is a Zimbabwean focused exploration, development and mining corporation . Caledonia owns a 64 % stake in the gold - producing Blanket Mine (“Blanket”), and 100 % stakes in the Bilboes oxide mine, the Bilboes Project, and the Motapa and Maligreen gold mining claims, all situated in Zimbabwe . Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”) . Caledonia commissioned DRA to prepare a PEA for the Bilboes Project . 1. Scope of the Report The PEA has been prepared in accordance with the disclosure and reporting requirements set forth in National Instrument 43 - 101 Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”), Companion Policy 43 - 101 CP, Form 43 - 101 F 1 , and the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10 , 2014 (CIM Standards) . The purposes of this PEA are as follows : » Present the results of a PEA for the implementation of open pit mining to recover the gold mineralization, » Propose additional work required for feasibility level studies, » The PEA is not at the level of a FS . All measure units used in this Report are metric unless otherwise noted and currency is expressed in US $ . The Mineral Resources are estimated in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves . 2. Principal Sources of Information The sources of information include historical data and reports compiled by previous consultants and researchers of the Project and supplied by Caledonia, as well as other documents cited throughout the report and referenced in Section 27 . The relevant QPs have relied on various email exchanges with Caledonia representatives, excel spreadsheets, and previously completed reports . The relevant QPs’ opinions contained herein are based on information provided to the relevant QPs by Caledonia throughout the course of the investigations . The relevant QPs have relied upon the work of other consultants for social, environmental and tailings storage facility aspects Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 36 of 193

Preliminary Economic Assessment of the project, as noted in Section 2 . 2 . The relevant QPs have relied on Caledonia’s personnel for details on Project history, regional geology, geological interpretations, and information related to ownership and environmental permitting status . The relevant QPs have not performed an independent verification of land title and tenure information as summarized in Section 4 of this report, which was verified separately by Caledonia . This report has been prepared using the documents noted in Section 27 (References) . The relevant QPs used their experience to determine if the information from previous reports was suitable for inclusion in this technical report and adjusted information that required amending . This report includes technical information that required subsequent calculations to derive subtotals, totals, and weighted averages . Such calculations inherently involve a degree of rounding and consequently introduce a margin of error . Where these occur, the relevant QPs do not consider them to be material . 2 . 3 Participants, Qualifications, and Experience The participants consist of technical experts brought together by DRA to conduct the PEA and who are considered QPs in terms of the requirements of the CIM Standards, and their individual areas of responsibility are listed as follows : Desmond Subramani, Principal Consultant at Caracle Creek International Consulting MINRES (Pty) Ltd (CCIC MinRes) . (HB.Sc., Pri.Sci.Nat.) Site Visits, Data validation, Mineral Resource Estimate, Reporting David Thompson, Principal Mining Engineer at DRA Global (B - Tech, Pr. Cert Eng, SACMA) Mining Methods, Mining Capital and Operating Costs and reporting Aveshan Naidoo, Specialist Engineer at DRA Global. (BSc Chemical, MBA, PrEng) Metallurgy, valuation, reporting Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 37 of 193

Preliminary Economic Assessment 4. Independence Neither DRA, nor the key personnel nominated for the work, has any material interest in Caledonia or any of its affiliates or associates . The work, and any other work done by DRA for Caledonia, is strictly in return for professional fees . Payment for the work is not in any way dependent on the outcome of the work, or on the success or otherwise of Caledonia or any of its affiliates or associates’ own business dealings . There is no conflict of interest in DRA undertaking the independent MRE as contained in this document . 5. Site and Technical Visits The following personal inspections / site visits were completed on the Bilboes properties Table 2 - 1 . Table 2 - 1: Summary of Site Visits and Personal Inspections Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 38 of 193 Date QP Name and Surname 20 and 22 March 2018, 26 September 2018 QP (Geology) Sivanesan (Desmond) Subramani 21 and 22 February 2018 QP (Mining) David Thompson After discussion with the mine and based on the lack of any significant mine production or construction, it was deemed that site visits in 2023 would not add any value to the work completed .

Preliminary Economic Assessment 3 RELIANCE ON OTHER EXPERTS This report was prepared by DRA for Caledonia as a National Instrument 43 - 101 Technical Report, in accordance with Form 43 - 101 F 1 . The quality of information and conclusions contained herein are consistent with the level of effort involved in DRA’s services and based on : » Information available at the time of preparation by Caledonia, » Third party technical reports prepared by Government agencies and previous tenement holders, » along with other relevant published and unpublished third - party information . This report is intended to be used by Caledonia subject to the terms and conditions of its contract with DRA . This contract permits Caledonia to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43 - 101 , Standards of Disclosure for Mineral Projects . Any other use of this report by any third party is at that party’s sole risk . A final draft of this report was provided to Caledonia along with a written request to identify any material errors or omissions, prior to lodgment . Neither DRA, nor the authors of this report, are qualified to provide extensive comment on legal facets associated with ownership and other rights pertaining to Caledonia’s mineral properties described in Section 4 . DRA did not see or carry out any legal due diligence confirming the legal title of Caledonia to the properties . Similarly, neither DRA nor the authors of this report are qualified to provide extensive comment on environmental issues associated with Caledonia’s mineral properties, as discussed in Section 4 . DRA has relied on work completed by SLR for the TSF, Geotechnical Engineering, Environmental and Social aspects . DRA relied upon Bilboes Exploration Manager for the information in respect of the Prospecting Permits and Environmental Permits . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 39 of 193

Preliminary Economic Assessment

# 4 PROPERTY DESCRIPTION AND LOCATION

## 4.1 Property Description and Location

The Bilboes properties are located in the Matabeleland North Province of Zimbabwe. The Isabella-McCays properties are situated approximately 80 km north of Bulawayo while Bubi is situated approximately 100 km north of Bulawayo. Bubi is 32 km due north-east of Isabella.


Zambia
Malawi
Namibia
Zimbabwe
Mozambique
Botswana
South_Africa
ISABELLA
McCAYS
BUBI
KARIBA
CHINHOYI
KADOMA
HARARE
CHITUNGWIZA
HWANGE
MUTARE
GWERU
BULAWAYO
MASVINGO
Legend
Town
Bilboes Project
Greenstone Belt
Province
Neighbouring Country
WGS84
Drawn by: MA, Minxcon (Pty) Ltd
Kilometers
0 25 50 100 150 200

Figure 4-1: Regional Location of Bilboes Gold[§]

## 4.2 Mining Tenure

The Isabella-McCays-Bubi properties comprise 130 claim blocks covering an area of 2,731.6 ha as shown in Table 4-1.

Table 4-1: Bilboes Claims

| Group of Claims | Mining District | Province | No. of Blocks | Area (ha) | Coordinate East[**] | Coordinate North |
|---|---|---|---|---|---|---|
| Calcite and Kerry (Isabella Mine) | Bulawayo | Matabeleland North | 49 | 1,894.4 | 662,106 | 7,846,712 |
| Ruswayi (McCays Mine) | Bulawayo | Matabeleland North | 33 | 330 | 666,339 | 7,849,975 |

§§ Source: Burger et al, 2017

** Coordinates are in UTM Arc 1950 Zone 35K, Clarke 1880 spheroid format.

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Preliminary Economic Assessment

Caledonia Mining Corporation Plc

| Group of Claims | Mining District | Province | No. of Blocks | Area (ha) | Coordinate East** | Coordinate North |
|---|---|---|---|---|---|---|
| Chikosi (Bubi Mine) | Bulawayo | Matabeleland North | 48 | 507.2 | 684,838 | 7,865,515 |
| Total | | | 130 | 2,731.6 | | |

The Government, as of 2019, had amended the mining laws, thereby decriminalizing the operation of small-scale miners to allow more locals to participate in the exploitation of the country's mineral wealth. More emphasis is being placed on the "use it or lose it" regulations, which allow the government to repossess unused mining claims from holders.

## 4.3 License Status

Bilboes consists of 130 claim blocks wholly owned by Bilboes Gold. Of the 130 blocks, 49 gold and base metal blocks and a Special Mine site (to accommodate the plant, TSF, additional offices and housing) belong to the Isabella mining area while McCays comprises of 33 gold blocks (Figure 4-2) and Bubi consists of 48 gold blocks (Figure 4-3). The rights were obtained through certificates of Registration After Transfer from Prospecting Ventures, an exploration entity owned by AMZIM which had pegged these claims after carrying out exploration work. Bilboes also thereafter registered additional claims in the surrounding area. The claims are protected annually against forfeiture through gold production and exploration work and Bilboes has exclusive rights to subsurface areas to produce gold from these properties. The rights do not expire if the annual protection fees are paid when they become due.

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Page 41 of 193

Preliminary Economic Assessment Figure 4 - 2: Isabella - McCays Mine Claims Map Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 42 of 193

Preliminary Economic Assessment Figure 4 - 3 : Bubi Mine Claims Map Bilboes has been operating in Matabeleland since 1989 . It holds the necessary mining permits and complies with the terms of the Mines and Minerals Act and allied regulations with respect to all of their claims and in particular that all of the registration certificates are valid, and the protection certificates are up to date . Bilboes thus requires no further permits to explore or produce from the current operational areas, but further permits will be required for the proposed haul road between Bubi and Isabella plant . Further exploration outside the current claims will require approvals by the EMA who may request an EIA study . SLR based in South Africa in partnership with the local GryinOva Environmental Consultants conducted an ESIA study for the project and an EIA certificate of approval was issued by EMA in February 2021 and the certificate was valid for two years and subject to renewal on an Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 43 of 193

Preliminary Economic Assessment annual basis for the duration of the operations . The current EIA certificate expires in March 2025 . The conditions of renewal are notification to the agency of any changes in the project, compliance with the approved environmental plan and submission of progress reports on the project . There is no reason that the renewal will not be granted . Other project related licenses include air emissions (generators, smelter, incinerator), explosives (purchase and storage), firearms, medicines control, public health (medical examination), water abstract and hazardous substances (importation, transportation, storage and use), solid waste disposal which are renewed when they become due either quarterly or annually . The renewal conditions involve payment of applicable fees to the regulatory bodies of US $ 70 , 000 per year . Bilboes also holds 3 , 935 ha of additional claims and 51 , 900 ha of exploration licenses referred to as EPOs around Isabella - McCays - Bubi and the Gweru area . These claims and EPOs have highly prospective targets which offer Bilboes excellent prospects for organic growth . The company has applied for an extension of the EPOs tenure for a further three years after the initial three - year tenure expired in July 2021 . The decision on the EPO applications is pending . 4.4 Holding Structure Figure 4 - 4 : Holding Structure 4 . 5 Royalties and Agreements The information below relates to the fiscal year 2023 and is in Zimbabwe Gold (ZiG), unless otherwise stated . An appropriate exchange rate to the US $ will be applied at the time of any transaction . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 44 of 193

Preliminary Economic Assessment 1. Royalties, Taxes and Economic Climate in Zimbabwe The tax regime in Zimbabwe has remained relatively stable and favorable over the past few years compared to other jurisdictions in the region . Those taxes, royalties, duties etc, directly affecting the mining industry are considered below . 2. Royalties » Royalties are levied on gross revenue from the sale of gold, » Royalties are levied at source hence payments made by FGR (the entity that buys a portion of the gold produced by Blanket Mine, another operating subsidiary of Caledonia) are net of royalties . To the extent that Bilboes exports 100 % of its production, an alternative collection mechanism for royalties will have to be agreed . » From 1 January 2020 , mining royalties are an allowable expense in the determination of taxable income, » For primary gold producers a two - tier system that is based on gold prices is applicable . For gold prices below US $ 1 , 200 /oz the rate is 3 % and for gold prices above US $ 1 , 200 /oz the rate is 5% . 3. Customs Duties » Maximum applied on cost of imports : 10% » Capital equipment imports : 0% 4. Value Added Tax » Locally procured and imported inputs and equipment : 15% » Exports are zero rated and input Value Added Tax (VAT) is fully recoverable in most cases or can be used to set off against other tax liabilities . No output VAT is levied on gold sales as they are zero - rated . Silver is subject to VAT at 15% . 5. Withholding Taxes » Supplies by unregistered traders (without Tax Clearance Certificate) : 30% » Non - Resident Shareholders’ Tax on dividends* : 5 - 15% » On fees, royalties, dividends, and interest : 15% » Services from non - residents : 515% » Lower withholding taxes may be obtained in terms of double tax agreements. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 45 of 193

Preliminary Economic Assessment *dividend payments to non - residents in countries with a Double Tax Agreement with Zimbabwe (e.g., the United Kingdom) incur withholding tax at 10%. 6. Corporate Tax » On taxable profits: 25% flat rate [plus 3% AIDS levy] to make effective rate 25.75%, » Capital redemption allowances in year incurred. : 100%, » Deduction limits on passenger vehicles :US$ 10,000, or ZiG equivalent at prevailing bank rates, » Deduction limits on employee housing : US$ 25,000, or ZiG equivalent at prevailing bank rates » Deduction limits on donations to medical centers : US$ 100,000 per annum, or ZiG equivalent at prevailing bank rates » Deduction limits on donations to research and development institutions :US$ 100,000 per annum, or ZiG equivalent at prevailing bank rates » Pre - production operating expenditure : 100% in first year of production » Carry forward of losses : Indefinite for mining operations. 7. Ring Fencing Each mining location is ring fenced and only costs applicable to that location are deductible. 8. Employment Levies » National Social Security : 4.5% of an employee wage rate. » The cap is declared monthly : ZiG 5 010.83 per month. » Workmen’s compensation : 1.77% base earnings » Manpower Development Levy : 1% of the gross earnings » Standards Development Levy : 0.5% of the gross earnings Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 46 of 193

Preliminary Economic Assessment

#### 4.5.9 Electricity Levies

Rural Electrification Levy : 6% of electricity bill.

#### 4.5.10 Rural Council Levies

- Unit tax: ZiG 158.62 / unit,
- The number of units for each company is dependent on number of employees with the first 100 employees making a unit and any other 50 employees thereafter forming units.

#### 4.5.11 Other Relevant Points

- Administration fees in excess of 1% of other tax-deductible expenses are disallowed and taxed as a dividend.
- Capital gains tax (Table 4-2)

Table 4-2: Capital Gains Tax

| Acquired | Rate | Currency |
|---|---|---|
| Before 22 February 2019 | 5% of gross capital amount | ZiG |
| | 5% of foreign currency gross capital amount | US$ |
| On or after 22 February 2019 | 20% of capital gain | ZiG |
| | 20% of foreign currency capital gain | US$ |

- Capital gains withholding tax:
  - On listed marketable securities: 1.5%
  - On listed marketable securities held for less than 6 months: 4%
  - On unlisted marketable securities: 5%
  - On immovable property acquired before 22 February 2019: 5%
  - On immovable property acquired after 22 February 2019: 15%

Note: In respect of any sale of a specified asset that is purported to have been sold in ZiG, it shall be presumed that the specified asset was paid for in a foreign currency at the United Sates dollar market valuation of the specified asset on the date of sale, and that the capital gains tax thereon shall be paid in United States dollars accordingly, unless the seller provides documentary proof satisfactory to the commissioner of taxes that the specified asset in question was sold for ZiG.

Deferment of VAT collection on imported capital equipment is as per

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Preliminary Economic Assessment Table 4 - 3 : Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 48 of 193 Table 4 - 3: Vat Collection Deferment period (Days) Value of Equipment (US$) 90 100,000 to 1,000,000 120 1,000,001 to 10,000,000 180 10,000,001 and above » Mining claims fees are based on land area . The Mines and Minerals Act provides for maintenance of mining title through payment of annual protection fees . The protection fee for a gold / base metal block is US $ 150 per 5 ha per annum . EPOs have a two to three - year tenure and can be renewed for an additional period to a cumulative maximum of six years subject to approval by the Ministry of Mines and Mining Development’s Mining Affairs Board and a renewal fee of US $ 1 , 500 is required with the application . The annual rental fee US $ 0 . 08 per ha in the first year, US $ 0 . 11 in the second year and US $ 0 . 15 in the third year . A company is allowed to peg claims during the tenure of the EPO subject to the following conditions :  That the area to be pegged is not prohibited from pegging under the Mines and Minerals Act after the acquisition of a prospecting licenses at US $ 75 per gold / base metal block,  Appointment of an Approved Pegger for the requisite groundwork and filing of paperwork for registration,  Payment of registration fees of US $ 300 for a base metal block and US $ 563 for a special base metal block,  Approval by the Ministry of Mines for erection of permanent beacons around the blocks as per Mines and Minerals Act,  EIA fees charged based on a sliding scale from 0 . 8 % to 1 . 2 % of the relevant project cost,  Payroll tax (Pay as You Earn) is deducted from employees’ earnings and paid to the government . The tax - free band has been increased to ZiG 16 , 272 per annum or ZiG 1 , 356 per month . The upper income tax bands moved to ZiG 488 160 per annum or ZiG 40 , 680 per month . The effective maximum rate of tax (including AIDS levy) is 41 . 2% .

Preliminary Economic Assessment  Exemption of customs duty import tax and surtax on all capital goods during exploration phase of a mining project and for a period of up to five years from date of grant of a mining title, during the development phase of the mining project .  A 2 % Intermediated Money Transfer Tax (IMTT) charged per e - commerce ZiG denominated transaction . Any transaction exceeding equivalent in ZiG of US $ 500 , 000 has a maximum tax of US $ 10 , 150 (at the Interbank Rate) payable in ZiG .  IMTT (Outbound Foreign Payment Tax) at a rate of 2 % for every outbound foreign payment or partial payment made . This tax applies to each transaction that is subject to the tax thin capitalization regulations : offshore borrowings require Reserve Bank of Zimbabwe approval, and interest paid on borrowings of a debt - to - equity ratio of up to a maximum of three to one is tax deductible . Beyond the maximum allowable ratio any interest paid is assumed to be a dividend pay - out and is not tax deductible and is also liable to withholding tax at the non - resident tax rate .  Rebates of Duty . The following tax rebates are allowed : » Rebate of duty on goods for the prospecting and search for mineral deposits. » Rebate of duty on goods imported in terms of an agreement entered pursuant to a special mining lease. » Rebate of duty on goods imported temporarily for an approved project. » Rebate of duty on goods for incorporation in the construction of approved projects. » No export duties for all mineral commodities. » Rebate of duty extended to capital equipment imported by mining and manufacturing sectors for values above US$1 million, effective 1 January 2016. 4 . 5 . 12 Political Risks Political uncertainties are risks, which may lead to unfavorable legislative and taxation framework changes, exchange control restrictions, international monetary fluctuations, civil unrest, or any other political instability . All the properties belonging to Bilboes are protected in respect of the Mines and Minerals Act . All the blocks of claims are registered with the Mining Commissioner’s office and are regularly inspected in compliance with the mining regulations and preserved against forfeiture . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 49 of 193

Preliminary Economic Assessment 4 . 5 . 13 Indigenization and Economic Empowerment The Indigenization and Economic Empowerment Act was amended in 2018 to remove the requirement for gold mining companies to have a required level of local ownership . Moreover, in the mid - term budgetary review statement of 2019 the Indigenization and Economic Empowerment Act was repealed and replaced by the Economic Empowerment Act, which is consistent with the current thrust “Zimbabwe is Open for Business" . All new foreign investment into Zimbabwe requires an investment license issued by the Zimbabwe Investment Authority in terms of the Zimbabwe Investment Authority Act . 4 . 6 Environmental Liabilities No encumbrances or environmental liabilities are known, and DRA have placed reliance on a legal due diligence conducted by Scanlen and Holderness, a firm of legal practitioners in Harare, Zimbabwe . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 50 of 193

Preliminary Economic Assessment 5 ACCESSIBILITY, PHYSIOGRAPHY Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 51 of 193 CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND 1. Access Isabella McCays and Bubi are approximately 80 km and 100 km directly north and northeast respectively of Bulawayo, the second largest city of Zimbabwe with an approximate population of 700 , 000 (2013) . All the mines are accessed via public roads and although these are of variable quality, they are accessible by all types of vehicles . Isabella is 110 km ( 1 . 5 hours) whilst Bubi is 140 km ( 2 hours) by road from Bulawayo . Bubi can also be accessed by road from Isabella ( 70 km in 1 hour) . 2. Climate Despite lying in the tropics, the climate is subtropical due to its relatively high altitude . The mean annual temperature is 19 ƒ C . Three broad seasons are prevalent : a dry, cool winter season from May to August ; a dry, hot early summer from late August to Early November and a wet, warm summer from early November to April . Rainfall during the wet season averages 594 mm . The climatic conditions allow for year - round exploration and mining activities . 3. Physiography The properties lie between 1 , 150 m and 1 , 200 m above mean sea level (amsl) . The area is covered by red and grey soils characteristic of greenstone rocks in Zimbabwe . Vegetation is dominated by scrubby Colophospermum Mopane, Acacia, and Combretum woodlands and minor occurrences of miombo with no extensive grasslands . Agricultural activities are restricted to ranching . 4. Local Resources and Infrastructure The terms of the claims tenure system in Zimbabwe confer rights to use of the land surface for mining and construction of all related infrastructure such as housing, offices, plant, and tailings/waste disposal facilities subject to adherence to the environmental legislation . In 2019 , Bilboes obtained rights for an additional 1 , 128 ha for a mine site at Isabella which will be adequate to cater for the additional sulphide mine infrastructure such as the sulphide plant, tailing’s storage facility, waste dumps, housing, and additional office infrastructure . There is sufficient underground water around the mines to run the current heap - leach operations, but additional drill holes and pumping capacity will be required for the proposed sulphide - mining project . This issue was identified in the Pre - Feasibility stage of the project, along with water - use permits .

Preliminary Economic Assessment There are 33 kV power lines within 5 km and 25 km of the Isabella McCays and Bubi deposits respectively, that form part of the national grid, but new lines will have to be constructed to meet the increased capacity of the proposed exploitation of the sulphides . A 70 km kV Lynx line will be constructed from Shangani Substation to a substation which will be constructed at Isabella . An alternative 88 kV power line, which is sufficient for the sulphide project, is located at Turk Mine about 40 km from Isabella McCays and 60 km from Bubi, but this line has recently had an increased consumer load . Workshops, offices, and housing amenities are available for heap leach extraction, and these will require to be upgraded for the proposed sulphide mining project . The mines have cell phone and internet connectivity and utilize a two - way radio system . Generators at all mines allow continued production during load shedding . The capacity will need to be upgraded to cater for the sulphide operation . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 52 of 193

Preliminary Economic Assessment 6 HISTORY 1. Project History Initial exploration allowed the estimation of a small oxide Resource and an open - pit, heap - leach mine was commissioned in 1989 . Subsequent exploration extended the Isabella Resource and new discoveries were made at Bubi and McCays, which has yielded 9 , 136 kg of gold ( 293 , 729 oz) to December 2024 with 95 , 877 oz of this being produced since the takeover of the company by GAT Investments (Pvt) Ltd (“GAT") in 2003 . All mining has been from open - pit oxide plant feed utilising the heap leach extraction processing method . Exploration for sulphide Mineral Resources began in 1994 / 95 , with a sum of 17 , 650 m of exploratory drilling being completed by 1999 , covering a strike length of 3 , 440 m . A maiden mineral Resource estimate for the sulphide Mineral Resources was completed by SRK in 2009 , containing 4 . 75 Mt of Inferred Mineral Resources grading 3 . 49 g/t . This estimate used a 2 . 0 g/t cut - off for delineation of the Mineral Resource estimation domains . 2. Ownership Anglo American Corporation of Zimbabwe Ltd (AMZIM), formed Bilboes Holdings (Pvt) Ltd, which acquired the Isabella claims in 1982 and subsequently discovered the Bubi and McCays claims . Bilboes was purchased by GAT in 2003 . The Bilboes properties are wholly owned by Bilboes Holdings (Pvt) Ltd, which is 100 % owned by Bilboes Gold, which was acquired by Caledonia on 6 January 2023 . Prior to its acquisition by Caledonia, Bilboes was a private company owned by three shareholders, Gat Investments (Private) Limited (Gat Investments), Baker Steel Resources Limited (Baker Steel), and Infinite Treasure Limited (Infinite Treasure) . 3. Exploration Soil sampling, trenching and geological mapping have been progressively carried out since exploration and oxide mining commenced in 1982 . Soil sampling was used to identify areas for trenching and mapping . Trenches were sampled at 1 m to 2 m intervals and analysed using the bottle roll method . These assays were used to guide the interpretation and projection of oxide mineralisation along strike and at depth . The assays from trench sampling were however not used in grade estimation . Ground Magnetics and Induced Polarisation geophysical surveys have been conducted at Isabella, as part of the oxide plant feed exploration since 1996 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 53 of 193

Preliminary Economic Assessment 6 . 4 Mineral Resource In 2009 , SRK undertook a MRE for the sulphide properties based on the drill holes and geological interpretations supplied by Bilboes Gold . Geological models were created for all these deposits, excluding the oxide portions, to a depth of up to 150 m . Solid models were created from the wireframes generated and assays for gold within these were used for geostatistical modelling and resource estimation . The Mineral Resource of 5 . 2 Mt containing 533 , 000 oz was declared to 100 m below surface with mineralization from 3 . 5 Mt containing 240 , 000 oz being declared from 100 – 150 m below surface . The grade estimation for the Sulphide Projects was based on a 2 . 0 g/t cut - off mineralized envelope . In general, the drill coverage was poor, with drill spacing ranging from 25 m (Bubi) to up to 100 m for McCays . In most cases there was only one hole per drill line . Classification of the anomalies was based on the quality of the estimate, which in turn was based on grade continuity and data spacing and was done according to the guidelines contained within the JORC code (2012) . Estimates were validated by visually comparing the drill hole grades to the block model grades for each section line in Datamine Studio (Datamine) . The results of the estimation for the classification as an Inferred Mineral Resource ( Table 6 - 1 ) . Table 6 - 1 : Sulphide Inferred Mineral Resources as of 2009 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 54 of 193 Content (koz) Au (g/t) Tonnes (Mt) Cut - Off (g/t) Deposit 124 2.68 1.435 2.00 Bubi 80 4.96 0.500 2.00 Calcite 125 4.32 0.902 2.00 Castile 103 3.49 0.915 2.00 Diana 18 3.10 0.177 2.00 Maria 84 3.20 0.821 2.00 McCays 534 3.49 4.750 Total / Average Subsequent to the 17 , 650 m core drilling by AMZIM in the period 1994 to 1999 , additional exploration work under Bilboes resumed in 2011 through to 2016 where an additional 20 , 527 m of core and 20 , 235 m of RC drilling was completed bringing the total metreage to 58 , 412 m . The drilling culminated in an interim Mineral Resource update by Mr . Arimon Ngilazi and Dr Anthony Martin in 2017 . These results are presented in Table 6 - 2 and Table 6 - 3 , respectively .

Preliminary Economic Assessment Table 6 - 2: Sulphide Mineral Resources as of 31 March 2017, 0.0 g/t Au Block Cut - Off Applied Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 55 of 193 Inferred Indicated Property Au (Moz) Au (kg) Au Grade (g/t) Mass (Mt) Au (Moz) Au (kg) Au Grade (g/t) Mass (Mt) 0.55 17,195 1.90 9.05 2.12 65,912 2.20 29.96 BUBI 0.10 3,116 2.01 1.55 0.85 26,433 2.19 12.07 ISBN 0.04 1,336 2.62 0.51 0.62 19,197 2.43 7.90 ISBS 0.45 13,928 1.97 7.07 0.27 8,491 2.44 3.48 MCCAYS 1.14 35,575 1.96 18.17 3.86 120,034 2.25 53.41 Total Table 6 - 3: Sulphide Mineral Resources as of 31 March 2017, 0.9 g/t Au Block Cut - Off Applied Inferred Indicated Property Au (Moz) Au (kg) Au Grade (g/t) Mass (Mt) Au (Moz) Au (kg) Au Grade (g/t) Mass (Mt) 0.54 16,714 1.93 8.66 2.05 63,674 2.27 28.05 BUBI 0.09 2,928 2.27 1.29 0.81 25,148 2.53 9.94 ISBN 0.04 1,258 2.86 0.44 0.59 18,330 2.60 7.05 ISBS 0.43 13,280 2.38 5.58 0.26 8,135 3.19 2.55 MCCAYS 1.10 34,181 2.14 15.97 3.71 115,286 2.42 47.60 Total 5. Historical Production 1. Oxide Mineralization 1. Isabella Ther e ar e early records of insignificant gold pro d uctio n for the Isabella Mine prior to 1982 . In its first year of operation the Isabella ope n pit operation produced 1 7 0 k g of gold from a monthly rate of 15 , 000 t of plant feed . At start of production there were three pits with a Mineral Reserve life of 18 months and, as of 31 December 2023 , the Mine ha d treated 6 . 6 Mt of oxides at 1 . 15 g/t ( 243 koz) an d recovered 15 0 koz of gold inclusive of re - leached gold from the old heap leach pa ds . Th e bulk of the production from Isabella was from un cr u she d plant feed with only 3 7 koz of gold being recovered from 2 . 5 Mt of cru s he d oxide plant feed after the installation of a crushing plant in 2007 . 2. Bubi Bubi was commissioned in 1997 at 25 , 000 t per month of oxide plant feed and produced 9 . 5 koz of gold in its first year . Mining activities were suspended at Bubi Mine in 2007 after running out of oxide plant feed . Gold production from that period to 2013 has been from re - leaching of the old heaps . Progressively inclusive of re - leached gold from the old heap leach pads, the mine

Preliminary Economic Assessment has produced 85 koz of gold as at end of December 2023 from 4 . 3 Mt of oxide plant feed at 1 . 00 g/t ( 138 koz) . All the plant feed at Bubi Mine was treated without crushing . There has not been any mining at Bubi from 2005 after the exhaustion of oxides until the commencement of re - leaching activities at the beginning of 2019 . 6 . 5 . 1 . 3 McCays As a result of regional exploration by Prospecting Ventures (PV), an AMZIM exploration company based in Zimbabwe at the time, a new gold deposit was discovered at McCays in 1997 . In 1998 production from an open pit, heap - leach mine started . Further exploration work within the claims area during the operational phase of the mine was added to the Reserves until depletion and temporary closure in 2002 . No mining activities took place between 2002 and 2012 at McCays . Gold production was through re - leaching from the year 2004 until 2009 . No gold production occurred from 2010 to 2012 . Activities commenced after the recapitalization of Bilboes in 2013 . Cumulative gold production from inception at McCays was ( 57 koz) as of 31 December 2023 . This included the re - leached gold from the old heap leach pads from treating 2 . 2 Mt of oxide plant feed at 1 . 15 g/t ( 80 koz) . Inclusive of this, an estimated 24 (koz) of gold was recovered from 1 , 032 , 374 t of crushed oxide plant feed after the installation of a crushing plant in 2013 . The oxides at McCays are finished and only re - leaching activity is taking place . 6 . 5 . 2 Production Summary Prior to the open - pit exploitation of the Isabella Mineral Resource by Bilboes Gold, the Calcite Mine (underground and now part of the Isabella strike) produced 559 kg of gold at an average recovered grade of 8 . 2 g/t . The production from Bilboes mines including when Mine from inception to 31 December 2023 is presented in Table 6 - 4 . Bilboes has produced some 95 , 877 oz of gold from the four mines since the takeover of the company in 2003 to 31 December 2023 . Table 6 - 4 : Production Data from Bilboes Mines to 31 December 2023 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 56 of 193 Au Recovered (koz) Grade (g/t) Plant feed treated (kt) Start - up Date 150.3 1.15 6,575 1989 Isabella 84.6 1.00 4,342 1997 Bubi 57.0 1.15 2,176 1998 McCays 1.9 0.78 184 2005 When 293.7 1.09 13,278 Total

Preliminary Economic Assessment 7 GEOLOGICAL SETTING AND MINERALIZATION 1. Regional Geological Setting Geology in Zimbabwe can be divided into three main areas: the Archean, the Proterozoic, and the Phanerozoic ( Figure 7 - 1 ). Figure 7 - 1 : Geological Map Zimbabwe (taken from Mugumbate, unknown year) 7 . 1 . 1 The Archean Rocks from the Archean era in Zimbabwe occupy most of the Zimbabwe Craton, an ancient stable continental block . This is the basement and primarily comprises granites and gneisses with remnants of volcano - sedimentary piles known as Greenstone Belts . Greenstone Belts cover approximately 60 % of the land surface of Zimbabwe . The Greenstone Belts are renowned for their rich variety of Mineral Resources as shown in Figure 7 - 2 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 57 of 193

Preliminary Economic Assessment Figure 7 - 2 : Greenstone Belts and known Gold Deposits in Zimbabwe (MuGandani, 2017 ) 7 . 1 . 2 The Proterozoic In Zimbabwe, the Proterozoic era followed immediately after the emplacement of the Great Dyke intrusion at the end of the Archean era . The Great Dyke is a layered mafic to ultramafic intrusion akin to the Bushveld Complex in South Africa . It was emplaced at the end of the Archaean era at approximately 2 , 500 mega annum (ma) . It has a strike length of 550 km and ranges in width from 4 km to 11 km . It cuts across the entire Zimbabwe Craton in a roughly N - S direction as shown in Figure 7 - 3 . The Great Dyke hosts world - class reserves of Platinum Group Metals (PGMs) and chrome plant feed . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 58 of 193

Preliminary Economic Assessment Figure 7 - 3: NNE Trending Great Dyke Cutting Across the Zimbabwe Craton (Mukaka et al 1998) Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 59 of 193

Preliminary Economic Assessment

There are three metamorphic mobile belts that border the Craton to the north-east, south, and north-west. The neo-Archaean Limpopo mobile belt borders the Craton on the southern boundary. The paleo-Proterozoic Magondi mobile belt borders the Craton to the north-west while the neo-Proterozoic Zambezi mobile belt borders the Craton to the north (Figure 7-4). These metamorphic belts are hosts to economic metamorphic minerals. They also host several gemstones, precious, and base metals. To the east are the Umkondo group sediments which were deposited in a large basin and are capped by younger dolerite sills and basaltic flows. The Umkondo sediments host the Chiadzwa placer diamond deposits.


16°S
20°S
24°S
28°S
32°S
12°E
16°E
20°E
24°E
28°E
32°E
36°E
Study area
Magondi belt
Zimbabwe craton
Limpopo Belt
Okwa Belt
Kheiss Belt
Bushveld complex
Kaapvaal craton
Namaqua-Natal Belt
Cape Fold Belt
100 km

Figure 7-4: Geological Map showing the Zimbabwe Craton and Mobile Belts (Gore et al 2009)

### 7.1.3 The Phanerozoic

The Phanerozoic consists of several sequences of sedimentary rocks covering the peripheries of the Craton. Included in the Phanerozoic are sedimentary basins: the Permian - Triassic Jurassic Karoo Supergroup, Cretaceous sediments, and Tertiary to recent sand of the Kalahari Figure 7-5.

Document Number: GZWEBR7537-STU-REP-002 - Rev. A

Page 60 of 193

Preliminary Economic Assessment Figure 7 - 5: Sedimentary Basins of Zimbabwe (taken from Mugumbate, unknown year) 2. Regional Geology as it Relates to the Bilboes properties. 1. Stratigraphy The Bilboes stratigraphic presentation is depicted in Figure 7 - 6 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 61 of 193

Preliminary Economic Assessment Figure 7 - 6 : Bilboes Site Stratigraphy 7 . 2 . 2 Local Geological Setting The Bubi Greenstone Belt covering the Bilboes properties consists of volcanic rocks of the Upper Bulawayan Group capped by sedimentary sequences of the Shamvaian Group locally represented by Mdutjana and Dagmar Formations respectively ( Figure 7 - 7 ) . The deposits occur within the meta - volcanic and meta - sediments close to the contact between these two stratigraphic units . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 62 of 193

Preliminary Economic Assessment Figure 7 - 7 : Regional Geological Map showing Bilboes Properties (from Ngilazi and Martin 2017 ) 7 . 3 Mineralized Zones Mineralization at Bilboes four properties is Archaean lode, structurally controlled deposits . It consists of silicified stock - works/veins . The veins comprise pyrite and arsenopyrite . Gold is disseminated within the sulphide mineralization and is refractory . Pyrite is the dominant sulphide mineral, with minor arsenopyrite at Isabella and McCays, with the exception of the Isabella North orebodies where an equal proportion of pyrite to arsenopyrite is evident . The mineralized zones are often subparallel to each other and are hosted in a much broader shear zone . The best mineralized zones are associated with brecciation and silicification . The sulphide tends to weather readily, and all of the deposits are covered by oxide caps to a depth of 12 m to 50 m which are readily amenable to heap - leach extraction . Orebody widths at Isabella and McCays range from 5 m to 20 m and are wider near surface . Individual orebodies have strike ranges from 75 m to 500 m and are typically in an en echelon pattern in a northwest to south - eastern pattern . The oxide cap is deepest at Isabella where the range is 12 m to 50 m . The overall mineralized strike is 4 , 400 m . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 63 of 193

Preliminary Economic Assessment The oxide - sulphides interface at Bubi is shallow in the southwest at about 10 m to 12 m below surface and increases to 30 m in the central parts and to 40 m in the northeast . Orebody widths vary from 10 m in the southwest to as wide as 100 m in the central portions of the claims . The overall mineralized strike is 2 , 950 m . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 64 of 193

Preliminary Economic Assessment 8 DEPOSIT TYPES Mineralization at Bilboes four properties is of the hydrothermal variety . It consists of silicified stock - works/veins . The veins comprise pyrite and arsenopyrite . Gold is disseminated within the sulphide mineralization and is refractory . The mineralized zones are often subparallel to each other and are hosted in a much broader shear zone . The best mineralized zones are associated with brecciation and silicification . These deposits form from hot water circulates through fractures in Earth’s crust . As the hot water moves, it leaches metals from surrounding rocks . Eventually, the metallic - rich fluids become supersaturated and precipitate plant feed minerals, including gold . The process involves hydrothermal fluid circulation and precipitation within a selected volume of rock . The Bilboes deposit is an orogenic gold deposit . The gold in orogenic gold deposits is generally found in quartz veins or as disseminations within the host rock . The gold is often structurally controlled, meaning it is concentrated along faults, shear zones, or other structural features within the rocks . Orogenic gold deposits can be found in various geological settings, including continental margins, island arcs, and suture zones . Gold precipitates from hydrothermal fluids due to suitable physical and chemical processes . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 65 of 193

Preliminary Economic Assessment 9 EXPLORATION 1. Geological Mapping Mapping has been conducted progressively at the Bilboes mines since commencement of oxide gold operations, with the latest exercise being conducted between January and September 2018 . Below are some of the maps produced for Bubi ( Figure 9 - 1 ) and the Isabella McCays area ( Figure 9 - 2 ) . Mapping was done to decipher surface and in - pit geological and geotechnical information, critical for structural and alteration interpretation of mineralized units and in aiding pit geotechnical slope stability studies . Figure 9 - 1: Map of the Surface Geology at Bubi Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 66 of 193

Preliminary Economic Assessment Figure 9 - 2 : Map of the Surface Geology at Isabella McCays 2. Trenching Trenching was conducted across all deposits as part of exploration work for the purposes of defining near surface geology and mineralization envelopes within the oxide horizons . The trenches were sampled generally on a 1 m to 2 m interval and analyzed by the bottle roll method (excluded fire assay of the residual tails) . These assays were used to help in the projection of oxide plant feed envelopes and excluded from any Mineral Resource estimation . Channel sampling was also done in all accessible sections of the pits during 2017 , which also assisted in the projection of mineralized envelopes in the oxide and transition plant feed horizons, but the assays were also not used for Mineral Resource estimation . 3. Ground Geophysical Surveying Ground Magnetics and Induced Polarization Geophysical surveys were conducted at the Isabella North deposit by PV as part of the oxide plant feed exploration in 1996 . The anomalies were followed up with oxide trenching and drilling . The oxide drilling data forms part of the depth interpretation of the Bilboes deposits from oxide through transitional and sulphide horizons . Further geophysical surveys were conducted in the Kerry West claims located west of the Isabella South claims and Kerry North claims, between Isabella North and McCays . Further drilling is outstanding on these targets and these offer potential for oxide and sulphide resources . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 67 of 193

Preliminary Economic Assessment 9 . 4 Prospecting and Sampling Early exploration works targeted oxide mineralization and includes soil sampling, trenching, and drilling . Assays from this work were not used in the sulphide Mineral Resource estimate but were used to guide the interpretation of the plant feed outlines at depth . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 68 of 193

Preliminary Economic Assessment 10 DRILLING 1. Sulphide Exploration Drilling of the sulphides to provide data for the Mineral Resource estimate was completed in three Phases : » Phase 1 : Anglo American Corporation between 1994 and 1999 , » Phase 2 : Bilboes between 2011 and 2013 , » Phase 3 : Bilboes between December 2017 and November 2018 . Phase 1 : Anglo explored the sulphide potential beneath the oxides between 1994 and 1999 . The results of widely spaced core drilling of the sulphides were used by Anglo American to estimate a non - compliant Mineral Resource for this mineralization and delineated 4 . 7 Mt at a grade of 3 . 49 g/t and containing 533 , 000 oz of gold over a 3 , 400 m strike to a vertical depth of 120 m from 17 , 650 m of core drilling . Phase 2 : Between 2011 and 2012 , Bilboes completed further exploration on the sulphides with 20 , 437 m from 90 core holes and 20 , 325 m from 144 Reverse Circulation (RC) holes in 2013 and extended the strike to 7 , 400 m and achieved a vertical depth of 160 m for the mineralization . Phase 3 : An additional 34 , 988 m of drilling, split as 17 , 015 m from 129 core holes and 17 , 972 m from 178 RC holes was completed between December 2017 and November 2018 . This was largely an infill drilling programme for a Mineral Resource upgrade across all deposits at Isabella, McCays and Bubi and achieved a vertical depth of 200 m . The total project drilling conducted over the three Phases is 93 , 400 m of core and RC holes . Sulphide mineralization underlies all the oxide deposits at variable depths from 15 m to 50 m . Two exploration campaigns account for historical exploration of sulphide gold deposits at Bilboes Gold . Both exploration campaigns were headed by PV . The first drilling campaign occurred in 1994 / 5 . During this campaign 24 drill holes were completed . In the second drilling campaign which took place in 1997 / 9 , 99 drill holes were completed . A total of 123 holes with a total of 17 , 650 m ( 12 , 650 m core and 5 , 000 m percussion) were drilled at Isabella, McCays and Bubi, covering a strike of 3 , 440 m . Drill holes depths varied between 70 m and 350 m for the core holes, with the holes being collared through percussion drilling to a depth of 50 m . The percussion holes were largely used to estimate the oxide Mineral Resource and to define the oxide/sulphide interface . Only core drill holes were included in the sulphide database . The drill line spacing varied between 25 m and 100 m with 25 m between holes along these lines . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 69 of 193

Preliminary Economic Assessment The initial holes drilled by PV before 1995 targeted the Calcite (5), Castile (9) and McCays (10) deposits . The majority of these were drilled at 45 ƒ inclinations and from hanging wall positions of the mineralized zone . A few exceptions resulted from unavailability of a suitable collar position due to the open pits . Sampling was limited to the visually recognizable alteration zones resulting in approximately 30 % of the total hole length being sampled . At the Diana pit (Isabella Mine), 14 holes were drilled, two spaced at 10 m and two at 50 m with the rest spaced at approximately 25 m intervals . One hole was drilled on each line ; all from the hanging wall with one from the footwall . The mineralized intersections occurred at 45 m to 95 m with one intersection at 125 m (DE 15 - 530 S) . The footwall of the mineralization intersected was at 169 m to 182 m . At Maria pit (Isabella) all six holes ( 1998 - 9 ) were drilled from the hanging wall with five holes spaced at 25 m and the rest at 50 m . The average intersection depths occurred at 45 m from surface and geological envelopes were modelled down to 100 m from surface . Two parallel, mineralized zones steeply dip at 70 ƒ to SE and the hanging wall plant feed body stretches along the entire length of the pit, but the footwall zone is restricted to the eastern end of the strike . A total of 15 holes were drilled along the Calcite strike from the footwall and two from the hanging wall at 50 m to 120 m line spacing . The deepest intersection occurred at 130 m from surface and the intersection depths ranged from 50 m to 120 m . The eastern end of the strike remains open . The Castile drilling intersected two mineralized zones that were modelled to 110 m from surface, but the mineralization remains open on all sides . Two holes intersected a significant parallel mineralization ( 6 . 68 g/t over 10 . 59 m and 4 . 90 g/t over 9 m) in the footwall of the two main zones . Both holes ended in mineralization and require further investigation in future . These holes have not been investigated in the 2017 / 8 drilling campaign because they lie outside of the proposed open pit . The 25 holes at Bubi covered a strike of 900 m on lines 25 m apart except for two holes which were spaced at 50 m and 100 m . All the holes (but one) were drilled from the hanging wall in the same SE direction inclined at 45 ƒ . Three distinct, parallel zones were identified but these were discontinuous along strike and the mineralization remained open ended towards the southern strike of 1 , 500 m . The oxide cap is at 15 m to 30 m from surface and only 10 m in the southern strike . Drilled intercepts start at 20 m to 80 m and the deepest occurs at 130 m . The geological models were done to a vertical depth of 170 m from surface . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 70 of 193

Preliminary Economic Assessment At McCays 23 holes were drilled in the pit and two mineralized zones were defined along strike but broken up mid - way . Drill spacing was at 50 m to 100 m with a few lines having two holes each . All holes were drilled from the hanging wall but at varying inclinations from 45 ƒ to 60 ƒ . The geological models were created to 160 m vertical depth with average intersections occurring at 75 m . Two of the holes at McCays had deep (but low grade) intersections that do not form part of the established pattern of mineralization . A summary of the drilling completed is presented as Table 10 - 1 , Table 10 - 2 and Table 10 - 3 with the drill hole distribution being presented in Figure 10 - 1 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 71 of 193

DRA
Preliminary Economic Assessment
Caledonia Mining Corporation Plc

Table 10-1: Phase 1 Drilling 1994 - 1999

| Mine | Deposit | Core | | RC | | Core + RC | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | No. of Holes | Drilled length (m) | No. of Holes | Drilled length (m) | No. of Holes | Drilled length (m) | Depth Achieved (m) | Total Strike (m) |
| Isabella | Isabella North | 31 | 4,800 | - | - | 31 | 4,800 | 150 | 890 |
| | Isabella South | 44 | 5,650 | - | - | 44 | 5,650 | 150 | 650 |
| McCays | McCays | 23 | 4,000 | - | - | 23 | 4,000 | 350 | 1,000 |
| Bubi | Bubi | 25 | 3,200 | - | - | 25 | 3,200 | 120 | 900 |
| Total | | 123 | 17,650 | - | - | 123 | 17,650 | 165 | 3,440 |

Table 10-2: Phase 2 Drilling 2011 - 2017

| Mine | Deposit | Core | | RC | | Core + RC | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | No. of Holes | Drilled length (m) | No. of Holes | Drilled length (m) | No. of Holes | Drilled length (m) | Depth Achieved (m) | Total Strike (m) |
| Isabella | Isabella North | 32 | 8,625 | 27 | 4,848 | 59 | 13,473 | 184 | 1,300 |
| | Isabella South | 16 | 3,622 | 48 | 6,667 | 64 | 10,289 | 120 | 1,700 |
| McCays | McCays | 11 | 2,313 | 10 | 1,645 | 21 | 3,958 | 150 | 1,400 |
| Bubi | Bubi | 31 | 5,877 | 59 | 7,165 | 90 | 13,042 | 200 | 3,000 |
| Total | | 90 | 20,437 | 144 | 20,325 | 234 | 40,762 | 170 | 7.400 |

Table 10-3: Phase 3 Drilling 2018

| Mine | Deposit | Core | | RC | | Core + RC | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | No. of Holes | Drilled length (m) | No. of Holes | Drilled length (m) | No. of Holes | Drilled length (m) | Depth Achieved (m) | Total Strike (m) |
| Isabella | Isabella North | 40 | 6,294.0 | 36 | 4,440 | 76 | 10,734 | 184 | 1,300 |
| | Isabella South | 20 | 2,541.0 | 28 | 3,133 | 48 | 5,674 | 120 | 1,700 |

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Preliminary Economic Assessment Core + RC RC Core Deposit Mine Total Strike (m) Depth Achieved (m) Drilled length (m) No. of Holes Drilled length (m) No. of Holes Drilled length (m) No. of Holes 1,400 150 12,738 133 6,545 76 6,193.0 57 McCays McCays 3,000 200 5,842 50 3,854 38 1,988.0 12 Bubi Bubi 7,400 170 34,988 307 17,972 178 17,016.0 129 Total Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 73 of 193

Preliminary Economic Assessment Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 74 of 193 Figure 10 - 1: Plans Showing the Drilling for the Various Areas Isabella South (ISBS) Isabella North (ISBN) McCays Bubi green = Percussion drilling blue = Diamond Drilling red = Reverse Circulation drilling

Preliminary Economic Assessment 10 . 2 Hydrology and Hydrological Drilling The project site falls within the Bembezi river sub - catchment which drains north towards the Zambezi River . The Gwayi catchment largely comprises the Northern Matabeleland area of hydrological zone A . Daily and monthly rainfall were obtained from the Nkayi station from the Meteorological Services Department of Zimbabwe (MSD - Z) for 38 hydrological years (from 1980 to June 2018 ) and were analysed to determine the long - term monthly averages, minimum and maximum monthly rainfall . The Mean Annual Precipitation (MAP) is 657 . 0 mm, the wettest hydrological year saw 53 % more rainfall than the MAP and the driest hydrological year saw only 60 % of the MAP . The driest period was associated with the drought experienced in the 1990 s . Data from the Nkayi station was adopted as the design data owing to the weather station having an acceptable length of record of monthly rainfall data and being located closest to the site and at a similar altitude . Ten years of monthly pan evaporation measurements for Bulawayo Goertz were provided by the MSD - Z . A pan coefficient of 0 . 75 was adopted for the conversion of Epan measurements to a reference evapotranspiration . The annual maximum rainfall analysis for various duration storm events (from 24 hours up to 7 days) was undertaken on the 38 years of daily rainfall records supplied by the MSD - Z . The Generalized Extreme Value (GEV) distribution was then fitted to the annual maximum series to estimate storm depths for events with an annual probability of occurrence of up to 1 : 10 , 000 ( 0 . 01% ) . No hydrological drilling has been undertaken . For pits that contained water ingress, a bathymetric survey was done to determine pit bottom . 10 . 3 Geotechnical Drilling A total of 18 geotechnical drill holes : ten at the Isabella McCays and five at Bubi, varying in depth from a minimum of 120 m to a maximum of 260 m were logged . The cumulative length of the drill holes at Isabella McCays Isabella McCays was about 1 . 67 km ; and those at the Bubi was about 0 . 88 km . SLR Consulting (Africa) (Pvt) Ltd, from South Africa was contracted by Bilboes to conduct a detailed geotechnical study across all the sulphide deposits . SLR Rock Engineers visited site at various stages of the geological drilling campaign during 2018 with the following tasks being conducted : review of geological and geotechnical data ; geotechnical logging of core and the collection of intact rock samples for testing . Structural data was collected by both the Acoustic Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 75 of 193

Preliminary Economic Assessment and Optical Televiewer from the geotechnical boreholes . Packer testing was also conducted in each borehole to determine the hydrogeological parameters of the rock mass, for groundwater modelling . Based on the analysis of the geological aspects of the deposits which included rock mass characterization, hydrogeology, and structural geology, a geotechnical model was developed for pit design parameters . Using these design parameters, kinematic, empirical and limit equilibrium analysis was conducted to determine the optimal slope configuration for the various deposits . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 76 of 193

Preliminary Economic Assessment
Caledonia Mining Corporation Plc

# 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

## 11.1 Logging and Sampling Procedure

There are no written accounts of the historic sampling procedures, but Mr. Chimedza, who has been employed by Bilboes since 1996, was closely involved with the exploration of the sulphide deposits. He confirms that the sampling of the core followed Anglo American Corporation standard procedures. This was considered to have been sufficiently accurate for the purpose of reporting of Inferred MRE contained in the 2009 Mineral Resource declaration.

The geological logging included descriptions of lithologies, structures, alteration, and visible sulphide mineralization. The information was entered into core logging sheets and mineralized zones were identified. All geological boundaries were defined with reference to the drill length. On completion of assaying, the gold results for each sample were recorded on the log sheets for easy reference. Core recoveries were recorded, and any depth discrepancies were checked and corrected. Geotechnical logging, including the RQD index and fracture spacing, was also undertaken.

Bilboes has hardcopy and digital datasets of all information except for the geotechnical logs for which only hard copies are available.

Core was fitted together, and a longitudinal line drawn to guide splitting. Within the mineralized zones sample intervals were marked between 0.5 m and 1.0 m, taking cognizance of geological and structural boundaries, and sampling was continued at 1 m intervals to 5 m on either side of the mineralization.

All the visually recognizable mineralized portions of the drill holes were cut, half core sampled, and assayed with well over 10,000 samples being assayed for gold.

## 11.2 Sampling

The recovery of samples from the RC and core drill rigs was done in accordance with laid down procedures adequate for the purposes of reporting of Mineral Resources. Once field measurements, markings and numbering and recording of critical information were completed, the core samples were transported daily from the drill site to the core yard and RC samples to secure metal containers to ensure security and avoid tampering, damage, loss, or contamination. The core was adequately secured to prevent damage, loss, or mix-up during transportation. Wet RC samples were collected in calico bags to allow water to drain out and minimize sample loss prior to sun drying in metal trays in a securely fenced section of the core shed which was free from dust ingress and other forms of contamination. Core samples were half split using a core saw and the samples averaged 2 - 3 kg. The core sizes were largely NQ

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Preliminary Economic Assessment with a few HQ cores being encountered at the start of drill holes . RC samples were collected by way of a Jones riffle splitter and the aliquots also averaged 2 - 3 kg . After sampling, excess cores and RC samples have been stored at the mine in secure sample containers and the core shed and have been retained for future use . All samples were labelled appropriately prior to dispatch . No further sample preparation was done at site and the half cores and riffle split RC samples were transported to the external accredited Laboratory . Transportation of samples to the Assay Laboratories was done utilizing Bilboes vehicles accompanied by a senior member of the technical team followed the laid down chain of custody procedure between the company and the Lab to ensure sample security in transit and proper handover - takeover . Transportation of samples to the Lab was done on the same day within working hours with no unnecessary stopovers along the way to reduce risk of loss, contamination, or damage . DRA reviewed the procedures for sampling, sample preparation protocol, sample handling and storage and are of the view that these are adequate for the purposes of reporting of Mineral Resources . Bilboes and an independent SRK consultant also visited and inspected the laboratories used in the analyses and can confirm that these also followed the correct procedures for sample preparation . 11 . 3 Analysis Independent Southern African Development Community Accreditation Service (SADCAS) accredited laboratories were used in the analyses of samples . Samples were analyzed for gold by Fire Assay on 50 g pulp aliquots and completed by Atomic Adsorption spectrophotometry method . Samples with grades at 3 g/t and above were repeated by the gravimetric finish . Performance Laboratories Zimbabwe (PLZ) in Harare, was selected as the primary laboratory (accreditation number T 0533 ) ZIMLABS Laboratory located in Harare (accreditation number T 0339 ), and Antech Laboratories (Antech) located in Kwekwe (accreditation number T 0411 ) were used for check analyses . All Laboratories are in Zimbabwe and have all since migrated to the SADCAS which accreditation is in accordance with ISO/IEC 17025 system . Current accreditation is : » PLZ - TEST - 500070 issued on 3 June 2022, » ZIMLABS - TEST - 50010 issued on 20 February 2015, » Antech - TEST - 50030 issued on 1 June 2023. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 78 of 193

Preliminary Economic Assessment 11 . 4 Sample Security At all times during sample collection, storage, and shipment to the laboratory facilities, the samples were in the control of Bilboes Gold . The samples were then trucked to Performance Laboratories in Harare for geochemical analysis . During the 2018 drilling and sampling campaign, all analytical results were emailed by Performance Laboratories to Bilboes Gold . Comparisons were done between the drilling database received from Bilboes and the assay results received from Performance Laboratories to verify the database . All the laboratories that conducted the sampling and analytical work were independent of Bilboes Gold . Performance Laboratories in Zimbabwe is an entity of SGS . SGS produces impartial results that are considered suitable for Mineral Resource estimation . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 79 of 193

Preliminary Economic Assessment 12 DATA VERIFICATION 1. Historical Data DRA’s engagement with Bilboes began with a review of the previous Mineral Resource estimate . During the review process, rigorous tests were conducted to verify the integrity of the Bilboes database . A recommendation from the review process by DRA was to implement a commercial data management software, to which Bilboes complied by acquiring Datamine Fusion database software for the capture, storage, and management of drill hole information . This Fusion database was implemented prior to the start of the 2018 drilling campaign . 2. 2017 / 2018 Drilling Campaign Before commencement of the 2017 / 2018 drilling campaign in addition to the Datamine software already in place Bilboes utilized Fusion database software for the capture : storage and management of drill hole information . The 2018 drilling programme contained 41 RC and 55 Diamond Drill (DD) holes for ISBN, 27 RC and 20 DD holes for Isabella South (ISBS), 76 RC and 55 DD holes for McCays, and 40 RC and 13 DD holes for Bubi . With regards to the 2018 data, DRA visited the site during drilling and performed various checks to verify the integrity of the collar co - ordinates, logging and sampling procedures, and assay results . Collar locations in the field were clearly marked . The mineralization zones were observed in the cores as well as from outcrops in the surface mining pits . The core logging and sampling processes at the core storage facility were observed to be consistent with industry standards . Each hardcopy log is audited and signed - off by a senior geologist prior to being used in modelling and estimation . 3. Quality Control As part of their QA/QC protocols to test for the precision of the analytical process, Bilboes inserted CRMs, blanks into their sampling stream, and created duplicates for re - analysis . During the 2017 Mineral Resource review of the Bilboes properties, DRA did a thorough review of the QA/QC protocols . The findings of that review concluded that the protocols employed at Bilboes were adequate and the database was deemed fit for the purposes of geological modelling and Mineral Resource estimations . The review was in respect of all protocols from commencement of drilling campaigns by Bilboes in 2011 till completion in 2018 . CRMs were sourced from African Mineral Standards (AMIS) in South Africa, Geostats in Australia, and Rocklabs in New Zealand . Silica powder from AMIS and local dolerite were used Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 80 of 193

Preliminary Economic Assessment as blanks . Bilboes utilized two types of duplicate materials : a Lab Pulp Duplicate (LPR) and a Lab Coarse Duplicate (LCR) . In a batch of twenty samples, at least four out of the twenty samples were control samples . This represents an insertion ratio of at least 20% . If more than 20 % of CRM results in a batch returned results that fell outside the allowable deviation of the recommended value, all results from that batch were failed and re - analyzed . 1. Blanks For the 2018 sampling campaign, Silica powder and local dolerite were used as blank material . AMIS 0415 , AMIS 0439 , and AMIS 0484 were used as silica blanks . During the 2017 review by DRA, 272 blanks were present in the database . An additional 859 blanks were added to the database for the 2018 campaign, taking the total number of blanks to 1 , 131 . A detection limit of 0 . 02 g/t was set for the exercise while the upper acceptable limit was set at 0 . 1 g/t for the silica blanks and 0 . 15 g/t for the field blank . All samples for AMIS 0415 and AMIS 0439 plotted the allowable upper limit of 0 . 1 g/t . Only one sample returned a gold value more than the 0 . 1 g/t allowable upper limit for AMIS 0484 . Similarly, with the field blank, only one sample returned a gold value more than the allowable 0 . 15 g/t upper limit . 2. Standards CRMs were sourced from AMIS in South Africa and Geostats Pty Ltd in Australia for the previous drilling campaign . For the 2018 drilling campaign, CRMs were sourced from AMIS - AMIS 0440 , AMIS 0441 , AMIS 0473 , AMIS 0525 , and AMIS 0526 . These represent the grade distribution observed at Bilboes Gold . AMIS 0473 has a recommended grade of 0 . 41 g/t, for AMIS 0526 the recommended grade is 1 . 03 g/t, 1 . 74 g/t for AMIS 0440 , 2 . 44 g/t for AMIS 0441 , and 8 . 04 g/t for AMIS 0525 . Most of the control samples of AMIS 0440 plot within three standard deviations of the recommended mean value of 1 . 74 g/t . Some seventeen samples plot outside the allowable three standard deviations limit . This is to be expected of a low/middle grade CRM . All the control samples representing CRM AMIS 0441 plot within three standard deviations of the recommended mean value of 2 . 44 g/t with most samples lying within two standard deviations . For AMIS 0473 all the control samples lie within one standard deviation of the mean of 0 . 41 g/t . For AMIS 0525 all the control samples, bar one, plot within two standard deviations of the mean value of 8 . 04 g/t . However, a slight positive bias is observed for AMIS 0525 with a majority of the samples lying above the recommended mean value . Five samples lie outside three standard deviations of the recommended mean value of 103 g/t for CRM AMIS 0526 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 81 of 193

Preliminary Economic Assessment 3. Duplicates Two types of duplicates were employed in the 2011 to 2018 drilling and sampling campaigns i . e . , Lab repeats and field duplicates . The former is made up of LPR and LCR . There were 721 LPRs and 875 LCRs in the database for the 2018 campaign . The majority of samples were within a 15 % margin . Samples that fell outside of the 15 % margin could be attributed to the inherent nugget effect of the deposit . 4. Umpire Labs Performance Laboratories was used as the primary laboratory for analysis in the recent drilling campaigns from 2011 to 2018 . To check the reliability of the results obtained from Performance Laboratories, ZIMLABS and Antech Lab were used as umpire laboratories . The results show the acceptable correlation between the primary laboratory and the umpire laboratories . 12 . 4 QP Commentary The data collected during the exploration, drilling and sampling programmes, including surveying, drill hole logging, sampling, geochemical analysis, and data quality assurance, was collected in a professional manner and in accordance with appropriate industry standards by suitably qualified and experienced personnel . The data was reviewed and validated by the relevant QP who concluded that the data is suitable for the construction of the geological model and Mineral Resource declaration . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 82 of 193

Preliminary Economic Assessment

# 13 MINERAL PROCESSING AND METALLURGICAL TESTING

## 13.1 Test Work Programme Overview

The metallurgical test work was concluded in different Phases over a period extending from September 2013 to March 2019 and involved various independent laboratories and consultants as outlined in Table 13-1.

Table 13-1: Test Work Program Outline

| Phase | Test work Description | Done By | Supervision and Oversight | Date |
|---|---|---|---|---|
| 1A | Sample characterization detailing mineralogical and chemical analysis | Mintek, South Africa | Bilboes Gold, MMC and MDM Engineering | September 13 to December 13 |
| 1B | Comminution test work done on the two composites namely Composite 1 (Bubi plant feed) and Composite 2 (combination of Diana, Calcite, Castile, Maria and McCays orebodies) | Mintek, South Africa | Bilboes Gold, MMC and MDM Engineering | January 14 to April 14 |
| 2 | Selection of a process route covering gravity amenability tests, flotation optimization and treatment of the sulphide flotation concentrates via POX, Bio-Oxidation and Ultra-fine grinding followed by cyanidation | Mintek and Suntech, South Africa | Bilboes and MMC | May 14 to September 14 |
| 3 | Variability flotation tests and bulk flotation concentrate production for additional BIOX® and gold leach tests | Suntech and SGS, South Africa | Bilboes Gold, Minxcon and MMC | October 15 to August 16 |
| 4A | Laboratory and Pilot plant test work campaigns on the different plant feed types to generate additional flotation kinetics and grind data, bulk concentrates for BIOX® pilot plants, flotation design parameters and validate flowsheet | MMC at the client's project site in Zimbabwe | Bilboes and DRA | April 18 to September 18 |
| 4B | Review, modelling and simulation of laboratory and pilot plant test results | EMC, South Africa | Bilboes Gold, MMC and DRA | October 18 to March 19 |

Phases 1 to 3 constituted preliminary test work and Phase 4 (Pilot plant), supplementary laboratory test work, modelling, and simulation of the Pilot plant test work.

## 13.2 Discussion of the Results

### 13.2.1 Chemical Analyses

The mineralogical and chemical analyses of the plant feed conducted on the individual and composite samples is summarized as follows:

- Gold content in the samples varied from 1.8 mg/kg to 6.8 mg/kg.

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Preliminary Economic Assessment » All samples contained high concentrations of Si, Al, Ca, Fe and As . Total sulfur concentrations in the samples varied from 1 . 2 % to 5 . 3 % and significant amounts of it were sulphide species . The total carbon in the plant feed was detected at 1 . 3% - 5 . 3 % and was mainly present as carbonate . Organic carbon was low for all samples tested, indicating low potential for preg - robbing . Carbon (as carbonate) content was high, especially for Bubi and McCays pits (double amount in comparison to other composite samples) . Carbonate concentrations of between 7 . 4 % and 18 . 4 % were detected in the samples . The total sulfur content in the samples was found to be mainly in the sulphide form with the lowest content of 0 . 69 % in the McCays plant feed and the highest content of 2 . 65 % in the Bubi plant feed . The concentration of elemental sulfur and sulfate was very low . High As content was detected in all samples which highlighted the importance of investigating as behavior during the processing steps and to consider possible environmental issues in deciding on process route and economics . The As content in the McCays plant feed was disproportionately higher than the other pits . 13 . 2 . 2 Mineralogical Characterization Diagnostic leach results showed that gold recovery via direct cyanidation was low, varying from 25 % to 50 % and Au locked in sulphides and carbonate minerals varied from 46 % to 72% . Bulk Modal Analysis (BMA) showed that quartz, feldspar, and mica were present in major to intermediate amounts in all the samples, followed by major to minor amounts of carbonates . Sulphide minerals, pyrite and arsenopyrite, were present in minor to trace amounts throughout all samples . All other mineral Phases are present in trace amounts in all samples . The Au bearing minerals identified in this study were electrum (AuAg) and native gold (Au) . Native gold and electrum are variably distributed throughout all samples . Most Au - bearing grains reported to the 0 μm - 10 μm size class fraction and a smaller quantity in the 10 μm - 15 μm size class fraction . Pyrite was the dominant Base Metal Sulphides (BMS) mineral present as majority of the samples followed by arsenopyrite (from 5 to 58% ) and trace amounts of other sulphides (sphalerite, pentlandite, chalcopyrite, chalcostibnite, ullmannite, gersdorfiite and galena) The majority of all BMS mineral grains (>50 mass%) in all samples reported to the finer, 0 μm - 21 μm size classes, with lesser amounts reporting to the coarser size classes. The majority (>80 mass%) of pyrite, arsenopyrite and other sulphides had free surface with lesser amounts being associated with other mineral Phases in all the samples examined. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 84 of 193

Preliminary Economic Assessment 13 . 2 . 3 Comminution Comminution test work showed that Isabella and McCays samples with Bond Ball Work Index (BBWi) values ranging from 15 . 70 kWh/t to 17 . 81 kWh/t and A*b values ranging 27 . 50 to 32 . 80 could be classified as being hard, while Bubi plant feed with a BBWi value of 21 . 45 kWh/t and A*b value of 19 . 0 was very hard . All samples were characterized as being moderately abrasive with Ai indices ranging from 0 . 22 to 0 . 42 . 13.3 Process Route Identification Gravity amenability tests indicated poor gold recoveries and varied from 14 % to 22 % at 0 . 5 % mass pull . Gravity separation at higher mass pull provided higher gold recovery but still was not a feasible option . Initial milling and flotation results indicated high gold recoveries of 89% - 97 % with high mass pulls ranging from 10% - 15% , low concentrate grades of 12 g/t - 20 g/t Au and unacceptable high levels of carbonates in the range of 7% - 13 % which were bound to negatively affect the down - stream gold recovery process . The test work established that the plant feed can be easily floated with good recoveries at grinds ranging from 80 % of 106 µm - 75 µm and that flotation optimization with respect to mass pulls, concentrate grade and other concentrate quality metrics was required . Subsequent flotation optimization tests involving the addition of depressant, and 1 and 2 cleaning stages improved the overall flotation performance with recoveries ranging from 88 % to 94% , with mass pulls ranging from 4% - 12% , concentrate grades of 50 g/t – 120 g/t Au and acceptable carbonates levels in the range of 4% - 10% . The optimum flotation conditions determined are presented in Table 13 - 2 . Table 13 - 2 : Optimum Flotation Conditions Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 85 of 193 Value Description 80% - 75 µm Grind - Reagents Dosages – g/t 80 g/t Copper Sulfate 100 g/t Sodium Ethyl Xanthate 200 – 350 g/t Sodium Carbonate 70 – 125 g/t Starch

Preliminary Economic Assessment Value Description 35 – 60 g/t XP200 Frother Direct cyanidation of the flotation concentrate resulted in a 27 % gold dissolution . Ultra - fine grinding ( 80% - 20 µm) followed by cyanidation and oxygenation resulted in a marginal improvement in gold dissolution from 27 % to 30% . A single Pressure Oxidation (POX) test was done on concentrate with the main objective to oxidize 100 % of the sulphide which then resulted in a further 98 % gold dissolution by cyanidation of the POX leach residue . Formation of Basic Ferric Sulfate (BFS) resulting in high lime and cyanide consumption in the downstream processing (cyanidation) was observed . A significant amount of arsenic was also detected in the POX filtrate . BIOX® of the concentrate provided 99 % sulphide decomposition with 97 % gold dissolution by cyanidation of the bio - residue . Formation of iron and cyanide complexes was observed . The solid residue after cyanidation of the bioleach product was stable with respect to arsenic . Based on the above results, historical test work and consideration of environmental impacts and risk minimization by adopting commercially established and proven processes, the process route identified for additional evaluation was flotation, pre - treatment of the concentrate by Bio - oxidation followed by cyanidation . 4. Variability Testing Variability flotation test work on the plant feed indicated an average recovery of 89 . 2% , a recovery range of 83 . 4% - 95 . 9 % and recovery standard deviation of 3 . 4 % for Isabella McCays plant feed and average recovery of 86 . 6% , a recovery range of 80 . 5% - 94 . 2 % and recovery standard deviation of 4 . 4 % for Bubi plant feed . 5. Pilot Plant Test Work The pilot plant test work was conducted over a period of three months from July 2018 to September 2018 , with the follow up laboratory test work being conducted between September 2018 and January 2019 . The pilot plant utilized a total of 20 t of the Isabella McCays plant feed and 15 t of Bubi plant feed . 1. Pilot Plant Operation and Flowsheets The flowsheets evaluated during the pilot plant campaigns are shown Figure 13 - 1 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 86 of 193

Preliminary Economic Assessment Flowsheet 2 was ultimately adopted as the preferred flowsheet based on better recoveries and concentrate grades. Reagent addition was as per optimum flotation conditions outlined above. Figure 13 - 1 : Pilot Plant Campaign Flowsheets 6. Pilot Plant Results 1. Recoveries and Mass Pulls The Isabella McCays plant feed gold recoveries ranged from 85 . 9 % to 91 . 0 % and the mass pulls ranged from 3 . 8 % to 6 . 0 % with a weighted average of 88 . 4 % recovery and 5 . 0 % mass pull . The Bubi plant feed recoveries ranged from 85 . 9 % to 88 . 8 % and mass pulls ranged from 7 . 8 % to 15 . 2 % with averages of 87 . 5 % recovery and 10 . 0 % mass pull . The analyses of the individual and blended concentrates produced from the pilot plant operation for the BIOX® process piloting was within the limits of the BIOX® process requirements . 13 . 6 . 3 Additional Laboratory Test Work and Simulation Due to constraints on the classification circuit, the grind on the flotation feed ranged from 63 % to 68% - 75 µm against a targeted grind of 80% - 75 µm . This outcome was addressed by conducting additional comparative laboratory flotation tests at these grinds to validate the effect of grind with modelling and simulation applied to the actual pilot plant recoveries to derive expected recoveries at the target grind as explained in the latter section . Flowsheet 2 Flowsheet 1 Scav Tails Float Feed Rougher Flotation Final Tails Rougher Conc Scavenger Flotation Scav. Conc Cleaner Flotation C. Tails C. Conc Re - Cleaner Flotation Rec. Tails Final Conc Float Feed Rougher Flotation Rougher Tails Rougher Conc Scavenger Flotation Final Tails Scav Conc C. Tails Cleaner Flotation Final Conc Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 87 of 193

Preliminary Economic Assessment

### 13.6.4 Flotation Rate and Comparative Grind Tests

To determine the expected pilot plant recoveries at the target grind of 80% - 75 µm, comparative flotation rate tests were conducted on the individual plant feed at the pilot plant grind of 65% - 75 µm and the target grind. The results showed that the target finer grind of 80% - 75 µm consistently resulted in higher recoveries in comparison to the pilot plant grind of 65% - 75 µm with recovery increments ranging from 0.2% - 4.7% on all plant feed types.

### 13.6.5 Modelling and Simulation

#### *13.6.5.1 Grind and Recoveries*

Eurus Mineral Consultants (EMC) were engaged to review and conduct modelling and simulation on the laboratory and pilot plant test work results.

The comparative results of the simulated pilot plant recoveries at 80% - 75 µm and the actual recoveries at 65% - 75 µm are presented in Table 13-3. The results indicate an expected recovery improvement of 3.1% and 4.2% on the Isabella McCays and Bubi plant feed with grind improvement from 65% - 75 µm to 80% - 75 µm respectively.

Table 13-3: Comparative Pilot Plant Simulated Recoveries

| Ore Source | Head g/t | 65% - 75 µm (Pilot Plant) | | | 80% - 75 µm (Simulation) | | | Var:(80% - 75 µm) -(65% - 75 µm) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | % Mass Pull | Conc g/t | % Rec | % Mass Pull | Conc g/t | % Rec | % Mass Pull | Conc g/t | % Rec |
| Isabella North | 2.00 | 4.2 | 41.3 | 86.1 | 4.4 | 40.5 | 89.2 | 0.2 | -0.8 | 3.1 |
| Isabella South | 2.54 | 5.1 | 45.4 | 90.3 | 5.2 | 44.6 | 92.0 | 0.2 | -0.8 | 1.7 |
| McCays | 2.20 | 5.5 | 33.7 | 83.7 | 5.9 | 33.3 | 88.8 | 0.4 | -0.4 | 5.1 |
| Isabella McCays Total* | 2.20 | 4.7 | 41.0 | 86.9 | 4.9 | 40.3 | 90.0 | 0.3 | -0.7 | 3.1 |
| Bubi | 2.59 | 8.7 | 26.0 | 86.9 | 9.2 | 25.6 | 91.1 | 0.6 | -0.4 | 4.2 |

*Based on ISBN-50%, ISBS-30%, McCays-20%

#### *13.6.5.2 Flotation Residence Times*

The modelling and simulation were also applied to derive requisite flotation residence times for the proposed Flowsheet 2 (Table 13-4).

Table 13-4: Flotation Residence Times

| Flotation Stage | Residence Time-Mins |
|---|---|
| Rougher | 84 |
| Cleaner | 68 |
| Re-Cleaner | 46 |
| Cleaner and Re-Cleaner Scavenger | 55 |

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Preliminary Economic Assessment 6. Projected Operational Gold Recovery The following observations from the test work programme results provide evidence of expected higher operational recoveries than the average expected 90 . 0 % and 91 . 1 % derived for the Isabella McCays and Bubi plant feed , respectively . Both Isabella McCays and Bubi plant feed indicated a positive correlation of head grade and recoveries . With pilot plant head grades being slightly lower than the planned LoM grades, actual plant recoveries can be expected to be better than pilot and simulated recoveries at the same grind . Laboratory test work and plant simulation results showed marginal improvement in recoveries ranging from 0 . 3 % to 0 . 9 % with finer grinding from 80% - 75 µm to 90% - 75 µm . Although marginal and subject to further validation and analysis of economic benefits, the trend provides a basis for additional optimization prior to implementation or continuous improvement during the operational Phase . Comparative simulation of the proposed flotation circuit comprised of a rougher, cleaner scavenger and a common 2 - stage cleaning and a flowsheet comprising a rougher, cleaner scavenger and separate 2 - stage showed marginal recovery improvement of 0 . 5 % to 0 . 8 % with the latter indicating potential to improve recoveries with flowsheet reconfiguration subject to validation and analysis of economic benefits . Statistical analysis of results from all laboratory and pilot plant test work results showed expected recoveries of 90 . 2 % and 92 . 1 % and recovery ranges of 85 . 4% - 95 . 1 % and 89 . 2% - 95 . 0 % at one standard deviation for the Isabella McCays and Bubi, respectively . 7. Improvements in Flotation Gold Recovery It is anticipated that with better knowledge of the recovery relationships, optimal milling and flotation design, steady state operation, higher head grades with continuous improvement and the benefits of the economies of operating experience, the downside recoveries can be avoided and that the operational recoveries ranging from a minimum of the expected values of 90 . 0 % and 91 . 1 % for Isabella McCays and Bubi respectively to a maximum of 95 . 0 % for both plant feed may be realized . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 89 of 193

Preliminary Economic Assessment 13 . 7 . 1 Test Work The test work was conducted on plant feed samples from Isabella McCays and Bubi deposits to develop test work data to design a gold processing plant . Summary of the test work results is presented in Table 13 - 5 . Table 13 - 5 : Summary of the Test Work Results Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 90 of 193 entrate phide Conc BIOX ® Test work on Sul Bubi Isabella McCays 90.0 89.6 % Sulphide oxidation 95.7 88.8 % Gold recovery 18 - 20 16 - 18 kg/t conc NaCN consumption 5 - 15 5 - 15 kg/t conc Lime consumption BIOX® pilot plant test work programs were completed on composite Isabella McCays and Bubi concentrates produced during the on - site flotation test work programs . The pilot plant programs have provided details of sulphide oxidation performance under various operating conditions for each concentrate, as well as the relationship between gold dissolution and sulphide oxidation . This data has been used to specify certain design criteria for a full - scale BIOX® plant treating both concentrates . Associated metallurgical test work programs focusing on unit processes such as liquid – solids separation, neutralization and BIOX® product CIL were also completed on slurries generated during each pilot plant campaign . 1. Isabella McCays The Isabella McCays bulk concentrate sample had a gold grade of 49 . 9 g/t and a sulphide sulfur grade of 18% . The mineralogical assemblage comprised of 28 . 5 % pyrite, 22 . 2 % arsenopyrite and 0 . 02 % stibnite . The continuous BIOX® pilot plant operated on this sample for a period of 103 days and the run included detailed sampling Phases at 6 . 5 - and 6 - days retention times . The BIOX® test work indicated the following: » An average BIOX® sulphide oxidation of 89.6% was achieved at a 6 - day retention time and a feed slurry solids concentration of 20%, » This resulted in an average Carbon in Leach (CIL) gold dissolution of 88.8% on the BIOX® product solids,

Preliminary Economic Assessment » The lower - than - expected sulphide sulfur oxidation levels in the pilot plant overflow product slurry are believed to be due to short - circuiting of unoxidized/partially oxidized solids between the reactors, » The BAT BIOX® tests completed on the various Isabella McCays concentrate samples achieved sulphide oxidation levels in the range 86 . 4 to 99 . 3 % and yielded gold dissolutions in the range 92 . 3 to 97 . 9% . The continuous neutralization pilot run conducted on an Isabella McCays BIOX® liquor sample produced a suitable effluent since the As(T) concentration in the neutralized solution was at 0 . 5 ppm and the TCLP testing of the residue showed a final As(T) leachate of < 3 ppm, below the stipulated 5 ppm requirement . Continuous neutralization tests are recommended to optimize the use of the Isabella McCays float tails for Stage 1 pH control with respect to high Fe concentration in TCLP extract for the batch neutralization tests . The settling behavior and flocculent requirement for the various Isabella McCays process slurries were found to be comparable to projects with a similar concentrate mineralogy previously evaluation during BIOX® test work programs . 2. Bubi The Bubi bulk concentrate sample had a gold grade of 28 g/t and a sulphide sulfur grade of 27 . 1% . The mineralogical assemblage comprised of 57 . 2 % pyrite and 9 . 00 % arsenopyrite . The continuous BIOX® pilot plant operated on this sample for a period of 235 days and the run included detailed sampling Phases at 6 . 5 and 6 - day retention times . The BIOX® test work indicated the following : » An average BIOX® sulphide oxidation of 90 % was achieved at a 6 . 5 - day retention time and a feed slurry solids concentration of 20% , » This resulted in an average CIL gold dissolution of 95 . 7 % on the BIOX® product solids, » The BAT tests completed on the Bubi concentrate sample achieved sulphide oxidation levels in the range 97 – 98 % and yielded gold dissolutions in the range 92 . 3 to 96 . 8% . The continuous neutralization pilot run conducted on a Bubi McCays BIOX® liquor sample produced a suitable effluent since the As(T) concentration in the neutralized solution was at 0 . 5 ppm and the TCLP testing of the residue showed a final As(T) leachate of < 0 . 4 ppm, below the stipulated 5 ppm requirement . Continuous neutralization tests are recommended to optimize the use of Bubi/Isabella McCays float tails for Stage 1 pH with respect to high Fe concentration in TCLP extract for the batch neutralization test . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 91 of 193

Preliminary Economic Assessment The settling behavior and flocculent requirement for the various Bubi process slurries were found to be comparable to that achieved on the Isabella McCays process slurries . The test work indicated higher settling area requirement of 4 , 00 m²/t/h for the Bubi BIOX® product compared to the 2 , 90 m²/t/h for the Isabella McCays BIOX® product . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 92 of 193

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Caledonia Mining Corporation Plc

# 14 MINERAL RESOURCE ESTIMATE

The MRE was prepared by DRA in terms of CIM Standards.

Leapfrog Geo™ software was used to construct volumetric solids for the zones of weathering, structural discontinuities, and mineralization. Three-dimensional (3D) resource modelling, using geostatistical techniques for grade estimation, was done in Datamine Studio RM™. The key assumptions and methodologies used for the mineral resource estimates are outlined.

## 14.1 Topography

A 3D Digital Elevation Model (DEM) was provided by Bilboes Gold. The points were generated from an airborne photogrammetric survey conducted in 2018 incorporating the existing rock dumps, heap leach pads, and mining pits. For pits that contained water ingress, a bathymetric survey was done to determine pit bottom.

## 14.2 Geological Database

The database comprised of DD, RC and Percussion (PERC) holes, summarized in Table 14-1.

At Isabella South (ISBS), drill holes dip between 40° and 60° towards the NW. At Isabella North (ISBN), drill holes dip between 45° and 60° towards the NW/SE while at McCays, they dip at 60°towards the SE. At Bubi, the majority of drill holes dip at approximately 60° towards the SE.

Table 14-1: Summary of Drill Holes

| Property | DD Holes | | RC Holes | | Perc Holes | | Total | |
|---|---|---|---|---|---|---|---|---|
| | No. of Holes | Meters | No. of Holes | Meters | No. of Holes | Meters | No. of Holes | Total Meters |
| ISBS | 68 | 10,233.74 | 72 | 9,636 | 957 | 34,312 | 1,097 | 54,181.74 |
| ISBN | 105 | 19,574.97 | 67 | 9,279 | 765 | 34,325 | 937 | 63,179.01 |
| BUBI | 68 | 11,500.02 | 90 | 10,376 | 1,663 | 65,532 | 1,821 | 87,408.02 |
| McCays | 89 | 12,565.49 | 88 | 8,931 | 298 | 20,055 | 475 | 41,551.49 |

## 14.3 Bulk Density

For drilling campaigns prior to 2011, density measurements were taken at irregular intervals. During the 2011 to 2018 drilling campaigns, every metre of core was sampled, and submitted for density measurements. The Archimedes method of density measurement was used. A summary of these measurements per project area are presented in Table 14-2.

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Preliminary Economic Assessment

Table 14-2: Summary of Density Measurement per Resource Area

| Resource Area | No of Measurements | Minimum ($g/cm^3$) | Maximum ($g/cm^3$) | Mean ($g/cm^3$) |
|---|---|---|---|---|
| ISBS | 2,599 | 2.01 | 3.39 | 2.76 |
| ISBN | 3,604 | 2.00 | 3.94 | 2.78 |
| McCays | 3,967 | 2.18 | 3.93 | 2.8 |
| Bubi | 7,152 | 2.25 | 4.65 | 2.83 |

To check the reliability of the density measurements that were done in-house, 36 samples from Bubi, 25 from ISBS, 25 from ISBN and 15 from McCays were submitted to an independent third-party laboratory at the Institute of Mining Research, University of Zimbabwe. The in-house measurements compare well with the check analysis.

## 14.4 Geological Model

Mineralization at Bilboes is classified as Archaean hydrothermal alteration within broad shear zones. Discrete mineralized zones have been observed from the oxide open cast mining. A summary of the mineralized zone is presented in Table 14-3 and displayed in Figure 14-1.

Table 14-3: Summary of the Geological Parameters for the Geological Models

| Resource Area | Strike | Dip (°) | No of Mineralized zones |
|---|---|---|---|
| ISBS | NE | ~65° to 75° towards the SE | 16 |
| ISBN | NE | 79° to 85° towards the SE | 16 |
| Bubi | NE-SW | SE at approximately 75° | 10 |
| McCays | NE-SW | 73° towards the NW | 16 |

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Preliminary Economic Assessment ISBN ISBS ; McCays Bubi Figure 14 - 1: Views of the Mineralization Zones Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 95 of 193

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## 14.5 Weathering and Oxidation

Oxidation profiles are important in determining the different rock mass densities of 'plant feed' and 'waste' and the metallurgical processing method, costs, and recoveries important during mine planning. The geological models included a transitional zone, as illustrated in purple in

Figure 14-2.


CCIC_OX_
INTSEL
OXIDE
SULPHIDE
TRANSITIONAL
+1150
+1100
+1050
+1000
Plunge 00
Azimuth 067
0.0 12.5 25.0 37.5 50.0

Figure 14-2: Section View showing Oxidation Profile at ISBS

In areas with limited DD or RC drilling, percussion drilling data was used to inform the mineralized zones during the geological modelling process. Where percussion holes were used for geological modelling, they were also included in the estimation.

Oxidation of the "plant feed zones" is a result of chemical alteration that postdates mineralization. The moderately weathered part of the Transitional Zone was historically mined as part of Oxide Zone because the two zones were considered economically viable by heap leaching. The weakly weathered material was mined together with the fresh sulphide plant feed. For these reasons, the moderately weathered Transitional Zone was estimated together

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Preliminary Economic Assessment with the Oxide Zone . All DD and RC samples that occur within a mineralized zone, irrespective of whether they are located in the Oxide, Transitional, or Sulphide Zone, were used to estimate grade in all three zones . Percussion samples that occur in the Transitional and Oxide parts of the model were used to estimate grade in the moderately weathered Transitional and Oxide parts of the model . 14 . 6 Compositing For all four properties, the predominant sampling interval was 0 . 5 m and 1 . 0 m ; hence a composite length of 1 . 0 m was used . The statistics for the Au grade before and after compositing were reviewed to ensure that a bias had not been introduced into the database . 14 . 7 Variography For ISBS, a reliable semi - variogram was obtained for the Castile Main mineralized zone, because this zone contained the most samples . These variogram model parameters were used for all other zones in the Castile area (northern part of the project) . For the southern part of the project (Maria area), samples from these zones were grouped together to increase the number of sample pairs, while paying attention to the across strike direction to ensure that samples from one zone do not form pairs with samples from another zone . At Bubi, the Main zone produced a reliable semi - variogram . All the other zones used these variogram parameters for estimation . For McCays, a reliable semi - variogram was obtained for Main - 1 and footwall West mineralized zones, which occur in fault block 2 and fault block 3 , respectively . The variogram obtained within fault block 2 was applied to all mineralized zones within block 2 , similarly the variogram obtained within fault block 3 was used for zones within that block . For the remaining mineralized zones, the variogram for the mineralized zone with a similar orientation was selected . Diana Main was the zone that produced a robust semi - variogram in ISBN and was used for all other mineralized zones within ISBN . Table 14 - 4 contains the normalized variogram parameters used for the estimation . Table 14 - 4 : Variogram Parameters used for Grade Estimation Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 97 of 193 Normalized Variogram Parameters Zone Property Spherical Range 2 Spherical Range 1 Nugget (Co) C2 Z2 Y2 X2 C1 Z1 Y1 X1 0.19 14.2 42 42 0.56 4.1 4.1 4.1 0.26 Castile Main ISBS

Preliminary Economic Assessment

| Property | Zone | Normalized Variogram Parameters | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Nugget (Co) | Spherical Range 1 | | | | Spherical Range 2 | | | |
| | | | X1 | Y1 | Z1 | C1 | X2 | Y2 | Z2 | C2 |
| | Maria Area | 0.44 | 3.2 | 3.2 | 3.2 | 0.28 | 20.8 | 20.8 | 6.3 | 0.28 |
| ISBN | Diana Main-1 | 0.31 | 17 | 17 | 4 | 0.32 | 36 | 36 | 7 | 0.38 |
| Bubi | Main Zone | 0.32 | 10.6 | 10.6 | 4.1 | 0.41 | 70 | 70 | 12.3 | 0.27 |
| McCays | Main-1 | 0.26 | 4 | 4 | 4 | 0.51 | 30 | 30 | 5 | 0.23 |
| | FW West | 0.19 | 8 | 8 | 1 | 0.2 | 30 | 30 | 6 | 0.61 |

## 14.8 Top Capping

The top capping strategy considered various criteria to determine the optimum values.

Based on the above criteria, it was determined that Au values should remain uncapped. Top and bottom capping for density values was however necessary.

## 14.9 Grade Estimation

### 14.9.1 Krige Neighborhood Analysis

The aim of Krige Neighbourhood Analysis is to determine the optimal theoretical search and estimation parameters during Kriging to achieve an acceptable Kriging Variance and Slope of Regression whilst ensuring that none or a minimal number of samples are assigned negative Kriging Weights.

The search parameters used are presented in Table 14-5.

### 14.9.2 Estimation Method

The method of estimations for Au was Ordinary Kriging while density was estimated using Inverse Power of Distance with a Power of two. Estimations were undertaken using the Estimate process in Datamine. The boundaries between the waste/ore were treated as hard boundaries. Parental cell estimation was used.

Dynamic Anisotropy was used to search for samples during estimation to account for the change in dip of the mineralized zones.

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Preliminary Economic Assessment Table 14 - 5: Summary of Search Parameters Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 99 of 193 Number of Samples Search Volume Factor 3 - 1 - 3 Rotation Around Axis ( ƒ ) Search Distance Along Axis (M) Search Method Project S vol 3 S vol 2 S vol 1 Max Min Max Min Max Min S vol 3 S vol 2 Z (3) X (1) Z (3) Z (Across Strike) Y (Down - Dip) X (Strike) 72 12 60 12 48 24 50 2 0 62 150 6 40 60 Dynamic Anisotropy (Rectangular) ISBS 72 2 60 20 54 24 5 1.5 0 80 140 20 50 70 Dynamic Anisotropy (Rectangular) ISBN 72 12 60 12 60 24 50 2 0 80 300 20 40 100 Dynamic Anisotropy (Rectangular) Bubi 70 1 30 6 30 6 5 1.5 0 78 320 20 60 60 Dynamic Anisotropy (Rectangular) McCays

Preliminary Economic Assessment

Caledonia Mining Corporation Plc

### 14.9.3 Block Model Parameters

The block model parameters are presented in Table 14-6. Sub-cell splitting was used to ensure that the volumes are adequately represented in the block model. Zonal control was applied during grade estimation to ensure that samples from one zone were not used to estimate in another zone.

Table 14-6: Block Model Configuration

| Field | Description | ISBS | ISBN | Bubi | McCays |
|---|---|---|---|---|---|
| XMORIG | Block Model Origin X Coordinate | 661,200 | 662,100 | 684,150 | 665,100 |
| YMORIG | Block Model Origin Y Coordinate | 7,845,850 | 7,847,600 | 7,863,300 | 7,849,200 |
| ZMORIG | Block Model Origin Z Coordinate | 750 | 690 | 900 | 730 |
| XINC | Parent Block Dimension in the X direction | 20 | 20 | 20 | 10 |
| YINC | Parent Block Dimension in the Y direction | 10 | 10 | 10 | 10 |
| ZINC | Parent Block Dimension in the Z direction | 5 | 5 | 5 | 5 |
| NX | Number of Parent cells in the X direction | 115 | 92 | 98 | 220 |
| NY | Number of Parent cells in the Y direction | 180 | 118 | 300 | 190 |
| NZ | Number of Parent cells in the Z direction | 90 | 112 | 70 | 100 |

## 14.10 Model Validations

Model validation included the following:

- Visual comparisons of the estimated grades against the composite sample grades,
- Statistical comparisons for the mean of estimated grades against the mean of the composited samples,
- Trends (or swath analysis checking) to ensure that the regional grade trends from the drill holes were preserved in the model. The ordinary kriging algorithm calculates the best estimate by minimizing the estimation error (kriging variance). This results in smoothing of the block estimates, compared to the samples. The objective of this exercise was therefore to ensure that both regional and local trends were best preserved.
- Filtering out the upper and lower deciles of the sample distribution and comparing that to the same for the estimated blocks. This was to assess whether there was over or under extrapolation.
- The means between sample and model estimates compared favorably.

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Preliminary Economic Assessment Block on block analysis (Swath plots) compares local trends in the samples against model estimates . The approach was to divide the study areas into 50 m* 50 m* 20 m blocks in the X, Y and Z direction respectively, and to select samples within each block, and compare their mean against the mean of the model . Sample and model mean compared favorably . 11. Reconciliation Compared to the October 2021 MRE for the Measured and Indicated categories, which was prepared in accordance with CIM Standards, there is a 3 . 1 % decrease in tonnage and 0 . 8 % decrease in grade . Tonnage for the Inferred category has decreased by 2 . 8% , and the grade has increased by 0 . 7% . Reasons for the change is due to in - fill grade control drilling as well as mining depletions in the Oxide zone exclusively . 12. Resource Classification Mineral Resource classification used a “Checklist” approach, where various criteria were considered and rated . These included : » Data quality and integrity, » Data spacing for confidence in geological interpretations and grade interpolation, » Confidence in the geological interpretation from a regional and local perspective, and how that interpretation influences the controls for Au mineralization, » Reliability of the estimate in the mined - out areas, » Geostatistical confidence in grade continuity, » Geostatistical parameters such as kriging variance, kriging efficiency and search distances, to measure the relative confidence in the block estimates . All the above criteria were linked to drill hole spacing as the minimal qualifier for consideration . Areas with drillholes spacing less than 25 m ; blocks estimated with at least 6 drillholes and with a relative ordinate kriging variance of less than 0 . 20 were considered for classification of Measured Mineral Resources ; areas with drillholes spacing less than 50 m blocks estimated with less than four drillholes and with a relative ordinary variance of less than 0 . 3 were considered for classification of Indicated Mineral Resources . Areas with drill hole spacing less than 100 m was considered for Inferred Mineral Resources . The drill spacing distance buffer was created in Leapfrog Geo . A checklist used for the assessment of the Mineral Resources during classification criteria is summarized in Table 14 - 7 . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 101 of 193

Preliminary Economic Assessment

To determine what qualifies as surface mineable resources, whittle shells used a gold price of US$ 2,400/oz were used. Details of the additional Whittle parameters are presented in Table 14-7 Mineral Resources within these shells were considered to have the potential for eventual economic extraction by open cast mining methods.

Table 14-7: Checklist Criteria for Resource Classification

| Items | Discussion | Confidence |
|---|---|---|
| Drilling Techniques | Diamond drill holes | High |
| | Reverse Circulation drilling | Medium |
| | Percussion drilling (predominantly in the oxidized zone) | Low |
| Logging | All drill holes were logged by qualified geologists using standardized codes. Completed logs are checked and signed off by the senior geologist prior to capture into the database. The logging was of an appropriate standard for mineral resource estimation. | High |
| Drill Sample Recovery | Recoveries recorded for every core run. | High |
| Sampling Methods | Half core sampled at 1 m intervals for diamond drilling. Sampling occurs wherever there is evidence of alternation. | High |
| | Portion of the rock chips collected at 1 m intervals sampled for RC drilling and Percussion drilling. | Medium |
| Quality of Assay Data and Laboratory Tests | An external independent commercial laboratory has been used for all analytical test work for diamond and RC drilling. Appropriate sample preparations and assaying procedures have been used. Duplicate samples and industry CRMs were inserted within the sampling stream. The data has been declared fit for the purposes of geological and mineral resource modelling. | High |
| | Percussion drilling used Bottle-Roll Analysis that was performed in-house. Analytical results are considered of low reliability because the method can only measure acid soluble gold. | Low |
| Verification of Sampling and Assaying | Data integrity checks performed by DRA and Bilboes have confirmed data reliability. | High |
| Location of Data Points | Drill hole collar location and orientation were surveyed by a qualified surveyor. | High |
| Tonnage Factors (Density) | The Archimedes method of density determination was used in-house. Verification analysis was performed at the University of Zimbabwe and. The comparison of the in-house density determination and the check analysis compare favorably. | High |
| Data Density and Distribution | Diamond and RC drilling was done at 25 m X 25 m on well informed areas, 50 m X 50 m on moderately informed areas, and 100 m X 100 m on less informed areas. The level of data density is sufficient to place Mineral Resources into the Measured, Indicated, and Inferred categories, respectively. | High |
| Database Integrity | Data is stored in Datamine™ Fusion Database. | High |
| Geological Controls on Mineralization | Geological setting and mineralization are very well understood. Mineralization is constrained to shear zones within a broad hydrothermal alteration halo. | High |
| Statistics and Variography | Anisotropic spherical variograms were used to model the spatial continuity for the main mineralization domains. | Medium |
| Top or Bottom Cuts | No cutting was applied to the Au estimation. Top and bottom cuts were applied to the density during estimation. | High |

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| Items | Discussion | Confidence |
|---|---|---|
| Data Clustering | Drill holes were drilled on an approximately regular grid, with decreasing regularization at depths. | Medium |
| Block Size | Determined by QKNA. 20 mE x 10 mN x 20 mRL 3D block model constructed for ISBS, ISBN, and Bubi. For McCays the blocks were 10 mE x 10 mN x 5 mRL. | High |
| Search Distance | Determined with the aid of QKNA as well as drilling spacing. | High |
| Grade Estimation | Au estimated using Ordinary Kriging. Density estimated using Inverse Distance to the power if two. | High |
| Resource Classification | Reported on a checklist bases with the drilling space. | High |
| Metallurgical Factors | Metallurgical parameters were considered during the whittle optimization process, based on comprehensive test work and pilot plant. | High |
| Block Cut-offs | 0.9 g/t Au is used for block cut-offs. Other sensitivities at 0.0 g/t, 0.5 g/t and 1.5 g/t Au cut-off have also been presented. | High |

This MRE was constrained to a Lerchs-Grossmann pit shell using 0.9 g/t Au as the cut-off grade (Table 14-8). A gold price of US$ 2,400/oz scenario assessment was also completed to determine surface infrastructure boundaries to ensure that no potential future resource is sterilized through siting of future infrastructure.

Table 14-8: Summary of Optimization Parameters used for the Lerchs-Grossmann Shells

| Parameter | Description | Unit | Bubi | Isabella | McCays |
|---|---|---|---|---|---|
| Optimization Parameters | Oxide Slope Angle - Weathered | Degrees | 30 | 30 | 30 |
| | Trans Slope Angle | Degrees | 48 | 48 | 48 |
| | Fresh Slope Angle | Degrees | 51/55 | 51/55 | 48/51/55 |
| | Production Rate | Ktpm | 180 | 240 | 240 |
| | Gold Price | US$/oz | 2,400 | 2,400 | 2,400 |
| | Discount Rate | % | 10.0% | 10.0% | 10.0% |
| Mining Costs | Ore Cost | US$/t Mined | 3.30 | 3.20 | 3.20 |
| | Waste Cost | US$/t Mined | 2.30 | 2.30 | 2.30 |
| | Fixed Cost and Other | US$/t Ore | 10.25 | 4.05 | 3.09 |
| Processing Costs | Processing Cost (Sulphide) | US$/t Treated | 32.81 | 19.02 | 10.02 |
| | Recovery - Sulphides | % | 88.90% | 83.60% | 83.60% |
| Financial Parameters | Royalties | % | 5.00% | 5.00% | 5.00% |
| | Taxes | % | 25.00% | 25.00% | 25.00% |

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Preliminary Economic Assessment 14 . 13 Declaration The Mineral Resource Estimate is summarized in the following table using a cut - off grade of 0 . 9 g/t Au and constrained inside a Lerchs - Grossman (LG) optimized pit shell using US $ 2 , 400 per ounce gold Table 14 - 9 . Table 14 - 9 : Mineral Resource based on a 0 . 9 g/t Au Cut - Off Grade Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 104 of 193 mber 2023) (31 Dece ce Point: in Situ (0.9 g/t Au) Referen Base Case Mineral Resources Ounces (koz) Metal (kg) Au (g/t) Tonnage (Mt) Classification Property 100 3,104 2.34 1.325 Measured ISBS 363 11,299 2.17 5.211 Indicated 463 14,403 2.20 6.537 Total Measured and Indicated 77 2,404 1.80 1.335 Inferred 223 6,939 2.68 2.589 Measured ISBN 329 10,246 2.31 4.430 Indicated 553 17,186 2.45 7.019 Total Measured and Indicated 113 3,520 2.18 1.613 Inferred 81 2,518 1.95 1.288 Measured Bubi 987 30,708 2.19 14.006 Indicated 1,068 33,225 2.17 15.294 Total Measured and Indicated 296 9,208 1.80 5.116 Inferred 91 2,821 3.05 0.925 Measured McCays 296 9,193 2.37 3.874 Indicated 386 12,014 2.50 4.799 Total Measured and Indicated 73 2,274 2.16 1.054 Inferred 495 15,382 2.51 6.128 Total Measured Totals (ISBS + ISBN + Bubi + McCays) 1,976 61,446 2.26 27.522 Total Indicated 2,470 76,828 2.30 33.650 Total Measured and Indicated 560 17,406 1.99 9.118 Total Inferred  CIM definitions (May 10, 2014) observed for classification of Mineral Resources.  Mineral Resources are in situ.  Block bulk density interpolated from specific gravity measurements taken from core samples.  Resources are constrained by a Lerchs - Grossman (LG) optimized pit shell using Whittle software.  Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).  A PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Preliminary Economic Assessment  Numbers may not add due to rounding.  The Mineral Resource Estimate has been depleted to reflect mining up to 31 December 2023.  Effective Date of Mineral Resource Estimate is 31 December 2023. 14.14 QP Commentary The relevant QP is of the opinion that all issues relating to technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 105 of 193

Preliminary Economic Assessment 15 MINERAL RESERVE ESTIMATES No Mineral Reserve under the CIM Definition Standards (2014), was defined for the Bilboes Project at this PEA level of study. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 106 of 193

Preliminary Economic Assessment

# 16 MINING METHODS

## 16.1 Hydrological and Geotechnical Investigation

### 16.1.1 Hydrogeology

Little was known of the hydrogeology for either the Isabella-McCays or Bubi Mines. There are some hydrogeological boreholes drilled around the Isabella-McCays pits, however there are no existing records for these boreholes, therefore no historical water levels or groundwater quality baseline could be determined.

The only levels measured and recorded are related to the geotechnical boreholes drilled around the Isabella-McCays and the Bubi open pits, where packer-testing was performed.

The estimation of an initial general hydraulic head over the entire area was done using the correlation between the elevation and hydraulic head values measured in each of the geotechnical boreholes.

Nine geotechnical boreholes were selected for packer testing. The interval selection was based on the presence of discontinuities determined on the televiewer log along the borehole interval.

The results of the packer testing have been incorporated in the numerical model.

### 16.1.2 Conclusion and Recommendations

The numerical simulation for Isabella – McCays Mines and Bubi Mine lead to the following conclusion that each model indicates that a cone of drawdown will develop as a result of the mining activities. The open pits simulated act as hydrogeological sinks and groundwater inflows into the open pits will need to be pumped out for the duration of mining. After mining activities stop, the groundwater levels start to recover due to the formation of the pit lakes and the decrease of the hydraulic gradients towards the open pits.

The following shows the maximum drawdown at the end of mining and the recovery of the groundwater levels vs. time (Table 16-1)

Table 16-1: Isabella – McCays – Bubi – Predicted drawdown vs. time

| Isabella - McCays drawdown vs. time | | Bubi drawdown vs. time | |
|---|---|---|---|
| Year | Max. Drawdown (m) | Year | Max. Drawdown (m) |
| 7 | 112 | 6 | 85 |
| 25 | 43 | 25 | 77 |
| 50 | 33 | 50 | 45 |
| 75 | 21 | 75 | 10 |
| 100 | 13 | 100 | 9 |

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### 16.1.3 Major Rock Domains

Following the geotechnical logging of the drill holes, the following major rock domains were encountered (Table 16-2).

Table 16-2: Percentage Rock Types at Different Mining Pits

| Rock Type | Percentage Rock (%) | | | |
|---|---|---|---|---|
| | Isabella South | Isabella North | McCays | Bubi |
| Arkose | 26 | 14 | - | - |
| Chlorite Schist | 23 | - | - | - |
| Schist | 16 | - | - | - |
| Felsic Schist | 35 | 83 | - | - |
| Mafic Schist | - | 2 | 21 | 13 |
| Meta-Basalt | - | 1 | 65 | 28 |
| Banded-Iron Formation (BIF) / Chert | - | - | 4 | - |
| Meta-Andesite | - | - | 10 | 55 |
| Saprock | - | - | - | 4 |

## 16.2 Rock Mass Classification

The rock mass quality for the different Bilboes pits (Isabella South, Isabella North, McCays and Bubi) was assessed using the Rock Mass Rating (RMR) RMR89 classification system developed by Bieniawski (1976, 1989). The results of the rock assessments show that the rock mass for all the four mining pits is considered to be fair to good.

## 16.3 Geotechnical Conclusions and Recommendations

Based on the analysis of the engineering geological aspects of the investigated deposits which included rock mass characterization, hydrogeology, intact rock properties and structural geology, a geotechnical model comprising design parameters was developed. Using these design parameters; kinematic, empirical and limit equilibrium analysis was conducted to determine the optimal slope configuration for the various deposits.

Based on the analysis conducted, it is understood that the capacity of the slopes should be affected by the following:

- Completely weathered slopes should be a maximum of 3 m in height, and it is recommended that the material is pushed back from the crest,
- For the transitional rock (highly to moderately weathered), by a combination of rock mass strength and adverse structural orientation. Inter-ramp heights of 60 m are achievable with inter-ramp angles between 45° and 50°,

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- For the unweather rock slopes adverse structural orientation should determine the slope angle which is achievable. Inter-ramp heights of 90 m are achievable with inter-ramp angles of between 50° and 55°, depending on the wall direction.

The controls on slope design are listed for the Bilboes pits with comments on the reliability of the data and descriptions of how the design issues were addressed for the purposes of the slope design (Table 16-3).

Table 16-3: Slope Design

| Slope Design Issue | Confidence | Mitigation |
|---|---|---|
| **Faulting**<br>Faults were inferred to be sub-vertical; however, the width of fractured / disturbed ground either side of the faults is not understood. | Moderate | Kinematics was used to assess the stability of inter-ramp and overall slope. Inter-ramp and slope angles are restricted to between 50 and 55° and 45 to 50° respectively to ensure sub-vertical faults do not daylight |
| **Rock Fabric**<br>Large amounts of structural data were collected, defining the local occurrence, intensity, and orientation (dip and dip direction) of the structures | High | Good practice to collect and expand on the structural data collected to ensure that unknown structures are defined |
| **Soil and Intact Rock Properties**<br>Intact samples of rocks were collected and tested. | Moderate | Good practice to have an ongoing soil and rock testing program to build on the database |
| **Rock Mass Characterization**<br>Rock mass characterization was conducted and generally is representative of rock mass conditions. | High | Rock mass characterization should be ongoing to expand on the rock mass database. |
| **Groundwater**<br>The groundwater studies were conducted by SLR and included in the limit equilibrium analysis | High | All excess water inflows can be sent to local PCDs and then used as process water make up. |

The detailed pit slope design should require the following phasing once a final pit shell and pit stages are defined and inter-related.

- Additional intact strength testing is required for the rock and soil formations,
- Additional structural data needs to be collected from the pits using a televiewer,
- Continual collection of rock mass data from drilled core,
- Conducting of additional stability analysis using the new pit shells, generated from with recommended slope angles recommendations presented on this document, and the revised geological and geotechnical models,
- Developing the Ground Control Management Plan,

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Preliminary Economic Assessment » Projecting major structures onto the pit Phases and final pit for geotechnical review and development of remedial measures and the timing of their implementation as required, » Defining the locations of the initial vibrating wire piezometers, the initial prisms, survey stations and trial horizontal drains and their specifications and the target dates for their installations . 16 . 4 Mining Pit Locations The Bilboes Project consists of four mining areas containing between one to three pits each . These areas are McCays, Isabella South, Isabella North and Bubi as shown in Figure 16 - 1 and Figure 16 - 2 . Figure 16 - 1: Block Plan Showing Bilboes Pits and Process Plant Location Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 110 of 193

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McCays
Topsoil
WRD
WRD
ISBN
Topsoil
WRD
ISNS
Topsoil
WRD
WRD
WRD
Bubi
WRD
WRD
Topsoil
Legend
BILBOES

Figure 16-2: Block Plan Showing Bilboes Pits Location

## 16.5 Mining Strategy

The LOM schedule considers the blending requirement that a maximum of 50% of feed to plant be sourced from Isabella North and the remainder from Isabella South (preferred blend) or McCays.

- A mining contractor will be used for all open pit mining related earthmoving activities.
- All deposits will be mined utilizing conventional truck and shovel method.
- Transitional and fresh materials and waste will be drilled and blasted.
- Free dig and blasted waste will be loaded, hauled with 60 tonne haul trucks and dumped to designated waste dump locations which will be systematically dozed and levelled to allow dump to be raised to design heights.
- Free dig and blasted materials will be loaded and hauled with 40 or 60 tonne haul trucks to the plant feed RoM pad. There it will either be directly tipped into the crushing facility or placed on the RoM pad stockpile areas.

In this PEA the previous Base Case was revalidated with Phase 1 being a 240 ktpm gold processing plant treating ROM material from Isabella and McCays (after a short ramp-up

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period) before being upgraded for a Phase 2 to treat ROM material from the Bubi pit at 180 ktpm.

#### 16.5.1 TSF Optimization

SLR were engaged to investigate a new concept design and associated costing based on a Phased paddock approach for base case. The objectives were to minimize initial capital outlay and delay further expenditure according to a three-Phase build programme that aligned with the LoM production schedule.

### 16.6 Whittle Optimization Input Parameters

A summary of the input parameters for the Whittle Pit optimization are presented in the section. This will define the ultimate pit limit and optimize the scheduling of the mining sequence, ensuring the economic viability of the pit.

#### 16.6.1 Financial Parameters

The financial parameters used in the pit optimization are summarized in Table 16-4

Table 16-4: Whittle Optimization Input Parameters: Financial Parameters

| Financial Parameters for Net Commodity Price | Unit | US$ 1,950 | US$ 1,650 | US$ 1,800 |
|---|---|---|---|---|
| Date of Information: | March 2023 | High Case | Low Case | Base Case |
| Base Currency | US$ | 0 | 0 | 0 |
| Annual Discount Rate (%) | (%) | 10.0% | 10.0% | 10.0% |
| Commodity Price | US$/oz | 1,950 | 1,650 | 1,800 |
| Royalties | (%) | 5% | 5% | 5% |
| Refining Cost (% of Commodity Price) | % | 1.0% | 1.0% | 1.0% |
| Total Selling Cost | US$/oz | 117.00 | 99.00 | 108.00 |
| Nett. Commodity Price | US$/g | 58.93 | 49.87 | 54.40 |

#### 16.6.2 Geotechnical and General Parameters

The geotechnical and general input parameters used in the pit optimization are summarized in Table 16-5.

Table 16-5: Whittle Optimization Input Parameters: Geotechnical and General Parameters

| Geotechnical Parameters | Unit | Value | Value | Value | Value |
|---|---|---|---|---|---|
| Primary Zone | | ISBN | ISBS | McCays | Bubi |
| Inter-Ramp Slope Angle | | | | | |
| Oxide | Degrees | 30 | 30 | 30 | 30 |
| Trans | Degrees | 48 | 48 | 48 | 48 |
| Fresh | Degrees | 51/55 | 51/55 | 48/51/55 | 51/55 |

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| Geotechnical Parameters | Unit | Value | Value | Value | Value |
|---|---|---|---|---|---|
| Bench Face Slope Angle | | | | | |
| Oxide | Degrees | 55 | 55 | 55 | 55 |
| Trans | Degrees | 90 | 90 | 90 | 90 |
| Fresh | Degrees | 90 | 90 | 90 | 90 |
| Ramp Specifications – 60t truck | | | | | |
| Single Lane Width | m | 12.5 | 12.5 | 12.5 | 12.5 |
| Dual Lane Width | m | 18.6 | 18.6 | 18.6 | 18.6 |
| Design gradient (%) | (%) | 10% | 10% | 10% | 10% |
| Dilution and Mining Recovery | Unit | Value | Value | Value | Value |
| Mining Dilution | (%) | 4% | 4% | 4% | 4% |
| Mining Recovery | (%) | 95% | 95% | 95% | 95% |
| Distance ex-pit to Plant | km | 2.5 | 3.5 | 2.6 | 28 |
| Mining Cost Parameters | Unit | Value | Value | Value | Value |
| Reference Level Elevation (RL) | RL | 1,151 | 1,135 | 1,163 | 1,195 |
| Mining Cost Adjustment Factor (MCAF) | US$/vert. meter | 0.006 | 0.006 | 0.006 | 0.006 |

### 16.6.3 Waste Rock Cost - Mining

Different waste mining costs were used in Whittle for each production tonnage scenario. This was done to emulate the impact of fixed G&A costs on the overall cost per tonne of rock mined. The waste mining cost for Base Case is shown in Table 16-6.

**Table 16-6: Whittle Optimization Input Parameters: Waste Mining Cost**

| Waste Mining Cost - Primary Zone | Units | ISBN | ISBS | McCays | Bubi |
|---|---|---|---|---|---|
| Oxide - free dig | US$/tonne | 2.10 | 2.10 | 2.10 | 2.33 |
| Trans and Fresh - including drill and blast – 240 (180) ktpm | US$/tonne | 2.68 | 2.68 | 2.68 | 3.03 |

### 16.6.4 Process Plant Throughput

Similarly to the waste mining cost, different costs were used for rock fed to plant (plant feed (PF)). Due to the reduced confidence by the Bilboes Owner's team, all oxide mineralized material was reclassified as waste rock, mined, and discarded as such. The Whittle input parameters for Base Case is shown in Table 16-7.

**Table 16-7: Process Plant Throughput**

| Mining Cost Parameters | Unit | ISBN | ISBS | McCays | Bubi |
|---|---|---|---|---|---|
| Total Plant Feed Mining Cost | US$/tonne | | | | |
| Trans and Fresh – 240(180) ktpm | US$/tonne | 3.50 | 3.50 | 3.50 | 3.95 |
| Extra Plant Feed Mining Cost (haul cost to plant) | US$/tonne | | | | |

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| Mining Cost Parameters | Unit | ISBN | ISBS | McCays | Bubi |
|---|---|---|---|---|---|
| Trans and Fresh – 240(180) ktpm | US$/tonne | 1.00 | 1.40 | 1.04 | 9.24 |
| Mill throughput Requirement | | | | | |
| LOM throughput Requirement – 240 (180) ktpm | Mtpa | 2.88 | 2.88 | 2.88 | 2.16 |
| Processing Cost Parameters | Unit | Value | Value | Value | Value |
| Processing Cost Base | | | | | |
| Trans and Fresh – 240(180) ktpm | US$/tonne | 19.86 | 19.86 | 19.86 | 35.65 |
| GA's – 240(180) ktpm | US$/tonne | 2.59 | 2.59 | 2.59 | 3.46 |
| Total Processing Cost | | | | | |
| Trans and Fresh – 240 (180) ktpm | US$/tonne | 22.45 | 22.45 | 22.45 | 39.11 |
| Whittle Processing Cost | | | | | |
| Trans and Fresh – 240 (180) ktpm | US$/tonne | 23.45 | 23.85 | 23.49 | 48.35 |
| Process Recovery | | | | | |
| Trans and Fresh - BIOX & CIL Mean Recovery | (%) | 83.6 | 83.6 | 83.6 | 88.9 |

## 16.7 Plant Feed Dilution and Plant Feed Loss

Dilution of 4% and mining losses of 5% were assumed as the plant feed domains and are continuous and will be clearly delineated and marked. Sampling of blast holes would be the basis for grade control in this analysis. The accuracy of the resulting plant feed/waste boundary is limited by the resolution of the grade control, which is a function of the density of the drilling pattern. The lower the flitch height, the smaller the pattern, the smaller the distance between "plant feed holes" and "waste holes" and hence the smaller the potential for plant feed loss/ plant feed dilution. These dilution and loss percentages are accepted as being in line with smaller flitch heights, such as the 5 m flitches associated with this mining operation. The Bilboes team has many years of experience in mining the various pit oxide rock and believes that the transitional and fresh plant feed will be more easily visually identifiable for grade control drilling and selective mining.

## 16.8 Whittle Optimization Results

The results of the Whittle optimization are presented in Table 16-8.

Table 16-8: Whittle Optimization Results

| All Run Results Max Profit | Abb | Units | US$ 1,800 | US$ 1,950 | US$ 1,650 |
|---|---|---|---|---|---|
| Parameter | | | 5% loss & 4% dilution | | |
| O-P Discounted Cashflow | | US$M | 847.9 | 1,012.2 | 684.0 |
| Life of Mine | LOM | Year | 9.2 | 10.0 | 8.4 |
| Mineable Inventory | PF | Mt | 23.3 | 25.2 | 21.5 |
| Measured & indicated | PF | Mt | 23.3 | 25.2 | 21.5 |

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| All Run Results Max Profit | Abb | Units | US$ 1,800 | US$ 1,950 | US$ 1,650 |
|---|---|---|---|---|---|
| Inferred | PF | Mt | 0.0 | 0.0 | 0.0 |
| Unclassified | PF | Mt | 0.0 | 0.0 | 0.0 |
| Mineable Inventory | Waste | Mt | 201.3 | 220.8 | 184.0 |
| Strip Ratio | SR | tw:tpf | 8.63 | 8.76 | 8.56 |
| Head grade | Au | g/t | 2.38 | 2.33 | 2.44 |
| Au Recovery | Au | % | 85.9% | 85.9% | 85.9% |
| Au Metal Recovered | Au | kg | 47,718 | 50,369 | 45,065 |
| Measured & indicated | Au | kg | 47,718 | 50,369 | 45,065 |
| Au Metal Recovered | Au | oz | 1,534,185 | 1,619,389 | 1,448,866 |
| EBIT before CAPEX | | US$M | 1,036 | 1,259 | 825 |

## 16.9 Whittle Production Schedule Results

The resultant production schedule results for the optimized PEA production for the Base Case, is summarized in Figure 16-3 and Figure 16-4. The LoM schedule considers the blending requirement that a maximum of 50% of feed to plant be sourced from Isabella North and the remainder from Isabella South (preferred blend) or McCays. Irregular waste production profiles were smoothed to ensure the production profile is practically implementable.


Bilboes Sulfides Base Case 240/180ktpm
Plant Feed & Waste Tonnes a (Mt)
Gold Kilo Ounces (kOz)
Year
McCays
ISBN +S
Bubi
240ktpm 1b Plant Feed (t)
240ktpm 1b Waste (t)
240ktpm 1b Au In (oz)
240ktpm 1b Au out (oz)

Figure 16-3: Base Case Production Schedule with Plant Feed Grade 240/180 ktpm

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Preliminary Economic Assessment Figure 16 - 4: Base Case Production Schedule with Gold Ounces in and Out 240/180 ktpm 10. Sensitivity analysis Two production scenarios were also tested to try to reduce the capital cost of the project . 1. Scenario 80 ktpm then 60 ktpm Bubi This scenario looked at an initial production of 80 ktpm with a standalone 80 ktpm plant which was not designed to allow further expansion . This was considered the smallest Phase 1 “start - up” plant module, with material being sourced from Isabella and McCays, providing an even lower initial capital option . The mining plan initially targeted 80 ktpm from McCays, followed by blending the feed with material from Isabellas’ and then mining 60 ktpm from Bubi . This option aimed at the lowest initial capital cost possible . 2. Scenario 80 ktpm then 160 ktpm then 120 tpm Bubi This scenario looked at doubling up of initial production to 160 ktpm with a modular plant to achieve a throughput of 160 ktpm process capacity . The mining plan initially targeted McCays, followed by blending the feed with material from Isabellas and then Bubi at a reduced rate of 120 ktpm . This option aimed at the lowest initial capital cost, followed by higher production from Year seven onwards . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 116 of 193

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## 16.11 Sensitivity Results

Table 16-9 presents the results from some of the scenarios tested.

**Table 16-9: Sensitivity Results**

| Parameter | Abb | Units | Base Case | | | Scenario 80/60 ktpm | | | Scenario 80/160/120 ktpm | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Gold Price | GP | US$/oz | US$ 1,800 | US$ 1,950 | US$ 1,650 | US$ 1,800 | US$ 1,950 | US$ 1,650 | US$ 1,800 | US$ 1,950 | US$ 1,650 |
| Production Rate | PR | Ktpm | 240ktpm / 180ktpm Bubi | | | 80ktpm – 60ktpm Bubi | | | 80 - 160 - 120ktpm | | |
| Discounted Cashflow | DCF | US$ m | 847.9 | 1,012.20 | 684 | 478.8 | 563.5 | 390.3 | 593.1 | 712 | 486.9 |
| Life of Mine | LoM | Year | 9.2 | 10 | 8.4 | 27.4 | 29.8 | 25 | 18.2 | 19.8 | 16.5 |
| Mineable Inventory | Ore | Mt | 23.3 | 25.2 | 21.5 | 23.1 | 25 | 21.2 | 23.1 | 25 | 21.2 |
| Measured & Indicated | Ore | Mt | 23.3 | 25.2 | 21.5 | 23.1 | 25 | 21.2 | 23.1 | 25 | 21.2 |
| Mineable Inventory | Waste | Mt | 201.3 | 220.8 | 184 | 198.3 | 217.7 | 180 | 198.3 | 217.7 | 180 |
| Strip Ratio | SR | t:t | 8.63 | 8.76 | 8.56 | 8.59 | 8.7 | 8.48 | 8.59 | 8.7 | 8.48 |
| Head grade | HG | g/t | 2.38 | 2.33 | 2.44 | 2.39 | 2.33 | 2.45 | 2.39 | 2.33 | 2.45 |
| Au Recovery | Au | % | 85.90% | 85.90% | 85.90% | 85.90% | 86.00% | 85.90% | 85.90% | 86.00% | 85.90% |
| Au Metal Recovered | Au | kg | 47,718 | 50,369 | 45,065 | 47,395 | 50,102 | 44,641 | 47,395 | 50,102 | 44,641 |
| Measured & Indicated | Au | kg | 47,718 | 50,369 | 45,065 | 47,395 | 50,102 | 44,641 | 47,395 | 50,102 | 44,641 |
| Au Metal Recovered | Au | koz | 1,534.19 | 1,619.39 | 1,448.87 | 1,523.79 | 1,610.80 | 1,435.23 | 1,523.79 | 1,610.80 | 1,435.23 |

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## 16.12 Mining Contractor Production Costs

The resultant production costs for the optimized PEA production trade-offs for Base Case-240 ktpm - 80 ktpm are summarized in Table 16-10.

Table 16-10: Adjudicated Mining Contractor Cost

| Adjudicated Cost per Area (US$/t) | Base Case Contractor Cost 240 - 180 ktpm (US$/t) | Base Case Annual Contractor Cost 240 – 180 ktpm (US$ m) |
|---|---|---|
| Time Related P&G | 0.29 | 65.8 |
| Load-Haul-Dump | 1.88 | 421.9 |
| Total Drilling Cost | 0.32 | 72.9 |
| Total Blasting Cost | 0.13 | 28.2 |
| Plant feed Re-handle at ROM Tip | 0.02 | 4.9 |
| Services & Rehab Cost (Allowance) | 0.01 | 2.4 |
| Total Bilboes Mining | 2.65 | 596.1 |

### 16.12.1 Production Fleets Required

The scheduling is driven by the excavating capability during each period (i.e. the product of the number of excavators and their productivity).

For scheduling purposes, it was assumed that 100t excavators with 6 $m^3$ bucket will be deployed on waste and 75t excavators (4 $m^3$ bucket) on plant feed. These excavators will be loading trucks with a payload capacity of 60 tonnes and 40 tonnes respectively. The first principal productivity calculations for determining period by period material movement were based on Caterpillar 390, Caterpillar 374 excavators and Caterpillar 773 dump trucks and Caterpillar 740 articulated dump trucks respectively.

### 16.12.2 Waste Rock Dumps

The Waste Rock Dumps (WRD) were staged appropriately to minimize haul distances throughout the LoM.

The WRD construction and final landform are based on the following criteria:

- The maximum height of waste dumps is currently set at 40 m above ground level.
- A swell and re-compaction factor of 30% was utilized to calculate a material placement density of waste on the waste dumps.
- Dump bench face angle is designed at 30° during construction, with 10 m berms separating benches. During the rehabilitation Phase, the WRD side slopes will be progressively dozed down into continuous slopes without benches, as required for

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Preliminary Economic Assessment agricultural use . After rehabilitation, the final landform slope will not exceed 19 ƒ overall slope angle . » The waste dumps will be built with a minimum 1 : 100 gradient on the top surface to ensure effective water shedding . » All dump locations were selected outside the boundaries as indicated by the Whittle gold price scenario of US $ 2400 /oz . Future prospecting zones were also considered so as not to sterilize any potential resource . » The minimum operating width on the waste dump is 40 m. » All the waste dumps were designed with ramps of 10% gradient. » It has been assumed that all waste is benign and does not require any neutralizing treatment, or containment . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 119 of 193

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# 17 RECOVERY METHODS

## 17.1 Process Test work Results

Extensive test work (Section 13) has been undertaken. The plant feed (fresh sulphide) is refractory to normal free milling processing due to the ultrafine gold particles being largely encapsulated (and generally appearing in solid solution) within the sulphide minerals. As a result, the selected process encompasses a biological sulphide destruction step (Outotec proprietary BIOX® process) to liberate the gold particles and allow dissolution by a cyanide solution in the CIL circuit. The test work results were used to derive the Process Design Criteria (PDC) for the processing plant as depicted in Table 17-1.

Table 17-1: Process Plant Design Criteria

| Description | Unit | Design | Remarks |
|---|---|---|---|
| Plant Annual RoM Throughput | | | |
| Phase 1 Isabella McCays | tpa | 2,880,000 | Years approx. 1-6 |
| Phase 2 Bubi | tpa | 2,160,000 | Years approx. 6-10 |
| Plant Monthly RoM Throughput | | | |
| Phase 1 Isabella McCays | tpm | 240,000 | |
| Phase 2 Bubi | tpm | 180,000 | |
| Head Grade Analysis | | | |
| **Transitional plant feed Gold** | | | |
| Isabella Mc Cays | g/t | 1.94 | Average |
| Bubi | g/t | 1.61 | Average |
| **Sulphides plant feed Gold** | | | |
| Isabella McCays | g/t | 2.42 | Average |
| Bubi | g/t | 2.42 | Average |
| Ore Characteristics | | | |
| **Density** | | | |
| Isabella McCays | $t/m^3$ | 2.77 | Average |
| Bubi | $t/m^3$ | 2.85 | |
| **BBWi (Bond ball work index)** | | | |
| Isabella McCays | kWh/t | 17.00 | Average |
| Bubi | kWh/t | 21.45 | |
| Ore Product Sizes | | | |
| Crushed plant feed (P80) (80% passing size) | mm | 13 | |
| Milled plant feed (P80) (80% passing size) | microns | 75 | |
| Flotation Mass Pull | | | |
| Isabella McCays | % | 5 | |
| Bubi | % | 10 | |

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Preliminary Economic Assessment 17 . 2 Process Flow Description Plant feed will be derived from two main mining areas, namely Isabella McCays and Bubi, with production throughput to be Phased over the LoM based on tonnage, proximity to the process plant and metallurgical characteristics . Bubi plant feed, destined to be processed over the latter part of the LoM will be trucked approximately 23 km to the processing plant which will be situated at the Isabella McCays complex . The envisaged phasing is as depicted in Table 17 - 1 . Operations in the process plant can essentially be divided into seven main sections . Comminution (plant feed size reduction by crushing and milling to facilitate liberation of the mineral particles for subsequent downstream concentration), » Flotation (concentration of sulphides and gold into a small concentrate mass), » Biological oxidation - BIOX ® (destruction of the sulphides in the concentrate using oxidizing bacteria to expose the gold particles for downstream recovery), » Carbon in leach (cyanidation leach of the BIOX® residue and recovery of the solubilized gold onto activated carbon), » Carbon treatment, » Electrowinning and smelting, » Tailings handling. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 121 of 193

Preliminary Economic Assessment Figure 17 - 1 : Bilboes Simplified Process Flow Diagram 1. Comminution 1. Crushing The crusher circuit has been designed to process the full LoM design monthly tonnage ( 240 ktpm ISBM) . When processing Bubi plant feed to the crushing circuit monthly throughput will reduce to approximately 180 ktpm due to the harder nature of the Bubi plant feed . Plant feed with a top size of approximately 900 mm is received from the open pit mining operations at the RoM Pad by haul truck . The plant feed may be stockpiled on the RoM Pad (for blending or delayed feeding purposes) or directly tipped into the primary jaw crusher . The crusher circuit comprises primary jaw and secondary cone stages to produce a product with P 80 of 30 mm for stockpiling on the crushed plant feed stockpile ahead of the milling circuit . Total capacity of the crushed plant feed stockpile is approximately 26 kt with a live capacity of 8 kt ( 24 hours) . In times of plant feed shortages, the excess stockpile capacity may be processed using dozers and loaders to feed through the crushed plant feed stockpile chutes . 2. Milling and Classification The crushed plant feed is withdrawn from beneath the crushed plant feed stockpile and fed onto the mill feed conveyor by vibratory feeders . The mill feed conveyor discharges directly Neutralised effluent to Flotation Tailings / Water Recovery Thickener Roughers FLOTATION Cleaners Conditioner Re - Cleaners Scavengers Concentrate Thickener Flotation Tailings / Water Recovery Thickener Flotation tailings to Flotation Tails TSF MILLING AND CLASSIFICATION ROM Ball Mill ROM Ore ex Mining CRUSHING ROM Pad Crushed Ore Stockpile (COS) Primary Crusher Secondary Crushers ORE RECEIVING Mill Feed Conveyor Cyclone classifiers Primary Reactors BIOLOGICAL OXIDATION Secondary Reactors Reactor Tanks NEUTRALISATION COUNTER CURRENT DECANTATION (CCD ) Stage 3 Thickener Stage 2 Thickener Stage 1 Thickener Make up wash water Lime/ Limestone Pulp Flow carbon CARBON IN LEACH (CIL) Carbon Flow Hydrochloric Acid Carbon Recovery Screen Aid Wash Column carbon Elution Column carbon Caustic Soda / Water Eluant Cyanide Solution CIL Tanks Regenerated Carbon Regeneration Barren Eluant recycled to Elution circuit Electrowon gold to Drying Oven Dried gold to Melting Furnace Gold Dorê Bars product Electrowinning Cells Drying Oven Melting Furnace Dorê Bars PRELIMINARY BILBOES PROCESSING FLOW DIAGRAM BIOX tailings to BIOX TSF Nutrients Air Flotation Reagents Flotation Tailings Process Water recycled to plant Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 122 of 193

Preliminary Economic Assessment into the single ROM Ball Mill feed hopper . The conveyor is fitted with a weightometer to measure the throughput as well as controlling the speed of the vibratory feeder to give the set tonnage to the mill . The ball mill is a grated discharge mill with steel liners and utilizing steel balls as the grinding media . Milled slurry discharges via a trommel screen into the mill discharge sump and is pumped to the cyclone classification circuit . The cyclone overflow containing the fine particles gravitates to the flotation conditioning tank in the flotation section . The coarse particles exit in the cyclone underflow stream and return to the ball mill . Product size from the milling section is 80 % passing 75 μm . During processing of the Bubi plant feed monthly milling throughput will reduce to 180 ktpm due to the harder nature of the Bubi plant feed . 2. Flotation Cyclone overflow from the milling section discharges into the flotation conditioning tank where it is adjusted with process water to the set flotation feed density . Flotation reagents are also added in this tank and the slurry is allowed to condition for a set period prior to being pumped to the flotation cells . The circuit will operate at natural pH and be configured in a rougher, cleaner, recleaner and cleaner scavenger format to facilitate maximum gold and sulphide recoveries while minimizing the carbonate recovery to the concentrate . Sodium Ethyl Xanthate (SEX) is used as the collector for the sulphide minerals, copper sulfate as an activator for the sulphide minerals while starch and sodium carbonate are used as depressants for the carbonates . The rougher tails, forming the tailings product, are dewatered in the water recovery thickener circuit, and pumped to the flotation tailings storage facility . The recleaner concentrate forms the concentrate and is pumped to the concentrate thickener for dewatering ahead of processing in the biological oxidation section . Supernatant water from the tailings and concentrate thickeners is recycled to the milling and flotation sections . The supernatant solution is recycled back to the process plant . 3. Biological Oxidation (BIOX®) In the BIOX® section bacterial oxidation of the sulphide minerals occurs, (by mesophilic bacteria, operating in the range of 15 ƒ C – 45 ƒ C) resulting in liberation of the included gold particles for further downstream recovery . 1. Biological Leaching Dewatered flotation concentrate is pumped to the BIOX® surge tank where it is diluted to the required density of approximately 18 % solids . The slurry is then fed to the primary reactors (in parallel), with slurry overflowing to the secondary reactors (in series) . Oxygen and carbon dioxide (air), nutrients, defoamer and sulfuric acid are added to the tanks . The required bacteria Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 123 of 193

Preliminary Economic Assessment

cultures are contained within the tanks; oxygen, solids feed rate, pH and temperature control are essential to ensure the bacterial activity level is maintained. Bacterial oxidation of the sulphides optimally takes place at a pH of 1.5 - 2.2 and a temperature of approximately 42ºC. As the concentrate contains a relatively high amount of carbonate the addition of sulfuric acid will be required to maintain the required pH. Temperature is maintained by the circulation of cooling water via cooling coils within the reactors. Aeration of the tanks (oxygen supply) is by medium pressure air blowers (240 kPa). Air hold-up in the tanks is approximately 17% of live volume. Total required residence time in the reactors is 6.5 days. The oxidized slurry product exits the final Stage 2 reactor and is pumped to the Counter Current Decantation (CCD) section for separation of the acidic liquid and oxidized solids components.

#### *17.2.3.2 Counter Current Decantation*

A three stage CCD (counter current decantation) circuit allows for removal of the acidic solution components from the oxidized solids. The thickener underflow solids are progressively washed of acidic solution in an up-flow manner from Thickener 1 to 3, exiting as Thickener 3 underflow, while the acidic solution is progressively concentrated in a down flow manner exiting as Thickener 1 overflow. Make up water is added to the feed of Thickener 3 to maximize the washing efficiency. The Thickener 3 underflow slurry (washed oxidized product) is pumped to the CIL section for final gold recovery, while the Thickener 1 overflow acidic solution is pumped to the neutralization section for precipitation of the acidic and other acidic deleterious components.

#### *17.2.3.3 Neutralization*

The neutralization circuit comprises eight stages, where the acidic solution is initially neutralized to a pH of approximately 4.5 with limestone (Stage 3) and then to a pH of 7 (Stage 7) with lime. The acidic components and solubilized arsenic are precipitated to the various sulfates with the arsenic fixed insolubly as basic ferric arsenate. The slurry is pumped to the water recovery thickener, where it combines with flotation tails, where the solids are dewatered (thickener underflow) and thereafter pumped to the Flotation tailings storage facility. The supernatant thickener overflow solution is channelled to the process water circuit for recycling to the process plant in general. Residence time per neutralization stage (8 off) is 1.5 hours thereby resulting in a circuit residence time of 12 hours.

### 17.2.4 Carbon in Leach

Washed oxidized slurry from the neutralization section is pumped to the pre-leach tank (CIL Tank 1) of the CIL circuit, where the slurry will be subjected pH adjustment with lime and additional aeration to ensure complete oxidation of cyanide consumers. The slurry will then

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Preliminary Economic Assessment overflow to CIL Tank 2 where cyanide is added and from there down the circuit to the final CIL tank . Tanks 2 to the final tank all contain activated carbon, retained within the tank by an interstage screen . Slurry residence time in the circuit is set at 36 hours, by which time maximum gold dissolution will have occurred and the carbon will have adsorbed approximately 99 % of the soluble gold . The exiting slurry from the final CIL tank will pass over a carbon safety screen to ensure no loss of carbon due to possible interstage screen perforations, before gravitating to the tailings surge tank . From here the slurry is pumped to the detoxification circuit for cyanide destruction before being pumped into the BIOX® tailings storage facility . The carbon within the CIL tanks is pumped counter currently to the slurry flow, together with the relevant slurry, upstream from the last CIL tank to the CIL Tank 2 . The carbon Au value increases as it progresses upstream in the circuit while the slurry solids and liquids Au values decrease as the slurry flows downstream in the circuit . Loaded carbon is recovered from CIL Tank 2 by pumping the carbon / slurry to the Loaded Carbon Screen . The slurry passes through the screen and returns to CIL Tank 2 . The loaded carbon discharges from the screen into a hopper from where it is transferred the Acid Treatment Vessel at the head of the carbon treatment circuit . 17 . 2 . 5 Carbon Treatment A loaded carbon batch ( 5 t) is treated at ambient temperature with a 3 % hydrochloric acid solution for approximately 1 hour in the acid wash vessel to remove inorganic foulants, predominantly calcium, ahead of the elution process . At the end of the process the spent acid is washed from the column with water and pumped to the BIOX® tailings tank and ultimately sent to the BIOX® tailings storage facility . The acid washed carbon is transferred by water eduction to the elution column ahead of desorption of the Au . The elution process is the split Anglo American Research Laboratory (AARL) type . This process separates the elution (desorption) cycle from the electrowinning cycle thereby adding flexibility to the process . The loaded carbon is pre - soaked at 110 ƒ C with a solution comprising 1 % cyanide and 2 % caustic soda solution for approximately 1 hour . After this the carbon is eluted with high quality water at 125 ƒ C for a period of approximately 4 hours . The gold bearing solution (preg solution) is stored in the Preg Solution Tank in readiness for gold recovery in the electrowinning section . For flexibility, a second preg solution tank is installed to allow fully independent electrowinning to take place . The total elution cycle (including acid treatment) takes approximately 10 hours . The barren carbon is transferred by water eduction from the elution column to the regeneration kiln feed hopper . The Regeneration Kiln is a horizontal retort type, operating at a temperature of 750 ƒ C (hot zone) in a non - oxidizing atmosphere to prevent ignition of the carbon . In this process organic Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 125 of 193

Preliminary Economic Assessment foulants such as oils, greases and flotation reagents are removed thus returning the carbon close to its original virgin activity in readiness for reuse in the CIL circuit . Carbon discharges the kiln into a quench tank (cold water filled) and is then recycled by eductor back to the CIL circuit . 6. Electrowinning and Smelting The pregnant solution is pumped to the electrowinning circuit (situated in the Gold Room), comprising two electrowinning cells, each with 16 cathodes and 18 anodes . The cathode is stainless steel mesh wrapped around a stainless - steel frame, connected to the negative terminal, and encapsulated in a non - conducting, perforated cathode box . The anode comprises a stainless - steel perforated plate connected to the positive terminal . DC power to each cell is supplied by a dedicated rectifier ( 2 , 000 amps) . The preg solution is circulated through the electrowinning circuit over 12 hours . Au in the preg solution deposits onto the stainless - steel mesh in the cathode box with the generation of hydrogen gas (resulting in localized acidic conditions in the cell) . The pH in the preg solution must be maintained at approximately 13 to prevent excessive corrosion of the stainless - steel anode due to localized low pH . Oxidation reactions at the anode result in the generation of ammonia and hydrogen amongst others . The gases are vented off in a very diluted form to the atmosphere via an extraction system . Once the residual Au value in the preg solution has reached the low setpoint the process is deemed to be complete and is halted . The cathode boxes are removed periodically from the electrowinning cell and the gold recovered from the stainless - steel mesh by high pressure water jets . The gold is then filtered and dried in a drying oven . The dried gold is mixed with fluxes (generally borax, silica, and sodium carbonate) and melted in a single pot diesel fired furnace at a temperature of approximately 1 , 100 ƒ C . (Melting point of gold is 1 , 064 ƒ C) . Once molten the gold is poured into Molds, cooled, cleaned, stamped, and stored in the vault awaiting dispatch to the refinery . 7. Tailings Handling Tailings from the CIL circuit are detoxified to reduce the Weak Acid Dissociable Cyanide (WAD) levels to below 50 ppm prior to discharge to the BIOX ® tailings TSF . This is accomplished using the INCO SO 2 / Air - process . The process requires a copper catalyst, added as CuSO 4 (copper sulfate) . The SO 2 source is Sodium Meta Bisulfite (SMBS), while oxygen is generally sourced from compressed air . Minimum O 2 requirement is generally 1 ppm - 2 ppm . Optimum pH is 8 - 10 . The process results in the generation of sulfuric acid and thus requires the addition of lime (generally) or caustic soda to maintain pH at the optimum level . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 126 of 193

Preliminary Economic Assessment 3. Plant Water Requirements Raw water will be supplied to the raw water storage tank, with a live capacity of 2 , 560 m³, from the pit dewatering pumps and several borehole pumps . The raw water is used for gland service, carbon transfer duties, elution, gravity concentrator circuit water, reagent make - up and fire service duties . The raw water storage tank will have a reserve for firefighting purposes . This reserve will be maintained by suitability positioned fire water and raw water pump suctions . Process water is stored in the process water dam, an earthen lined structure with a live volume of 10 , 400 m³ . The process water dam collects water from the water recovery thickener, flotation tailings TSF and any plant run - off from pollution control dams . Process water is supplied to all sections of the plant for hosing and screen spraying and specifically to the milling and flotation sections for slurry dilution purposes . The process water balance is negative and relies on a make - up volume (from raw water) of approximately 4 , 000 m³/day under Phase 2 conditions . 4. Reagent Services T he Bilboes plant will use a substantial number of chemical reagents / commodities due to its complexity ( Table 17 - 2 ) . Limestone will be sourced locally ; all the other reagents will require importation into Zimbabwe . Table 17 - 2 : Process Plant Major Reagents / Commodities Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 127 of 193 Make up Facilities Area(s) of Use Delivery Form Reagent / Commodity Bulk Slaking (Hydration)plant supplying hydrated lime – Ca (OH) 2 - via a ring main system Milling, BIOX® Neutralization, CIL, Cyanide Detoxification Bulk powder, - 1 mm solids Quick / Burnt lime CaO (85%) Milling plant with dedicated supply to neutralization area BIOX® Neutralization Bulk crushed, - 40 mm solids Limestone (CaCO3) (45%) Dedicated batch make up plants at each relevant site supplying liquid flocculant Flotation tails thickener, Flotation Conc. thickener, BIOX® CCD thickeners, Water recovery thickener Dry powder, 25 kg bags Flocculant (various) Dedicated batch make up plant supplying liquid reagent Flotation Dry pellets, 850 kg bulk bags Flotation Collector : Sodium Ethyl Xanthate (SEX) Dedicated batch make up plant supplying liquid reagent Flotation Dry powder, 25 kg bags Flotation Activator Copper Sulfate (CuSO4) Dedicated batch make up plant supplying liquid reagent Flotation Dry powder, 200 kg drums Flotation Frother

Preliminary Economic Assessment

| Reagent / Commodity | Delivery Form | Area(s) of Use | Make up Facilities |
|---|---|---|---|
| Flotation Depressant 1<br>Sodium Carbonate ($Na_2CO_3$) | Dry powder,<br>25 kg bags | Flotation | Dedicated batch make up plant supplying liquid reagent |
| Flotation Depressant 2<br>Starch | Dry powder,<br>25 kg bags | Flotation | Dedicated batch make up plant supplying liquid reagent |
| Sulfuric Acid | Bulk tanker<br>liquid 93% $H_2SO_4$ | BIOX® | Ring main system feeding from storage tank to BIOX® circuit. |
| BIOX® Nutrients | Dry powder,<br>25 kg bags | BIOX® | Dedicated batch make up plant supplying liquid reagent |
| Sodium Cyanide<br>NaCN | Briquettes,<br>1,000 kg bulk bags | CIL, Elution | Solution make-up and storage facility |
| Caustic Soda<br>NaOH | Pellets,<br>1,000 kg bulk bags | Carbon Treatment,<br>Cyanide make-up facility | Solution make-up, storage and distribution facility |
| Hydrochloric Acid<br>HCl | 33% Liquid,<br>200 l plastic drums | Carbon Treatment Acid Wash | Direct pumping from drum into Acid Wash solution make up tank |
| Sodium Metabisulfite<br>$Na_2S_2O_5$ | Powder,<br>1,000 kg bulk bags | Cyanide Detoxification | Solution make-up, storage and distribution facility |
| Diesel | Bulk Tanker | Fire water system, Elution and Gold Room | Local diesel storage tank for distribution |
| Milling grinding media<br>80 mm dia. forged Cr-Mo steel | 200 l steel drums | Milling | Ball loader onto Mill feed conveyor |

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Preliminary Economic Assessment 18 PROJECT INFRASTRUCTURE The mine layout is shown in Table 18 - 1 and Figure 18 - 2 . Figure 18 - 1: Mine Layout Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 129 of 193

Preliminary Economic Assessment Figure 18 - 2 : Overall Site Plan 18 . 1 Geotechnical Investigation and Design The Bilboes Project geotechnical engineering investigation involved the investigation for the Open Pit, TSF, the Process Plant (Plant) and WRD foundation material analysis - Field Investigation and Data Collation SLR Rock Engineers visited the site at various stages of the geological drilling campaign during 2018 which included, review of geological and geotechnical data, geotechnical logging of core and the collection of intact rock samples for laboratory testing . Prior to the field investigation, a site reconnaissance study was conducted, during which the site was assessed with the view to planning the investigation methodology . This was followed by a desktop study investigation which involved the compilation and assessment of available information on the site including geology, aerial photography, and previous investigations on the site, where available . The test pit locations were selected based on early conceptual site layouts of the TSF, RWD and Plant Site to gain maximum coverage of the area . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 130 of 193

Preliminary Economic Assessment

Selected soil samples were retrieved from the test pits and were submitted to the Contech Geotechnical Testing laboratory in Harare, Zimbabwe. The samples were chosen to determine the design parameters of each material units encountered at the site.

### 18.1.1 Tailings Storage Facility Site

The following soil and rock properties were derived from the investigation and are recommended for use in design, slope stability analysis and seepage modelling (Table 18-1).

Table 18-1: Proposed Soil and Rock Properties for Foundation Modelling on the TSF Site

| Geotechnical Domain | Depth (m) [mean values] | USCS | Dry Density ($kg/m^3$) | v | Confined Modulus (MPa) | Effective Cohesion (KPa) | Effective Friction Angle (°) | $K_{sat}$ (m/s) |
|---|---|---|---|---|---|---|---|---|
| Topsoil | 0.0 - 0.6 | CL | 1,700 | 0.3 | 4 | 0 | 27 | $1 \times 10^{-5}$ |
| Residual Arkose | 0.6 - 1.0 | CL/SC/GC | 1,700 | 0.3 | 8 | 0 | 27 | $1 \times 10^{-6}$ |
| Residual Andesite | 0.4 - 1.0 | CL/SC | 1,800 | 0.3 | 15 | 0 | 30 | $1 \times 10^{-5}$ |
| Residual Meta-Basalt | 0.1 - 0.6 | CL/SC/GC | 1,800 | 0.3 | 8 | 0 | 30 | $1 \times 10^{-6}$ |
| *Rock Type* | *Depth (m) [mean values]* | *Rock Classification* | *Dry Density ($kg/m^3$)* | *v* | *GSI* | *Rock Strength (MPa)* | *Confined Modulus (KPa)* | *$K_{sat}$ (m/s)* |
| Arkose / Andesite / Meta-Basalt | 1.0 - 2.0 | Poor Quality Rock Mass | 2,600 | 0.4 | 25 - 35 | 1 - 5 | 50 | $1 \times 10^{-8}$ |

### 18.1.2 Process Plant Site

The following soil and rock properties were derived from the investigation and are recommended for use in plant siting and foundation design (Table 18-2).

Table 18-2: Proposed Soil and Rock Properties for Foundation Modelling on Process Plant Site

| Geotechnical Domain | Depth (m) [mean values] | USCS | Dry Density ($kg/m^3$) | V | Confined Modulus (MPa) | Effective Cohesion (KPa) | Effective Friction Angle (°) |
|---|---|---|---|---|---|---|---|
| Topsoil | 0.0 - 0.4 | Not considered suitable for founding | | | | | |
| Residual Arkose | 0.4 - 1.0 | CL | 1,700 | 2 | | 0 | 27 |
| Residual Arkose - Medium Dense to Dense | 1.0 - 1.3 | CL/SC/GC | 1,800 | 0.3 | 8 | 0 | 30 |
| Rock Type | Depth (m) [mean values] | Rock Classification | Dry Density ($kg/m^3$) | V | GSI | Rock Strength (MPa) | Confined Modulus (KPa) |
| Arkose | 1.3 | Poor Quality Rock Mass | 2,600 | 0.4 | 25 - 35 | 1-5 | 50 |

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Preliminary Economic Assessment 3. Waste Rock Dump Sites The Waste Rock Dumps classifies geotechnically as a Class II Low Hazard . » Waste Rock Dump lift heights should be limited to 10 m with a minimum of a 10 m berm, with an overall height of 40 m . 18 . 2 Civil Engineering and Earthworks The general approach adopted was to design/measure and quantify elements, identified as major capital expenses, from the compiled infrastructure layout drawings, and to make the necessary estimation for the following items . » Haul road ( “ 26 km) between Isabella and Bubi, » Internal mining haul roads for Isabella and Bubi, between the proposed open pit mining access and RoM handling facilities, » Mine access roads to the proposed mining infrastructure including road to the Plant, Administration and Village terraces, Lime stockpile terrace, Substation terrace and existing mine infrastructure, » Service roads to the PCD, RWD and the relocated Explosive Magazines, » Re - alignment of a public gravel road around the McCays extension, » Internal plant roads, bus drop - off and parking, » Raw water pipeline from the wellfields supply to the Plant Process Water Dam, » Return water pipelines from the TSF to Plant PCD, » Bulk earthworks for terraces at Isabella including the Plant, RoM tip ramp and platform, Substation, Village, Administration, Lime stockpile, Contractor’s Laydown terrace and the RoM transfer terrace at Bubi, » Relocation of existing Explosives Magazines at Isabella and Bubi, » Brake test ramp for the Contractor’s Laydown terrace, » Mine Village and Administration building layout, » Sewer reticulation and Wastewater Treatment Works for the Plant, Administration and Village, » Fire and Potable water reticulation for the Plant, Administration and Village, » Stormwater channels for the Plant, Administration and Village, » Process Water Dam at the Plant, Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 132 of 193

Preliminary Economic Assessment » PDC, provided for the Plant and Administration, as well as the Contractors Laydown, » Process Plant including the RoM tip, Primary Crusher, Secondary Crusher, Screening building, Transfer Towers, Floatation Concentrates Thickener, Cooling Towers, Neutralization Tanks, Reactors, BIOX® Area, Flotation, Reagents Area, Gold Room, Leaching Area, Mill Structure, Tailing’s area, Conveyors, Water reticulation, Sewer reticulation, Buildings . 3. Mechanical Engineering The mechanical design criteria cover the process plant and mining related equipment and is based on established technology and practices in the gold mining and processing industry . Engineering aspects will be developed and optimized for clear definition of scope for the project . Mechanical equipment design shall be based on the application of established technology and practices in the gold mining and processing industry . Equipment will be designed and selected on a “fit for purpose” basis, to carry out required duties over the LoM period . Mining and process plant equipment and infrastructure will be designed for LoM, of . approximately 15 years . Mechanized and automated methods shall be implemented where there is a clear contribution to a safer, more productive, and less labor - intensive environment . Total life cycle costing of equipment and processes over "LoM” shall be considered during design and equipment selection Phase . Engineering design will endeavor to address outcomes of risk assessments and HAZOP studies . Resulting designs, selected equipment and processes shall be safe for operating and maintenance by personnel and shall be eco - friendly . Value improving initiatives will be undertaken through application of practical value engineering techniques and the philosophy of standardization and rationalization of equipment (to reduce spares holding requirements) . Design to capacity and process simplification will be applied where possible . 4. Electrical Power Supply and Reticulation (including Communications) 1. Interconnection to National Grid Power will be supplied from the Zimbabwe National Grid by constructing a 70 km 132 kV Lynx line from Shangani Substation . To feed the line, a line bay will be constructed at Shangani . A Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 133 of 193

Preliminary Economic Assessment mine substation will be constructed at Isabella . The estimate received is for a 132 - kV substation, equipped with a 50 MVA 132 / 33 kV step - down transformer . Detailed design should be considered to reduce the secondary voltage to 11 kV to enable the MV motors to be fed directly without an additional 33 / 11 kV transformer . The 1 . 5 MVA required by Bubi can also be supplied at 11 kV . Power factor correction will be done with 11 kV capacitors. Interfaces with other designs occur at the following battery limits: » Zimbabwe Electricity Transmission and Distribution Company (ZETDC), » 132 kV Substation The bulk electricity supply for the project is being planned to cater for a production rate of 508 tph ROM. This corresponds to an electrical load of up to 34 MVA. 18 . 4 . 2 Power Requirements The connected and anticipated running power demand of the mine and plant can be seen in Table 18 - 3 which compares the installed and anticipated running power and lists the estimated running maximum demand . Table 18 - 3: Substation Loading Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 134 of 193 Estimated Maximum Demand (kVA) Run Power (kW) Installed Power (kW) 19,220 18,836 22,360 Mills and other 11 kV motors 14,146 13,858 18,960 Plant LV Load 2,205 1,700 1,700 Infrastructure 35,571 34,394 43,020 Total 18 . 4 . 3 Emergency Power Four 2 . 5 MVA emergency power generator sets will be installed and connected to the 11 kV consumer substation . Emergency power is reticulated to downstream substations at 11 kV, where it is distributed to the Motor Control Centre (MCCs) . 18.5 General Infrastructure Table 18 - 4 lists the building infrastructure that was considered . Table 18 - 4 : Building Infrastructure Size (m 2 ) Type Building 170 Prefabricated building Security and Access Control 430 A prefabricated building. Office furniture has been included in the square meter rate. Admin Building

Preliminary Economic Assessment
Caledonia Mining Corporation Plc

| Building | Type | Size (m$^2$) |
|---|---|---|
| Plant Laboratory | A prefabricated building. Typical laboratory equipment has been included in the square meter rate. | 540 |
| Control Room | Prefabricated building | 170 |
| Change house/s | Prefabricated building/s | 325 |
| Stores | Two conventionally constructed buildings (brick and mortar) | 220 and 100 |
| General Workshop | A conventional constructed building (brick and mortar) | 520 |
| Crusher Workshop | Conventional constructed building (brick and mortar) | 270 |
| Electrowinning and Gold Room | Conventional constructed building (brick and mortar) | 220 |
| Crusher MCC | Prefabricated building | 302 |
| CIL MCCs | Prefabricated buildings | 253 |
| Floatation MCC | Prefabricated building | 65 |
| Substation | Prefabricated building | 351 |
| Return Water Dam Pumphouses | Two conventionally constructed buildings (brick and mortar) | 38 |

## 18.6 Water Management Infrastructure

### 18.6.1 Water Balance

The stormwater collection dams, and the pollution control dams as proposed herein, were designed in compliance with the IFC Environmental, Health and Safety (EHS) Guidelines for Mining (2007), together with the applicable local Zimbabwean Standards.

The project site falls within the Bembezi river sub-catchment which drains north towards the Zambezi River. The Bembezi river sub-catchment forms part of the Gwayi catchment which largely comprises the Northern Matabeleland area of hydrological zone A.

The stormwater management plan was developed to comply primarily with the IFC EHS Guidelines for Mining (2007); while ensuring adherence to all the applicable local Zimbabwean Standards namely: the Environmental Management Act (Chapter 20:27) implemented by the EMA of Zimbabwe; and the Zimbabwe National Water Act (Chapter 20:24) implemented by the Zimbabwe National Water Authority (ZINWA) through the Zimbabwe National Water Authority Act (Chapter 20:25). In developing the conceptual stormwater management plan, reference was also made to regulation GN 704 of the South African National Water Act, 1998 (Act No. 36 of 1998).

Daily and monthly rainfall were obtained from the ZMSD Nkayi Stations over 38 years of hydrological records (from 1980 to June 2018) and were analyzed to understand the long-term monthly averages, minimum and maximum monthly rainfall. The MAP adopted for this project is 657 mm.

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Preliminary Economic Assessment A site wide monthly static water balance model was developed for the Bilboes operation to establish the storage sizes of the pollution control systems ; and the average wet, dry season and average monthly water balance . The water balance simulated water re - use associated with the processing plant, as a pump rate out of the PCD for each of the two mining phases . The steady state water balance analysis indicates that the Bilboes flotation circuit requires on average approximately 250 m 3 /hr ( 6 , 015 . 6 m 3 /day) during Phase 1 before decreasing to 201 . 3 m 3 /hr ( 4 , 854 . 0 m 3 /day) in Phase 2 . For the steady state water balance analysis, there is no make - up water required for the BIOX® circuit in all phases of mining . To improve the understanding of the movement and the status of the water storage and transport infrastructure elements on the mine and how these changes in response to the varying climatic conditions, a Dynamic Daily Time Step Water Balance analysis was conducted for the project . The daily time step water balance analysis for the RWD capacity of 380 , 000 m³, a return water pumping rate of 490 m³/hr and a worst - case tailings deposition rate of 240 ktpm yielded only two major spillages in a 70 - year period which is considered to be in line with the IFC Environmental, Health and Safety guidelines for stormwater collection dams . 18 . 6 . 2 Ground Water Groundwater numerical modelling was undertaken to simulate the mining operation at Bubi Isabella McCays and the related establishment of the TSF at Isabella McCays . The objective of the modelling is to determine the potential impact on the groundwater flow and groundwater quality during and post mining, for Isabella McCays and Bubi . Isabella McCays and Bubi are located 32 km apart, and therefore a separate groundwater model was developed for each site . The cone of drawdown predicted for both mines show that after 100 years of simulation, both pits will present a residual drawdown of approximately 10 m . However, the extent of each cone of drawdown is decreasing in time and will remain within the boundaries of the mine sites . The mass transport simulations indicate that a liner is necessary to contain the migration of the contaminant plume from the contaminant sources . 18 . 7 Sewage Management Waterborne sewage networks have been allowed at the Process plant, Admin area, Residential Village and Contractor area at Isabella McCays . All areas mentioned above will gravitate to a central sewage purification plant . The purification plant was designed and costed Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 136 of 193

Preliminary Economic Assessment for 400 people at 150 litres per person per day . The purification plant will be a vendor supply package . 8. Project Execution 1. Execution Strategy Phase 1 of the project is to be executed initially mostly at Isabella McCays and will involve the engineering, detailed design, procurement, construction, and commissioning of a 240 ktpm gold plant and associated infrastructure . Phase 2 of the project involves mining at Bubi and a step change in production to 180 ktpm, due to the higher mass pull expected from the different type of ore . Phase 2 will only commence later in November 2028 to suit the life of mine production schedule . 2. Engineering and Design It has been advocated that a short Front End Engineering Design (FEED) Phase be implemented to bridge any gaps arising from the Prefeasibility Study (PFS) and Detailed Engineering period . The FEED Phase will allow detailed design scoping to be done and focus on the key requirements for procurement planning and management . 3. Construction Philosophy The EPCM Contractor will mobilize a Project Construction Management Team who, under the overall direction of the EPCM Project Manager, through the EPCM Construction Manager will manage and co - ordinate the activities of the appointed construction contractors . These appointed construction contractors will perform the construction operations for the duration of the construction Phase . 4. Schedule The schedule is used for long term planning, including cash flow . The schedule will be revised to be aligned with the latest information available before the project can be progressed from the planning Phase to the execution Phase . 9. Tailings Storage Facility SLR Consulting (Africa) (Pty) Ltd (SLR) were appointed to design and cost a new TSF and the associated sundry infrastructure which include RWD, silt traps, pollution control system, access roads and perimeter fencing . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 137 of 193

Preliminary Economic Assessment
Caledonia Mining Corporation Plc

#### 18.9.1 Design Standards

It is understood that there are no specific Zimbabwean regulations or standards that are applicable to TSF designs. The Bilboes TSF design complies with various international regulations, standards, and guidelines as well as the necessary supplementary Zimbabwean regulations e.g., the environmental protection associated with the disposal of mining waste, the Zimbabwe Statutory Instrument 6 of 2007 applied and The Zimbabwe Standard Specification for Hazardous Waste Management (ZWS 806:2012).

According to Bilboes Gold, the Zimbabwe EMA views the incorporation of a 1.5 mm thick HDPE geomembrane in the lining system as minimum best practice. Caledonia Mining is not a member of the ICMM, or an official signatory of the Global Industry Standard on Tailings Management (GISTM) but has taken the decision to align its tailings design and management with the principles of the GISTM. As such, the GISTM principles, as well as other tailings dam standards such as SANS 10286 and ANCOLD (2012) will be taken into consideration in the project development process.

#### 18.9.2 Design Criteria

It is understood that the flotation and BIOX® CIL tailings streams are chemically and physically diverse, and as a result, it was considered appropriate to design a facility with two separate compartments.

The general area for a TSF site was preselected by Bilboes Gold. SLR conducted a trade-off study that compared various TSF construction, development, and deposition techniques over several TSF layout options on the pre-selected site area. The trade-off costing exercise demonstrated that the lowest start-up and sustaining capital costs were associated with a hybrid development system that incorporated full containment of tailings during the initial high Rate of Rise (RoR) deposition phases, followed by upstream development in the latter phases of development when the RoR reduces to the permissible 2 m/year.

Conventional tailings slurry disposal by way of spigotting with a maximum allowable RoR of 2 m/year above the containment wall crest was adopted for the project.

EPCM supplied the tailings production profile indicating three distinct phases of production as presented in Table 18-5.

**Table 18-5: Production Profile**

| Phase | Year | Deposition Rate (tpm) | | Cumulative Tonnage (t) | |
|---|---|---|---|---|---|
| | | Flotation Tailings | BIOX® Tailings | Flotation Tailings | BIOX® Tailings |
| Phase 1 | 1.75 to 7.25 | 240,000 | 12,000 | 14,977,000 | 803,000 |

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Preliminary Economic Assessment Cumulative Tonnage (t) Deposition Rate (tpm) Year Phase BIOX® Tailings Flotation Tailings BIOX® Tailings Flotation Tailings 1,242,000 11,178,000 18,000 180,000 7.25 to 13 Phase 2 2,171,000 28,549,000 TOTAL Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 139 of 193 Based on the production profile and plant process data supplied by DRA, the TSF was sized to accommodate a deposition rate of 28 . 5 Mt for the flotation tailings compartment, and 2 . 2 Mt for the BIOX® compartment . TSF sizing was further based on an overall downstream (outer) embankment slope of 1 V : 4 H which is considered an environmentally stable slope to encourage indigenous vegetation growth . The properties derived from the geotechnical site investigation and were used for stability analysis and TSF foundation design : : 25 ƒ . Selected embankment fill material friction angle (Φ’) : 20 KPa Selected embankment fill material cohesion (C’) : 1,600 kg/m³ Selected embankment fill material unit weight : 35 ƒ . Waste Rock friction angle (Φ’) : 5 KPa Waste Rock cohesion (C’) : 2,100 kg/m³ Waste Rock unit weight : 30 ƒ Foundation material (residual arkose / andesite) friction angle (Φ’) : 12.5 KPa Foundation material (residual arkose / andesite) cohesion (C’) : 1,700 kg/m³ Foundation material (residual arkose / andesite) unit weight : 50 ƒ Bedrock friction angle (Φ) : 50 KPa Bedrock cohesion (C’) : 2,600 kg/m³ Bedrock unit weight 18.9.3 Tailings Physical Characterization A full suite of geotechnical laboratory tests including foundation indicator tests, consolidated undrained triaxial tests, slurry settling tests, volumetric shrinkage tests, dispersiveness tests, evaporation/air - drying tests were conducted on representative Isabella McCays composite and the Bubi flotation tailings samples provided by Bilboes from the on - site pilot plant . The Isabella

Preliminary Economic Assessment McCays composite sample was blended at the Isabella - North: Isabella - South: McCays ratio of 50%: 30%: 20% in line with the mining plan. The following tailings physical properties were derived from the geotechnical site investigation and were used in the design of the Bilboes TSF: Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 140 of 193 : 1,35 t/m³ In - situ dry density of deposited tailings for capacity calculations : 40% Flotation tailings solids concentration in slurry (by mass) : 20% BIOX® tailings solids concentration in slurry (by mass) : 2,70 Flotation tailings specific gravity : 2,75 BIOX® tailings specific gravity : 1,337 t/m³ Flotation tailings slurry density : 1,144 t/m³ BIOX® tailings slurry density : 31 ƒ Flotation and BIOX® tailings effective friction angle (Φ’) : 0 Flotation and BIOX® tailings cohesion (C’ (KPa) : 1,500 Flotation and BIOX® tailings unit weight (kg/m³) Against expectation, the Isabella McCays BIOX® tailings foundation indicator tests results showed a very fine uniformly graded material ( 99 % passing 0 . 075 mm sieve) . Based on preliminary discussions with Bilboes regarding the tailings Particle Size Distribution (PSD), the design envisaged a hybrid system of TSF construction incorporating full wall containment using waste rock material during the initial stages of deposition (up to Year 7 ), together with upstream wall raises using dried consolidated tailings from Year 7 onwards . However, safe upstream construction will not be achievable using such fine tailings, and as such BIOX® tailings may require full containment . The Isabella McCays BIOX® tailings PSD will therefore need further testing and confirmation during the detailed design phase . 18 . 9 . 4 Liner Selection Based on the XRF results for the Isabella McCays BIOX® material, the Zimbabwe Standard Specification for Hazardous Waste Management (ZWS 806 : 2012 ) prescribes the following liner system as the minimum liner required for the Bilboes BIOX® tailings : » 2 mm HDPE, » 150 mm cement base .

Preliminary Economic Assessment

The design presented in this report is based on the following selected liner systems (Table 18-6).

Table 18-6: Liner System

| Layer Description | Flotation Tailings | | BIOX Tailings | |
|---|---|---|---|---|
| | TSF | RWD | TSF | RWD |
| HDPE geomembrane thickness | 1.5 mm | 2 mm | 2 mm | 2 mm |
| Base layers | 300 mm selected clayey material (compacted in 2x150 mm thick layers) | 300 mm compacted clay liner compacted in 2x150 mm thick layers) | 600 mm compacted clay liner compacted in 4x150 mm thick layers) | 600 mm compacted clay liner compacted in 4x150 mm thick layers) |
| In-situ base preparation | Rip and re-compact 150 mm in-situ layer | Rip and re-compact 150 mm in-situ layer | Rip and re-compact 150 mm in-situ layer | Rip and re-compact 150 mm in-situ layer |
| For the flotation compartment, the above only applies up to 200 m into the basin. The central portion of the flotation compartment will be lined with CCL as described below: | | N/A | | |
| Flotation Compartment Central Portion of Basin Liner | | | | |
| 1 | 600 mm CCL | | | |
| 2 | 150 mm Base preparation | | | |

### 18.9.5 Seepage / Leakage Quality

The geochemical assessment report also provides expected seepage and liner leakage water qualities following source term modelling.

The geochemical assessment indicated that the BIOX® tailings are likely to be Potentially Acid Generating (PAG) whilst the flotation tailings are non-PAG.

### 18.9.6 Contaminant Plume Modelling

Using the results of the geochemical assessment and source term modelling of tailings, SLR further conducted contaminant plume modelling to determine plume extents because of seepage or leakage from the TSF and associated RWDs. The composite liner option is expected to confine plume migration to the TSF site with the plume not expected to exceed 260 m from the source over a 100-year period.

### 18.9.7 TSF Infrastructure

The TSF complex development incorporates an outer containment wall, constructed in stages using approved available mine waste and developed in a downstream manner and sized to fully contain all deposited tailings up to the point when the tailings deposition rate reduces from

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Preliminary Economic Assessment 240 ktpm to 180 ktpm . The remainder of the facility up to the LoM will then be raised progressively with upstream wall raises using compacted tailings . 18 . 9 . 8 TSF Hazard Classification The Bilboes TSF hazard classification was conducted in accordance with both SANS 10286 : 1998 and ANCOLD (2012) . Based on the assessment the Bilboes TSF can be classified as follows : » A “High” hazard facility per the SANS 10286 : 1998 safety classification criteria, » A “High B” consequence category per ANCOLD (2012) . 18 . 9 . 9 TSF Operation and Monitoring During the life of the TSF, various elements should be monitored to ensure the integrity of the TSF complex . Monitoring elements will typically include : » TSF engineering parameters, » Groundwater monitoring programme, » Dust monitoring programme . 10. TSF Closure Concept The closure concept is envisaged to include a covering of the mine waste with a low hydraulic conductivity layer such as a clay or geosynthetic membrane . There will be on - going rehabilitation of the TSF complex through on - going vegetating of the embankment slopes . 11. TSF Optimization An optimization of the previous TSF was undertaken by SLR Consulting . All previously determined design criteria, including site location, plant processes, tailings production, deposition methodology, tailing material characteristics as well as earthworks and embankment construction methodology were assumed . » The assumption is that the currently selected site is fixed . Due to the topographical constraints of the current site, a large volume sacrificial wall needs to be constructed for the TSF Phase 1 deposition, which could be reduced if an alternative site is found . » The PEA LoM production profiles were provided by DRA ( 240 ktpm) :  The total tonnes expected are 23.1 Mt:  Flotation TSF compartment: 22.9 Mt.  BIOX TSF compartment: 1.7 Mt Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 142 of 193

Preliminary Economic Assessment  The total LoM is 10 years . » The maximum allowable RoR, for this PEA, was assumed to be 2 . 5 m/year, to lower the starter wall embankment heights, thereby reducing the overall construction and material costs of the Flotation and BIOX TSF starter wall embankments . » The annual RoR is the highest during the first few years after deposition commences and decreases after year four . » The Bilboes TSF can accommodate a maximum tailing cumulative volume of 21 . 7 Mt for the Flotation TSF compartment and 1 . 6 Mt for the BIOX TSF compartment (Flotation and BIOX compartment) within the RoR limit below 2 . 5 m/year (at 1 . 35 t/m³) . » The starter wall heights, for the Flotation and BIOX TSF compartments for the proposed deposition are recommended as follows : Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 143 of 193  Flotation TSF compartment Phase 1 and Phase 2: 1,153.5 mamsl.  Flotation TSF compartment Phase 3:  BIOX TSF compartment Phase 1: 1,158.0 mamsl. 1,158 mamsl. » The phasing of the TSF is to be ( Figure 18 - 3 ) :  The BIOX TSF constructed without being divided and therefore as a complete compartment, up to the Phase 3 wall elevation, while the Flotation compartment is to be divided into two compartments .  A dividing / sacrificial wall be constructed to separate the Flotation TSF compartment into two compartments . This wall is to be constructed from approved available mine waste (the same as for the original starter wall embankments) .  In addition to the dividing/ sacrificial wall a cut - off trench and protection berm are to be constructed upstream of the sacrificial wall, in the Phase 2 Flotation compartment .

Preliminary Economic Assessment Figure 18 - 3 : Phasing of Flotation TSF Compartment – 240 ktpm » The following phasing of the Flotation TSF compartment is suggested :  Phase 1 – deposition volume of three years in the Phase 1 compartment up to the Phase 1 starter wall elevation .  Phase 2 – deposition volume up to the elevation of the sacrificial wall height with deposition taking place in the Phase 2 compartment . The Phase 2 wall elevation will apply to the Phase 1 and Phase 2 TSF compartments .  Phase 3 – deposition volume up to the elevation of the Phase 3 wall elevation with the Flotation TSF compartment being operated as one deposition compartment, i . e . the Phase 1 compartment and Phase 2 compartment are merged and operated as a single TSF .  Phase 4 – the tailings elevation is above the Phase 3 wall height and the TSF is “self - building” with tailings, up to the final design elevation . » For the Flotation Phase 1 compartment, it is recommended that the temporary penstocks as well as the final permanent penstock intake be constructed for operational use during Phase 1 deposition . Two additional temporary penstocks will be required within the Flotation Phase 2 compartment to allow decant water to drain sufficiently from the Phase 1 and Phase 2: Flotation RWD. Phase 1: BIOX RWD: Both compartments are to be constructed. Phase 1: BIOX compartment Sacrificial Wall Phase 1: Flotation compartment Phase 2: Flotation compartment Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 144 of 193

Preliminary Economic Assessment compartment . The final permanent penstock will be utilized during the end of deposition on the Phase 1 compartment, as well as after the Phase 1 and 2 compartments are merged into one (Phase 3 operation) . » Initially, the underdrainage system only needs to be constructed and operational for the Flotation Phase 1 compartment as well as for the entire BIOX TSF . Therefore, there will be an initial cost saving on the underdrainage system required for the Flotation TSF . However, any tie - in systems or part thereof, that fall within the Phase 2 basin area will need to be constructed during Phase 1 , for ease and continuity of construction . » The solution trench, around the perimeter of the facilities is to be concrete lined, as it was agreed that the “worst case” option in terms of tailings type and classification would be adopted as part of this assessment . » The siting of the Flotation and BIOX RWDs and silt traps are to remain as per the 2019 FS . » As the catchment area of Phase 1 is less than the overall TSF, only one of the Flotation RWDs needs to be constructed as part of Phase 1 , while the second will need to be constructed during Phase 2 . The BIOX RWDs should be constructed during Phase 1 . » The outer containment walls for the Flotation and BIOX TSF compartments are to be constructed in stages using approved available mine waste, developed in a downstream manner to fully contain all deposited tailings up to the point when the tailings RoR is below 2 . 5 m/year . The waste rock material is assumed to have a friction angle of 1 v : 3 h, slightly steeper than the conventional industry guideline of 1 v : 4 h, due to the material properties of the waste rock . » From previous geotechnical investigations, the soils in the area are about 0 . 4 m thick and generally sandy clays grading to clayey sands . Field and laboratory permeability testing indicate permeability ranging from 10 - 5 m/s to 10 - 7 m/s and on average 10 - 6 m/s . Maximum outflow rates in the clay layers should be 10 - 9 m/s for Class B facilities and 10 - 8 m/s for Class C facilities . Thus, it is recommended that an investigation is undertaken to identify clay sources on or near the site for barrier construction . Alternatively, GCL may be imported and used for the construction of the barrier system but will need to be costed . » The tailings sample is not considered representative of the tailings material as it was treated prior to the geochemical analysis . The high leachable and total arsenic concentrations need to be verified by a repeat test . The treated tailings also need to be verified that they will indeed classify as a Type 2 waste . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 145 of 193

Preliminary Economic Assessment » An options study should be undertaken on the Class C barrier system to identify other alternatives to the typical Class C Landfill Barrier System . This may include extraction boreholes around the site, or a thick clay layer being placed as a barrier system . » Therefore, it is recommended that the liner system previously recommended be implemented as part of this PEA . » The rates used for the CAPEX and OPEX were based on the best estimate rates available to SLR checked against recent rates obtained by DRA and shared with SLR . However, SLR strongly recommends that the BoQ be issued to market as part of the next Phase of design and the rates validated and benchmarked to ensure that the rates are in line with current costs . » At this level of design (Optimized PEA) there are uncertainties that will only become clear as the next project Phase commences, and design parameters are fixed and/or investigated further at more detailed design stages . » For the current design an excessive amount of clay material is required for the Flotation and BIOX TSF compartments as well as for the RWDs (Flotation and BIOX) . Based on current information, the specified clay material is not readily available on site or in the nearby vicinity and therefore will need to be sourced, leading to additional costs . Therefore, should the required volume and type of clay material not be available, alternatives such as GCL may need to be imported at an additional cost . » Construction difficulties will arise due to the Phase 1 Flotation TSF being operational while the Phase 2 Flotation TSF is being constructed, (as with Phase 2 Flotation TSF being constructed while the Phase 3 Flotation is under construction) . This will be due to the operational facility being in direct proximity to a construction site . Further engineering design and consideration needs to be implemented and incorporated in the next Phases of design . » Operational challenges will develop, including depositional constraints as well as correct pool management . This holds true for all Phases of the TSF development . Additional penstocks have been included for the Phase 2 Flotation compartment to aid with pool management . » The joining of already placed liner (Phase 1 ) to the new liner (Phase 2 ) will be challenging and will need a good lining contractor to undertake the lining operation . » Exposed liner will become damaged by UV, rocks, and accidental and/or deliberate negligence . Additional liner protection material as well as extra sandbags have been allowed for, but detailed design and construction CQA will be required . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 146 of 193

Preliminary Economic Assessment 19 MARKET STUDIES AND CONTRACTS 1. Historical Supply and Demand Gold is a precious metal refined and sold as bullion on the international market . Aside from the gold holdings of central banks, current uses include jewellery, private investment, dentistry, medicine, and technology ( Figure 19 - 1 ) . Gold is mined in many countries around the globe ; China, Australia and Russia are major gold producers providing 31 . 5 % of world gold supply with recycled gold being a significant part of global supply ( Figure 19 - 2 ) . Globally jewellery is the main application sphere of this precious metal accounting for over 48 % of total demand . Figure 19 - 1: Historical Gold Supply (2010 - 2023) † † Source: World Gold Council Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 147 of 193

Preliminary Economic Assessment Figure 19 - 2 : Historical Gold Demand ( 2010 - 2023 ) ** About half of gold jewellery consumption is in India and China and these markets’ trends greatly influence the overall gold industry . Investment in gold is another important application sphere and its share is about 29% . Demand from national central banks has also been growing especially from banks of developing countries in Latin America, the Middle East and Asia . The supply and demand of gold does not follow typical supply and demand logic as gold is indestructible and can easily be recycled and is stored in vaults of banks . Gold is therefore relatively liquid and subject to the vagaries of global economics . These characteristics of the gold market make it challenging to forecast the gold price . ** Source: World Gold Council Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 148 of 193

Preliminary Economic Assessment Figure 19 - 3 : Gold Price ( 2010 - 2023 ) †† Over the past century, gold has consistently shown as both a beacon of potential stability and a mirror reflecting global economic fluctuations . Gold's value over time is marked by significant fluctuations influenced by economic policies, global crises, and shifts in demand . With a backdrop of financial and geopolitical uncertainties, the outlook for gold prices suggests a continued appeal of the precious metal as a so - called safe - haven asset . In recent years, gold has demonstrated resilience in the face of global economic challenges, including inflationary pressures and currency fluctuations . Several macroeconomic factors could shape the gold projections in the future : » Inflation : While many assume a direct correlation between inflation and gold, the relationship is complex and not as straightforward . Inflation can impact the metal, but other factors often mitigate its effects, » Currency Fluctuations : Gold and the US dollar share an inverse relationship . As the dollar weakens, gold often rises, becoming more attractive to investors holding other currencies, » Geopolitical Tensions : Conflicts and political instability historically drive investors towards gold as a so - called safe haven, potentially boosting its price during periods of heightened uncertainty . » Interest Rates : Gold's appeal can diminish with the expectation of rising interest rates, as higher yields on bonds and savings accounts compete with the non - yielding metal . †† Source: World Gold Council Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 149 of 193

Preliminary Economic Assessment 19 . 2 Gold Sales in Zimbabwe The Gold Trade Act empowers the Minister responsible for Finance to issue a Gold Dealers License which entitles entities to export and sell gold from Zimbabwe to customers of its choice . Prior to 1 June 2021 , only FGR had the Gold Dealership License and therefore all gold bullion was sold to FGR . With effect from 1 August 2021 , all gold producers can directly sell any incremental production to customers of their choice using FGR’s license to export . Caledonia’s Blanket Mine is currently selling 75 % of its gold to a customer of its choice outside Zimbabwe by exporting the gold using FGR’s license . Sales proceeds from the exported gold are received directly into Blanket's bank account in Zimbabwe . As all Bilboes production is considered incremental, Bilboes will be able to choose to sell its gold directly to customers of its choice or to continue selling to FGR . Bilboes is confident that it will be able to export and sell its gold production on similar terms as those currently in place between FGR and Blanket . The Blanket toll arrangement which will be similar to Bilboes is outlined below: 19.2.1 Lodgements to FGR can be made on any day of the week. Melting and assaying charges of US $ 21 /kg gross bullion weight applies . The applicable Government royalty of 5 % is deducted from proceeds due to the customer . FGR collects half of the 5 % royalty which is payable to the Government of Zimbabwe in physical gold . 25 % of the Blanket gold ounces is sold to FGR and settled in ZIG . Pricing is based on the previous day’s LBMA PM fix of the day of packing for export . The ZiG portion is settled within 7 days. 75% per cent of the gold ounces are refined at FGR and exported by Caledonia using Fidelity’s gold dealing licence to a refiner outside Zimbabwe which undertakes further refining. The refiner outside Zimbabwe pays 90% of the value on the day of lodgement and 10% after further refining. Pricing is based on the LBMA AM fix price on date of lodgement. FGR charges a 1 . 24 % toll refining fee of the gross value of the export proceeds . 19 . 3 FGR Gold Price Predictions A summary of the predicted gold prices for 2024 are presented in Table 19 - 1 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 150 of 193

Preliminary Economic Assessment Table 19 - 1: Predicted Gold Price ‡‡ 2024 Gold Price Prediction Analyst/Firm US$ 2,400/oz by end of 2024 Bank of America US$ 2,200/oz by end of 2024 UBS Bank US$ 2,133/oz by end of 2024 Goldman Sachs US$ 1,900/oz by end of 2024 World Bank US$ 2,400/oz by end of 2024 Citibank US$ 2,100/oz by end of 2024 ING US$ 2,100 – 2,200/oz by end of 2024 Wells Fargo US$ 2,500/oz by end of 2024 Ronald Stoeferle, Incrementum AG US$ 3,000/oz by end of 2024 Zach Scheidt, Rich Retirement Letter ‡‡ 2024 Gold Price Prediction, Trends, & 5 - Year Forecast (goldsilver.com) Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 151 of 193

Preliminary Economic Assessment

# 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

## 20.1 Environmental Issues

The natural environment within the project site has been significantly transformed by existing mining operations. The surrounding environment is more natural with disturbances from communities and subsistence farming activities. Other mining operations do occur in the region, however over time several mines in the area have been closed. The EIA (SLR, 2019) identified a number of potential environmental impacts as shown in Table 20-1.

Table 20-1: Potential Environmental Impacts

| Potential Environmental Impacts | Mitigation | Significance After Mitigation |
|---|---|---|
| Potential loss of soil and related grazing land capability within the proposed project footprint | Soil can be conserved and reused during rehabilitation | Low |
| Potential contamination of soils, surface water and/or groundwater features | Design of potentially contaminating facilities and managing the storage and handling of polluting substances and related clean-up of spills reduces the Intensity of these potential impacts | Medium to High |
| Alternation of drainage patterns and related downstream functionality of aquatic habitat due to encroachment of the Bubi open pit into the non-perennial Bubi River | The Bubi River can be diverted to ensure that that the Hydraulic connectivity of the river is retained, and pollution, sedimentation and erosion impacts are generally avoided. | Medium |
| Potential contamination of surface and groundwater resources from various operational activities and contamination from the new TSF and WRDs | Implementation of industry-aligned surface water management measures and a composite lining for the floatation compartment and full HDPE liner for the BIOX® compartment of TSF | Surface water = Medium<br>Groundwater = High |
| Lowering of groundwater levels potentially affecting third party water supply should third party boreholes be located within the dewatering cone of depression | Any third-party water sources that have a proven decrease in yield or dry up because of the proposed operations would be compensated with an alternative water supply of equivalent quality and quantity | Medium |
| Potential reduction in ambient air quality due to particulate emissions | Implementation of an air quality and dust management plan during the implementation and operation of the proposed project lowers the intensity, and probability of such impacts occurring | Medium (operational Phase) to Very Low (construction and decommissioning Phases) |
| Elevation in ambient noise levels creating a potential disturbance to nearby receptors. | Incorporating mitigation into the site design, as well as adopting sound management practices (e.g., maintaining machinery and equipment in good working order). | Medium (operational Phase) to Low (construction and decommissioning Phases) |
| Visual disturbance to nearby local communities | Undertaking rehabilitation throughout the course of the proposed operations, | Low |
| Physical destruction and general disturbance of terrestrial and/or aquatic biodiversity | By ensuring that the project footprint for planned clearing and infrastructure establishment is clearly demarcated and all areas of increased ecological sensitivity, outside of the mining footprint are designated | Medium |

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Preliminary Economic Assessment

Caledonia Mining Corporation Plc

| Potential Environmental Impacts | Mitigation | Significance After Mitigation |
|---|---|---|
| | as No-Go areas would limit the associated significance of these impacts | |

The EIA (SLR, 2019) concluded that the proposed project presents several potential positive and negative impacts associated with the unmitigated scenario. With mitigation (in the residual impact scenario) some of the identified potential impacts can be prevented and the remainder can be managed and mitigated to remain within acceptable environmental limits so long as the mitigation set out in the ESMP is implemented and Bilboes develops, implements, and annually reviews the ESSMS. Positive impacts can be enhanced by developing and implementing a Community Development Plan as set out in the ESMP.

Bilboes is committed to implementing the mitigation measures within the ESMP together with the ESSMS which will be implemented as part of Bilboes on-going efforts of continuous environmental improvement. The management system will contain plans and procedures to help manage environmental aspects and impacts and help ensure legal compliance.

## 20.2 Waste, Tailings, Monitoring and Water Management

### 20.2.1 Tailings Management and Disposal

Gold recovery at Bilboes would entail a two-stage process that would result in the generation of two different tailings streams - Flotation and BIOX® tailings. The TSF would be developed with two separate compartments to accommodate each tailings stream.

The proposed liner system for each comportment would incorporate (from top down):

- Floatation Compartment – A 1.5 mm HDPE geomembrane, a base layer of 300 mm selected clayey material (compacted in 2 x 150 mm thick layers),
- BIOX® Compartment – A 2 mm HDPE geomembrane, a base layer of 600 mm selected compacted clay liner (compacted in 4 x 150 mm thick layers),
- Both compartments would have a ripped and re-compacted 150 mm in-situ base layer,
- The TSF would incorporate a filter drainage system comprising an 8.5 m wide, 500 mm deep toe drain located immediately adjacent to the upstream toe of the starter wall for the Floatation compartment and a 7.5 m wide, 500 mm deep toe drain located immediately adjacent to the upstream toe of the starter wall for the BIOX® compartment,

Both compartments would have a reticulation of above-liner finger drains consisting of a configuration of 160 mm and 110 mm diameter slotted seepage collector pipes in the basin

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Preliminary Economic Assessment discharging to the solution trench independently of the toe drains to allow monitoring . The proposed decant systems consist of temporary intake structures (designated FT) and permanent intakes (designated FP) . The intake structures have both top and side inlets . There would be on - going rehabilitation of tailings through the application of the rising green wall . The TSF design slopes adopted ( 1 V : 4 H) are considered environmentally stable to allow for indigenous vegetation growth with minimal ongoing maintenance . To assist with the vegetation establishment, the vegetation will be manually planted and irrigated during the initial stages . A cover involving topsoil and subsoil (in combination with the rocky waste rock material placed during construction protruding) will be progressively placed onto the side slopes of the TSF as the same is developed . These protrusions are advantageous as they mimic natural slopes and dissipate the kinetic energy of rain drops as they strike the surface . The tops surface will be covered with topsoil mixed into tailings . The top surface will then be paddocked into smaller catchments to reduce water flow lengths . The Bilboes TSF is classified as a Medium Hazard to High Hazard facility due to the number of residents in zone of influence estimated to be between 8 and 16 (determined in accordance with terms of the South African Code of Practice for Mine Residue Deposits (SABS 0286 : 1998 ) and the requirements of Mineral Regulation 527 of 23 April 2004 ) . The classification considered the two compartments as one facility . 2. Waste Rock Management and Disposal The planned WRD construction method would entail the following : » A nominal wall of waste material would initially be constructed to confine the extent of the dumping area within the planned WRD footprint . » Waste material will be delivered to WRD by truck and tipped from the leading edge of the WRD towards the inside of the WRD footprint . The waste will then be spread and shaped as necessary by earthmoving equipment . » The WRD would then be developed in successive lifts of up to 10 m in height, with each lift being completed before commencement of the subsequent lift . The WRD will be constructed at an angle of repose slopes of approximately 35 ƒ . In principle, the WRD lift heights shall be limited to 10 m with a minimum of a 10 m berm, with an overall height of 40 m . Seepage from the toe of the WRD, as well as runoff from the slopes, would be controlled by the construction of an outer containment wall . The containment wall will be the boundary between the clean and potentially contaminated water systems for the purposes of stormwater management . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 154 of 193

Preliminary Economic Assessment Some compaction of the waste is expected to take place during placement as trucks pass repeatedly over previously placed material on their way to and from the advancing faces of the WRDs . While compaction of wastes is desirable to maximize density and storage capacity, it is not a requirement for structural stability . Compaction will assist in reducing differential settlements with time, which will assist in ensuring the longer - term integrity of surface water management measures . 3. Non - Mineralized Waste Management Non - mineralized waste (including general industrial waste, medical clinic waste, hazardous industrial and domestic waste) would be temporarily handled and stored on site before being removed for recycling by suppliers, reuse by scrap dealers or final disposal at the existing waste disposal area located at Isabella . Bilboes has a designated burning site for all waste materials associated with cyanide packaging and hazardous waste on the heap leach pad where all leachate goes into the heap leach cyanide circuit as recommended by the cyanide suppliers . An internal waste management procedure will be developed for waste generated by the project . With respect to sewage, it is proposed that the existing sewage treatment facility located at Isabella would handle the sewage generated . It is proposed that a sewage treatment plant would be established at Bubi . 4. Site Environmental Monitoring The proposed monitoring programme is detailed in the ESMP for the proposed project . The aspects for which monitoring is proposed includes : » Annual monitoring (physical observation) for erosion, as well as slope / TSF failure, » Monthly surface and groundwater monitoring (of parameters including water quality, volumes, levels, spillages, and management infrastructure), » Monthly updating of the site - wide water balance (including biennial updates of the water balance model), » Air and noise monitoring to establish baseline constituent concentrations / ambient noise levels, as well as regular monitoring during construction and operations, as applicable. Requirements for post - closure monitoring to determine whether the mitigation and rehabilitation measures are effective would be incorporated into a final Closure Plan to be compiled for the operations prior to the commencement of decommissioning . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 155 of 193

Preliminary Economic Assessment 20 . 3 Water Management There is evidence that the Bembezi, Mdutshane and Bubi Rivers have been impacted upon by various anthropogenic activities in the broader area . Furthermore, the planned widening of the open pits at Bubi would encroach directly on the Bubi River and the tributary located within Bubi claims area . This would have a material impact on this feature and may have an impact on downstream water users . It is thus recommended that the Bubi River be diverted around the proposed expansion of the southern open pit to ensure that the hydraulic connectivity of the river is retained, and that pollution, sedimentation and erosion impacts are avoided . The following measures could be implemented to allow improved water management and limit the risk of flooding the southern open pit during a high flow event in the Bubi River . The measures to be implemented by Bilboes to address potential adverse water quality effects and to ensure that the planned infrastructure is constructed, operated, and maintained to comply with the provisions of the IFC guidelines, include : » Separating clean water systems from dirty water systems, Minimizing the size of dirty areas and divert clean run - off and rainfall water around dirty areas and back into its normal flow in the environment, » Locating all activities and infrastructure outside of the specified zones and/or flood lines of watercourses, as far as possible . Where this is not possible, the affected area should be remediated/rehabilitated to restore the original ecological function post - closure, » Maintaining specified zones around surface water features in instances where flood lines are unknown or un - surveyed, » Incorporating suitable erosion protection measures at all discharge points, should any discharge be required . Furthermore, all discharges from the mine into the environment will comply with the IFC Effluent discharge standards . 20 . 4 Project Permitting An approved EIA is required in terms of the Environmental Management Act (Chapter 20 : 27 ) No . 13 of 2002 and the Mines and Minerals Act (Chapter 21 : 05 ) of 1996 . The ESIA was undertaken for the project to satisfy the requirement and an ESIA Report was completed for submission to EMA within the first quarter of 2020 . Thereafter, SLR held a public feedback meeting to disclose the findings of the ESIA Report to the identified stakeholders . A record of this disclosure process was compiled and submitted to EMA . An EIA certificate was issued to Bilboes for the project in February 2021 and was and was valid for two years to February 2023 . The EIA certificate is renewable on an annual basis subject to conditions which include project Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 156 of 193

Preliminary Economic Assessment update reports, compliance to Environmental Management Plans (EMP) outlined in the ESIA Report and notification to EMA for any changes in the project likely to alter the project as stipulated in the ESIA Report . The current EIA certificate is valid until March 2025 and the renewal process will continue annually for the duration of the operations . Other project related licenses/permits currently in use include explosives (purchase and storage), firearms, medicines control, public health (medical examination), water abstract and hazardous substances (importation, transportation, storage and use), solid waste disposal which are renewed quarterly or annually when become due . The conditions of renewal are limited to payment of applicable fees to the relevant statutory bodies . A total of US $ 70 , 000 is required to cover all the license fees and permits on an annual basis . 20 . 5 Social and Community Related Requirements and Plans An ESMP has been developed which contains the environmental, social and safety management and monitoring commitments that Bilboes will implement to manage the negative impacts and enhance the positive impacts identified in the EIA . To mitigate against the loss of, or reduced access to, land for livelihood activities, a LRP will be compiled and implemented prior to the commencement of construction . As part of the existing operations Bilboes have undertaken several CSR programmes . These include the supply of various community boreholes at communities and local schools, building and repairs of school blocks, the repair of various local roads, excavation and scooping of dams and provision of various other services including access to health facilities at the mines and transport in cases of emergency . To address potential issues related to employment, Bilboes will develop a fair and transparent labor, working conditions and recruitment policy . The policy will comply with local law, IFC Performance Standard 2 : Labor and Working Conditions, and International Labor Organization (ILO) conventions . To optimize local small business development, a local procurement policy will be developed and implemented and communicated to all local stakeholders . The Stakeholder Engagement Plan developed for the project will be maintained and updated to provide a formal procedure for communications with the regulatory authorities and communities . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 157 of 193

Preliminary Economic Assessment 20 . 6 Social/Community Issues Based on the EIA undertaken for the proposed project, social or community impacts that were identified and assessed include the following : » Positive economic impact because of the direct construction and operational project expenditure, direct and indirect business opportunities . Significance after mitigation - Very High Positive, » Potential reduction of access to land for livelihood activities (e . g . , cattle ranching and subsistence agriculture) undertaken within the mine claims area . A key recommendation to ensure that these land users are appropriately identified, engaged, and compensated . Significance after mitigation - Medium, » Inward migration due to the expectation of employment . Bilboes should aim to source most employees from the surrounding local communities, as far as possible . Significance after mitigation - High to Medium, » Various health and safety risks for third parties are associated with the proposed project . While the likelihood of incidents is deemed to be low (with mitigation) any injuries or fatalities of third parties would be of high intensity . Significance after mitigation - Medium, » No cultural - heritage resources were found to be located within the proposed project footprint . Significance after mitigation - Very Low . 20 . 7 Mine Closure A conceptual closure plan and LoM closure liability estimate, based on the environmental, social, and economic risks identified in the EIA, is included in the EIA . Furthermore, the closure issues and concerns raised by stakeholders were also incorporated, where applicable . Generally accepted “good international practice” mine closure methods were used as the basis for the conceptual closure plan, as well as, for determining the unit rates for the various closure components used in the LoM liability calculation . The mine closure methods also conform to the statutory requirements of Zimbabwe EMA who are the regulatory body . Mine closure planning is a dynamic process that is integrated with LoM planning to ensure a seamless transition from the operational to the decommissioning Phases in the mine life cycle . The environmental objective for closure is to minimize the impacts associated with the decommissioning and closure of the mine and to achieve post closure land use as outlined . The conceptual closure plan objectives include the following : Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 158 of 193

Preliminary Economic Assessment » Environmental damage is minimized to the extent that it is acceptable to all parties involved . » The land is rehabilitated to achieve a condition approximating its natural state (as far as practicable), or so that the envisaged post closure land use/land capability is achieved . » Some of the smaller open pits shall be completely backfilled with material from the overburden/WRDs . Inert building rubble from the decommissioning activities can also be buried in the pit voids . The remaining open pits would not be backfilled and remain open . The pit sidewalls and end - walls will only be ‘made safe . » All surface infrastructure, excluding the TSF and any other surface infrastructure that will support the envisaged post - closure end use, will be removed from site after rehabilitation . » Contamination beyond the mine site by wind, surface run - off or groundwater movement will be prevented through appropriate erosion resistant covers, containment facilities (i . e . , stormwater ponds) and drainage controls . » Mine closure is achieved efficiently, cost effectively and in compliance with the law . » The social and economic impacts resulting from mine closure are managed in such a way that negative socio - economic impacts are minimized . » Based on the above, the closure outcomes for the mine site are assumed to be as follows : » To achieve chemical, physical, and biological stability for an indefinite, extended time period over all disturbed landscapes and residual mining infrastructure » To protect surrounding surface water, groundwater, soils, and other natural resources from loss of utility value or environmental functioning » To limit the rate of emissions to the atmosphere of particulate matter and salts to the extent that degradation of the surrounding properties’ land value and land capability does not occur . » To create a final land use that has economic, environmental, and social benefits for future generations that outweigh the long - term aftercare costs associated with the facility . » These broad closure objectives and outcomes will be continually refined as operations continue . 20 . 8 Estimated Environmental Costs for Closure The quantities used in the closure liability calculations were derived from the layout plans and general arrangements for the project ; the project infrastructure details within the feasibility study report ; and the proposed mining and deposition schedule . The closure liability calculation Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 159 of 193

Preliminary Economic Assessment has been determined for the LoM (end of year 10 ) and is calculated to be US $ 32 m (excl . VAT) (2023) . The closure liability calculations will be regularly reviewed and updated during the project up and until the commencement of closure activities (i . e . , final closure plan) . On - going environmental rehabilitation is based on a unit rate of US $ 0 . 25 / t plant feed . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 160 of 193

Preliminary Economic Assessment

Caledonia Mining Corporation Plc

# 21 CAPITAL AND OPERATING COSTS

## 21.1 Capital Cost

### 21.1.1 Basis of Estimate - Mechanical

The method used to determine the Capital Cost Estimate (CCE) for the PEA Production Trade Off Study consisted of the following steps:

- Step 1: The estimate was based on the original development of the 2019 Bilboes Project FS, which was revalidated in 2021 and 2023 and updated by submissions from other consultants (i.e. BIOX plant costed by Metso, and Tailings Storage Facility costed by SLR Consultants).
- Wherever information was not revalidated, DRA database information was utilized, escalated to the new project base date, or factorised.
- The following costing areas were identified as optimisation areas:
  - Open pit mining,
  - Updated TSF costs by SLR,
  - Buildings (updated with client estimate received),
  - Chinese sourced material for steelwork and platework,
  - Major mechanical equipment sourced from China (crushers, mills, flotation cells, thickeners for example).
- Step 2: Factors were carefully developed from the established Phase 1 and 2 "known costs" based on Work Breakdown Structure (WBS) and discipline level breakdown. Factors were either developed from the mechanical supply costs, direct field costs, or relevant discipline supply costs.
- Step 3: For equipment, revalidated mechanical supply costs were utilized.
- The factors developed in Step 2 were then applied to all disciplines and factored either from the newly established mechanical supply costs, direct field costs or discipline supply costs.
- Wherever detailed costs were calculated for the applicable discipline (i.e. mining costs), detailed costs superseded the factoring method and phase.

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Preliminary Economic Assessment 21.1.2 Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 162 of 193 Basis of Estimate – Civils and Earthworks 1. Quantities » All quantities and costs were revalidated for 2023, » A revised Geotechnical Report was not completed at this stage of the project, » The bulk of earthworks quantities were modelled in three dimensions, » Allowances were made for engineered mattresses for lightly loaded buildings. » Piling was allowed for dynamically and heavily loaded structures. » Concrete quantities were generated by using the DRA database for similar structures, » Reinforcement allowed at 80 kg to 120 kg depending on the structure type. 2. Costs » Rates in US $ were allowed for and based on rates for works recently executed in Zimbabwe . » Preliminary and General (P&G's) costs for earthworks were allowed for a percentage ( % ) of measured work and were based on latest P&G percentages for works recently executed in Zimbabwe . 3. Basis of Estimates – Mechanical Equipment » The original 2019 CCE mechanical equipment structure in the CCE was used as the basis for revalidation and is in accordance with the Mechanical Equipment List (MEL), » The 2019 selected vendor quotations were used and sent back to the vendors for revalidation, » Some 97 % of the mechanical costs were revalidated by vendors, » If no response was received from a vendor or the vendor did not quote for a specific item, the Estimating department reverted to using a database price, escalation from 2021 to current base date or factoring, » The CCE used around 1 % of costs from the DRA database costs, escalation amounted to 2 % and 0 % factorisation, » For 2023 , Metso validated costs for the BIOX area, » Mechanical installation rates were revalidated by a SMP contractor,

Preliminary Economic Assessment » Most of the information in the CCE remained unchanged, with exception to the follow mechanical equipment pricing, which was updated with equipment sourced from China:  Crushers,  Mills,  Flotation cells,  Thickeners 4. Basis of Estimates – Steelwork, Platework and Piping » The original 2019 Bill of Quantity (BOQ’s) were sent to the selected SMP contractors for revalidation and rates included in the CCE, » The BIOX plant supply was provided by the vendor, Metso. » P&G's were quoted by a SMP contractor and allowed for as a percentage of measured work on the supply and installation costs, » A SMP contractor quoted for transportation of supplied material, » Piping was factored from mechanical supply costs. 5. Basis of Estimates – Electrical Control and Instrumentation » The MEL was used as bases of design, » Estimated lengths were used to determine cable and cable support quantities, » Lighting and small power quantities were estimated using the process plant footprint, » Lightning protection and earthing requirements were estimated according to plant buildings, » Instrumentation quantities based on process requirements, » The control system based on process requirements and instrumentation quantities. » Bulk power cost received from ZETDC, » Major electrical equipment costs were based on quotations received for current execution projects, » Control and instrumentation equipment costs were based on recent quotations, » Installation costs were based on budget tender rates received for other Zimbabwean projects, Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 163 of 193

Preliminary Economic Assessment » P&G's were calculated as a percentage of supply and installation costs on recently completed in - country projects. 21.1.6 Capital Costs Summary The mining cost for mining are combination of site establishment and pre - development during the production ramp up which consists of the first 9 months of production. Table 21 - 1: Summary by Discipline Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 164 of 193 (US$ m) Description 25.54 Open Pit Mining 75.25 Tailings Storage Facility 36.81 Earthworks 14.48 Civils and Infrastructure 5.85 Buildings 16.34 Steelwork 4.37 Conveyor Steelwork 12.49 Platework 0.38 Conveyor Platework 76.11 Mechanicals 1.90 Conveyor Mechanicals 4.00 Vendor Commissioning 19.19 Piping and Valves 35.36 EC&I 2.25 Consumables 7.05 Spares 0.54 Construction Services 22.36 Project Services 8.88 Owners Cost 33.82 Estimate Allowance 402.97 Total 2. Operating Cost The operating cost estimate has been completed from a zero base and presented in US $ . Costs associated with labor, materials and consumables have been included in this estimate . 1. Mining Contractor Costing The average mining cost based two mining contractor submissions received is US $ 2 . 65 /t including the plant feed transport cost from all mining areas process plant . The cost breakdown is shown in Table 21 - 2 . A diesel price of US $ 1 . 52 was used in all cost modelling .

Preliminary Economic Assessment
Caledonia Mining Corporation Plc

Table 21-2: Life of Mine Mining Contractor Cost Summary

| Total LOM Cost Summary | Base Case Cost 240 – 180 ktpm (US$ m) | Base Case Cost 240 – 180 ktpm (US$/t) |
|---|---|---|
| Time Related P&G | 65.8 | 0.29 |
| Load-Haul-Dump Cost | 421.9 | 1.88 |
| Total Drilling Cost | 72.9 | 0.32 |
| Total Blasting Cost | 28.2 | 0.13 |
| Plant feed Re-handle at ROM Tip | 4.9 | 0.02 |
| Services and Rehabilitation Cost (Allowance) | 2.4 | 0.01 |
| Total Bilboes Mining Cost | 596.1 | 2.65 |

### 21.2.2 Process Plant Operating Cost

The concept level operating cost estimate was completed from a zero base. All labor, energy costs, materials and consumables have been included in this estimate. The bulk of the inputs were generated by DRA based on outcomes from mass balance, equipment sizing and budget quotations for the supply of reagents from typical suppliers within the region. Labor rates were supplied by the Bilboes owners' team with the compliment developed to support the plant operation. Engineering maintenance costs are based on a % applied to direct costs and can be treated as an annual allowance.

The Operating Expenditure (OPEX) cost for the process plant for each Phase and scenario is provided in the tables below as well as the reagent cost and consumption for Isabella McCay's and Bubi ore.

#### *21.2.2.1 Reagent Consumption and Supply Rates*

Table 21-3 presented below provides a summary of the expected reagent and consumable consumptions for Isabella McCay's and Bubi ore, based on results obtained from test work, vendor specifications, benchmark data and mass balances.

Table 21-3: Reagent Cost and Consumption for Isabella McCay's and Bubi

| Description | Consumption Rate, kg/t ore | Supply Cost, US$/t RoM | Supplier Name |
|---|---|---|---|
| Isabella McKay's | | | |
| Collector (SEX) | 0.150 | 3,125 | BetaChem (SA) |
| Modifier ($CuSO_4$) | 0.100 | 3,170 | BetaChem (SA) |
| Frother (DOW) | 0.045 | 3,063 | BetaChem (SA) |
| Depressant ($Na_2SO_3$) | 0.350 | 500 | BetaChem (SA) |
| Depressant (Starch) | 0.110 | 1,825 | BetaChem (SA) |
| Sulfuric acid ($H_2SO_4$) | 1.050 | 575 | Curechem (Local) |
| Limestone | 2.183 | 65 | PPC Zim |

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Preliminary Economic Assessment

| Description | Consumption Rate, kg/t ore | Supply Cost, US$/t RoM | Supplier Name |
|---|---|---|---|
| Lime | 3.074 | 330 | PPC Zim |
| Nutrient | 0.430 | 423 | - |
| Anti-scalant | 0.002 | 3,810 | - |
| Corrosion inhibitor | 0.002 | 3,542 | - |
| Biocide | 0.002 | 4,500 | - |
| Defoamer - BIOX | 0.001 | 5,940 | - |
| Defoamer - CIL | 0.005 | 5,940 | - |
| Flocculant | 0.017 | 4,000 | - |
| Cyanide | 1.000 | 3,030 | Curechem (Local) |
| Carbon | 0.001 | 3,540 | Acol chemicals (Local) |
| Hydrochloric acid | 0.025 | 770 | Curechem (Local) |
| Caustic soda (NaOH) | 0.065 | 1,050 | Curechem (Local) |
| SMBS | 0.250 | 860 | Acol chemicals (Local) |
| Copper sulfate ($CuSO_4$) | 0.005 | 3,167 | Acol chemicals (Local) |
| **Bubi** | | | |
| Collector (SEX) | 0.150 | 3,125 | BetaChem (SA) |
| Modifier ($CuSO_4$) | 0.100 | 3,170 | BetaChem (SA) |
| Frother (DOW) | 0.045 | 3.063 | BetaChem (SA) |
| Depressant ($Na_2SO_3$) | 0.350 | 500 | BetaChem (SA) |
| Depressant (Starch) | 0.110 | 1,825 | BetaChem (SA) |
| Limestone | 45.708 | 65 | PPC Zim |
| Lime | 7.831 | 330 | PPC Zim |
| Nutrient | 0.860 | 423 | - |
| Anti-scalant | 0.003 | 3,810 | - |
| Corrosion inhibitor | 0.003 | 3,542 | - |
| Biocide | 0.003 | 5,727 | - |
| Defoamer - BIOX | 0.001 | 5,940 | - |
| Defoamer - CIL | 0.020 | 5,940 | - |
| Flocculant | 0.030 | 4,000 | - |
| Cyanide | 2.000 | 3,030 | Curechem (Local) |
| Carbon | 0.012 | 3,540 | Acol chemicals (Local) |
| Hydrochloric acid | 0.050 | 770 | Curechem (Local) |
| Caustic soda (NaOH) | 0.130 | 1,050 | Curechem (Local) |
| SMBS | 0.500 | 860 | Acol chemicals (Local) |
| Copper sulfate ($CuSO_4$) | 0.1 | 3,167 | Acol chemicals (Local) |

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Preliminary Economic Assessment 21 . 2 . 2 . 2 Power The estimated average running load has been calculated using expected power draw from the equipment . Plant power has been based on grid supply at a unit rate of 0 . 10 US $ /kWh . A summary is shown in Table 21 - 4 . Table 21 - 4 : Process Plant OPEX – Power Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 167 of 193 Source Value Unit Description Bilboes Owners Team 0.10 US$/kWh Power Supply Cost Calculated 66 kWh/t RoM Power Draw: Isabella McCay’s Calculated 114 kWh/t RoM Power Draw: Bubi 3. Maintenance An annual maintenance allowance has been included and is based on a percentage of mechanical equipment, platework, steelwork, ECI, piping and valve capital costs . An allowance equivalent to 5 % has been included in the cost estimate . 4. Labor Labor rates have been supplied by the Bilboes owners’ team . The compliment has been reviewed between DRA, Bilboes and Metso Outotec covering the main process plant and BIOX for each scenario . 5. Laboratory Costs associated with the laboratory covering labor, consumables, and sample analysis have been considered . An estimated cost of 0 . 177 US $ /t RoM was used for the various scenarios . 6. Tailings Storage Facility Deposition and Operation SLR have conducted a concept level revalidation costing exercise for the tailing storage facility covering both the flotation and BIOX tailings storage . A unit operational cost of US $ 0 . 30 /t flotation tails and US $ 0 . 49 /t BIOX tails has been estimated and used in the cost estimate . 7. Operating Cost Estimate Summary Table 21 - 5 provides an approximate breakdown of operating costs per major section of the proposed Bilboes plant for each scenario and Phase of the project . Table 21 - 5 : Process Plant OPEX Phase 2: 180 ktpm Bubi Phase 1: 240 ktpm IM Unit Description 53.33 37.93 US$ m/a Variable 34.51 20.58 US$ m/a Reagents and Consumables

Preliminary Economic Assessment Phase 2: 180 ktpm Bubi Phase 1: 240 ktpm IM Unit Description 10.09 9.64 US$ m/a Power 8.73 7.70 US$ m/a Maintenance 17.17 12.31 US$ m/a Fixed 14.45 9.23 US$ m/a Power 1.75 1.75 US$ m/a Labor 0.58 0.82 US$ m/a Tailings deposition 0.38 0.51 US$ m/a Laboratory - - Overview 2.16 2.88 t/a RoM 53.33 37.93 US$ m/a Total variable 17.17 12.31 US$ m/a Total fixed 70.49 50.24 US$ m/a Total 32.64 17.44 US$/t ore Unit cost Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 168 of 193 21 . 2 . 3 General and Administration Costs The G&A cost includes administrative personnel, general office supplies, safety and training, travel (both on site and off site), independent contractors, insurance, permits, fuel levies, security, camp power, camp costs, ICT, relocation, and recruitment . The costs mentioned above are not directly chargeable to the mining and process areas and hence are grouped together in general and administrative costs . Total G&A costs amount per scenario Phase is shown in Table 21 - 6 . Table 21 - 6 : General and Administrative Cost G&A Cost (US$ m/a) Plant Throughput (ktpm) 4.91 IM 240 ktpm 4.91 Bubi 180 ktpm

Preliminary Economic Assessment 22 ECONOMIC ANALYSIS 1. Introduction The potential economic viability and performance of the PEA has been determined through developing a financial model founded on the results derived from the study and information provided by the Bilboes owner's team only using indicated and measured resources . The results tabled in this section have been based on forward looking statements, including (but not limited to) the feed profiles, grade profiles, gold recoveries, capital and operating cost requirements and gold pricing profiles . As such, the results presented in this section should be treated with caution and are meant for decision - making purposes only . 2. Method The economic analysis for this option has been carried out using Discounted Cash Flow (DCF) methodologies . The analysis has been based on earnings after taxation modelled in constant terms and does not consider the effects of inflation, interest, escalation, and other financial charges . The economic model has been populated on a 100 % equity basis and does not consider alternative financing scenarios . Financing related costs such as interest expense, withholding taxes on dividends and interest income, are excluded from the economic model . Additional exclusions pertaining to capital and operating costs can be sourced from the relevant report chapter detailing these sections . The interpretation of the taxation and the associated legislation relevant to Zimbabwe has been based on information available in the public domain as well as guidance received from the Bilboes team . DRA does not provide expert advice on taxation matters . VAT refunds and exemptions have not been considered in the economic model . Any other tax or levy, not explicitly defined, has not been considered in the model . The tax model used should be regarded as conceptual but is deemed to be suitable for this level of study . It is recommended, during the next project phase, to seek validation through a third - party consulting firm who specialize in taxation and legislative conformance in Zimbabwe . Cash flows considered in the cash flow model include annual revenue, operating costs, initial capital expenditure, Stay in Business (SIB) capital allowance, capital contingency, environmental rehabilitation capital allowance, royalties (to government and Baker Steel) and income tax presented on a year - by - year basis . The project start date has been based on year 2026 . All currency figures are reported in US $ with all cashflows presented in financial years starting in January and ending in December . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 169 of 193

Preliminary Economic Assessment
Caledonia Mining Corporation Plc

## 22.3 Sources of Information

The basis of the financial evaluation has been founded on information sources from DRA and the Bilboes owners' team. An overview of key sources of information is presented in Table 22-1.

Table 22-1: Sources of Information

| Description | Source of Information / Responsible / Notes |
|---|---|
| **General** | |
| Discount rate | Bilboes Owners Team |
| Royalty tax rate | Bilboes Owners Team |
| Aids levy | Bilboes Owners Team |
| **Macro Variables** | |
| Exchange rates | Bilboes Owners Team |
| Product pricing | Bilboes Owners Team |
| **Production Schedules** | |
| RoM tonnes and ounces | DRA |
| **Initial Capital Expenditure (CAPEX)** | |
| Mining | DRA |
| Process plant | DRA (with input from others) |
| TSF | SLR |
| **Stay in Business (SIB) Capital** | |
| Mining | DRA |
| Process plant | DRA |
| **Operational Expenditure (OPEX)** | |
| Mining | DRA |
| Process plant | DRA (with input from others) |
| TSF | SLR |
| G&A | Bilboes Owners Team |
| **Revenue** | |
| Product recoveries | Bilboes Owners Team (previous testwork) |
| Product pricing | Bilboes Owners Team |

## 22.4 Exchange Rates

A following static exchange rates have been applied and shown in Table 22-2.

Table 22-2: Exchange Rates

| Exchange | Rate |
|---|---|
| US$: ZAR | 18.74 |
| US$: AUD | 1.50 |
| US$: GBP | 0.79 |
| US$: EUR | 0.92 |

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Preliminary Economic Assessment

## 22.5 Production Profile

The production profile is reported as plant feed fed to the plant from four mineralization properties which are McCays, Isabella North, Isabella South and Bubi for all three scenarios that were considered before selecting the one published in this report. A total of ~23 Mt of mineralized material is delivered to the processing facility, with ~200 Mt of waste removed over the same period. The average grade over life of mine is estimated at ~2.38 g/t Au.

## 22.6 Capital Expenditure and Phasing

The total initial capital estimate for the project includes capital required to expand the mining operation and a contingency allowance. Initial capital has been phased based on a high-level project execution schedule for each scenario. Further detail covering the execution schedule and basis of costs can be found in the relevant section of this report.

A summary of initial capital costs is shown in Table 22-3. This is inclusive of mining, processing, tailings, and a contingency allowance.

Table 22-3: Initial Capital Cost – Constant Terms (2023)

| Scenario | Unit | Total | FY 2025 | FY 2026 | FY 2027 | FY 2028 | FY 2029 | FY 2030 | FY 2031 | FY 2032 | FY 2033 | FY 2034 | FY 2035 | FY 2036 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Base Case | US$ m | 403 | - | 120 | 189 | 24 | - | 11 | 15 | 43 | 1 | - | - | - |

## 22.7 Stay in Business Capital

SIB capital expenditure has been considered, covering both mining and process plant allowances. Mining costs have been allowed for over LoM on a period basis for fleet replacement. Process plant SIB has been based on an annual allowance of 1% of process plant OPEX. Total SIB costs are summarized in Table 22-3.

Table 22-4: SIB Capital Cost (LoM) – Constant Terms (2023)

| Scenario | Unit | Total (LoM) |
|---|---|---|
| Base Case | US$ m | 8.52 |

## 22.8 Operating Expenditure

The operating costs over the LoM include the mining operation, processing plant (incl. tailings disposal) and G&A costs.

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Preliminary Economic Assessment Table 22 - 5 shows the estimated operating cost by category over the LoM. These costs have been developed from first principles and do not include a contingency. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 172 of 193

Preliminary Economic Assessment Table 22 - 5: Operational Cost Estimate (LoM) – Constant Terms (2023) Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 173 of 193 Value Unit Description Mining 596.13 US$ m Cost 25.54 US$/t RoM Unit cost Process Plant 564.31 US$ m Cost 24.18 US$/t RoM Unit cost G&A 47.17 US$ m Cost 2.02 US$/t RoM Unit cost Total 1,207.61 US$ m Cost 51.74 US$/t RoM Unit cost 22 . 9 Gold Recovery Process specific parameters have been applied for each mineralization property, informed from historical test work outcomes, third party consultation and discussions with the Bilboes owners’ team . Metal recoveries have been applied as static variables over the prescribed LoM for each scenario . A summary of these inputs is shown in Table 22 - 6 . Table 22 - 6 : Gold Recovery per Mineralization Property Reference Recovery Unit Property Testwork / Third party / Client 83.62 % McCays Testwork / Third party / Client 83.62 % Isabella north Testwork / Third party / Client 83.62 % Isabella south Testwork / Third party / Client 88.88 % Bubi 10. Gold Pricing A static metal price, based on a three - year trailing average price up to April 2024 , has been applied as prescribed by the Bilboes owners’ team . A price of US $ 1 , 884 /oz has been applied in the financial model for all scenarios considered . 11. Salvage Value No allowance for asset disposal at the end of life of mine has been included in the financial model .

Preliminary Economic Assessment 12. Working Capital No allowance for working capital has been included in the financial model. 13. Sunk and On - going Capital No on - going, historical, or sunk costs have been considered in the financial model. 14. Reclamation and Closure An allowance for on - going environmental rehabilitation is included in the financial model together with a final closure cost of US $ 32 m expended during the last year of operation for each scenario . On - going environmental rehabilitation is based on a unit rate of US $ 0 . 25 /t RoM . 15. Royalty Tax Royalty tax has been based on Zimbabwean legislation (Mines and Minerals/Finance Act) and supported by the Bilboes owners’ team . Royalties’ payable are a function of gross revenue and a royalty percentage . The royalty percentage is fixed at 5 % for gold and enforced regardless of operating margin achieved . The formula used to calculate royalty’s payable has been defined below : ܴ ݋ ݕ ܽ ݈ ݐ ݕ ( ܷ ܵ ܦ ) = ܩ ݎ ݋ ݏ ݏ ܵ ܽ ݈ ݁ ݏ ( ܷ ܵ ܦ ) ൈ ܴ ݋ ݕ ܽ ݈ ݐ ݕ % Where royalty % is defined as: ܴ ݋ ݕ ܽ ݈ ݐ ݕ % = 5% ݂ ݋ ݎ ݃ ݋ ݈ ݀ ݏ ܽ ݈ ݁ ݏ 16. Corporate Income Tax Corporate income tax has been based on Zimbabwean legislation (Income Tax Act) and as advised by the Bilboes owners’ team . Income tax payable is a function of pre - tax profit and a taxation rate . Pre - tax profit is inclusive of all revenue, capital and development costs, operating costs, depreciation, amortization, and royalties . Capital expenditure (and development costs) incurred prior to production are claimed in full during the first production year . Subsequent capital expenditure is expended in full during the year of occurrence . Losses are carried over indefinitely until a profit is realized following which tax is levied based on annual pre - tax profits . A fixed effective taxation rate of 25 . 75 % has been applied and is inclusive of an AIDs levy . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 174 of 193

Preliminary Economic Assessment Value Units Description Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 175 of 193 17. Discount Rate The project is based on an execution start date of 2026 . A 10 % discount rate has been applied in the financial model . A day zero discounting has been applied i . e . the full financial year of 2025 has not been discounted in the model . 18. Economic Outcomes The financial model has been prepared on a 100 % equity project basis and does not consider alternative financing scenarios ( Table 22 - 8 ) . A discount rate of 10 % has been applied in the analysis . The outcomes are presented on a pre - tax and post - tax basis . A static metal price of US $ 1 , 884 /oz has been applied . All - in sustaining costs have been reported as per the WGC guideline dated November 2018 and is exclusive of project capital, depreciation, and amortization costs . Capital payback is exclusive of the construction period and referenced to the start of first production . Key financial outcomes are shown in Table 22 - 7 . Table 22 - 7 : Summary of Economic Outcomes Production Statistics (LoM) 10 years Life of Mine 23,340,310 tonnes Total RoM Tonnes Cost Estimate Summary (LoM) 402.97 US$ m Capital Cost (incl. contingency) 8.52 US$ m SIB Capital Cost 1,207.61 US$ m Operating Cost 51.74 US$/t RoM Unit Cost Revenue (LoM) 1,518,111 Ozt Au Recovered 1,884 US$/Ozt Ave. Price Financial Outcomes (Pre - tax, Constant Model Terms) 431.68 US$ m NPV @ 10% 39.39 % IRR 309.18 US$ m Peak Cash Funding 967.90 US$/Ozt AISC 1.9 years Payback (UNDISCOUNTED) - From Production Start Financial Outcomes (Post - tax, Constant Model Terms) 308.73 US$ m NPV @ 10% 33.99 % IRR 309.18 US$ m Peak Cash Funding 967.90 US$/Ozt AISC

Preliminary Economic Assessment Value Units Description 1.9 years Payback (UNDISCOUNTED) - From Production Start Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 176 of 193

Preliminary Economic Assessment

Table 22-8: Cashflow Model

| | | FY 2025 | FY 2026 | FY 2027 | FY 2028 | FY 2029 | FY 2030 | FY 2031 | FY 2032 | FY 2033 | FY 2034 | FY 2035 | FY 2036 | FY 2037 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | | | | |
| Total metal produced | koz | - | - | - | 145.18 | 196.10 | 166.02 | 170.20 | 178.44 | 174.87 | 146.01 | 144.31 | 135.70 | 67.80 |
| Net Revenue | US$ m | - | - | - | 266.64 | 360.17 | 304.91 | 312.59 | 327.72 | 321.18 | 268.16 | 265.05 | 249.22 | 124.53 |
| **Operating and Other Costs** | | | | | | | | | | | | | | |
| Mining costs | US$ m | - | - | - | (58.53) | (85.31) | (91.60) | (92.27) | (47.97) | (53.74) | (56.22) | (49.95) | (46.96) | (13.58) |
| Process plant costs | US$ m | - | - | - | (42.86) | (50.51) | (50.24) | (50.24) | (49.75) | (70.79) | (70.49) | (70.49) | (70.49) | (38.78) |
| G&A costs | US$ m | - | - | - | (2.95) | (4.91) | (4.91) | (4.91) | (4.91) | (4.91) | (4.91) | (4.91) | (4.91) | (4.91) |
| Environmental Rehabilitation | US$ m | - | - | - | (0.58) | (0.72) | (0.72) | (0.72) | (0.71) | (0.55) | (0.54) | (0.54) | (0.54) | (31.90) |
| Total | | - | - | - | (104.92) | (141.46) | (147.47) | (148.14) | (103.34) | (129.99) | (132.17) | (125.90) | (122.91) | (89.17) |
| **SIB Capital** | | | | | | | | | | | | | | |
| Mining | US$ m | - | - | - | - | - | - | - | (2.88) | - | - | - | - | - |
| Process plant | US$ m | - | - | - | (0.43) | (0.50) | (0.50) | (0.50) | (0.50) | (0.71) | (0.70) | (0.70) | (0.70) | (0.39) |
| Total | US$ m | - | - | - | (0.43) | (0.50) | (0.50) | (0.50) | (3.37) | (0.71) | (0.70) | (0.70) | (0.70) | (0.39) |
| **Capital Expenditure** | | | | | | | | | | | | | | |
| Mining | US$ m | - | - | (10.91) | (14.63) | - | - | - | - | - | - | - | - | - |
| Process and Infrastructure | US$ | - | (103.60) | (141.00) | (4.00) | - | (10.91) | (13.89) | (37.24) | (1.18) | - | - | - | - |
| Indirect | USD | - | (11.53) | (15.17) | (2.87) | - | - | (0.74) | (1.48) | - | - | - | - | - |
| Contingency | USD | - | (4.83) | (22.14) | (2.52) | - | - | (0.52) | (3.81) | - | - | - | - | - |
| Total Capital | USD | - | (119.96) | (189.22) | (24.02) | - | (10.91) | (15.15) | (42.53) | (1.18) | - | - | - | - |
| Royalties | US$ m | - | - | - | (13.67) | (18.47) | (15.64) | (16.03) | (16.81) | (16.47) | (13.75) | (13.59) | (12.78) | (6.39) |
| Pre-Tax Cash Flow | US$ m | - | (119.96) | (189.22) | 123.60 | 199.73 | 130.39 | 132.77 | 161.68 | 172.83 | 121.53 | 124.85 | 112.83 | 28.58 |
| Tax | US$ m | - | - | - | - | (3.64) | (33.58) | (34.19) | (41.63) | (44.50) | (31.30) | (32.15) | (29.05) | (7.36) |
| Post-Tax Cash Flow | US$ m | - | (119.96) | (189.22) | 123.60 | 196.09 | 96.82 | 98.59 | 120.05 | 128.33 | 90.24 | 92.70 | 83.78 | 21.22 |

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Preliminary Economic Assessment 22 . 19 Sensitivity Analysis A sensitivity analysis has been conducted assessing the impact of variations in initial capital cost, operating cost, and metal selling price . Each variable is assessed in isolation to determine the impact on Net Present Value (NPV) and Internal Rate of Return (IRR) . The impact of initial capital costs has a limited elasticity in impacting overall project value due to the capital phasing profile and relatively low expenditure in comparison to revenue and operating costs over the prescribed LoM . A summary of these relative variations is shown in Figure 22 - 1 . Figure 22 - 1 : Sensitivity Analysis A data table analysis has been conducted to specifically illustrate the influence of changes in gold pricing and discount rates on the project's economic outcomes and is presented in Table 22 - 9 . The yellow highlight in the table below indicates the current base case scenario . The NPV and payback period (undiscounted, from production start) are presented on a post - tax basis . Table 22 - 9 : Data Table Analysis - 200 0 200 400 600 800 1,000 1,200 - 60 - 40 - 20 0 20 Relative Variation, % 40 60 80 NPV, USD Millions NPV SENSITIVITY (POST - TAX) Initial Capital Costs Operating Costs Recovery Variance / Metal Selling Price 0 10 20 30 40 50 60 70 80 - 60 - 40 - 20 0 20 Relative Variation, % 40 60 80 IRR, % IRR SENSITIVITY (POST - TAX) Initial Capital Costs Operating Costs Recovery Variance / Metal Selling Price Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 178 of 193 Discount Rate, % 5 7.5 10 12.5 15 191 137 94 59 31 1,500 Gold Price, USD/Ozt 342 267 206 157 116 1,700 480 385 309 246 194 1,884 567 460 373 302 243 2,000 717 588 484 398 327 2,200 867 717 594 494 411 2,400 1016 845 705 590 495 2,600 NPV (Post - tax), USD M 3.6 1,500 Gold Price, USD/Ozt 2.5 1,700 1.9 1,884 1.8 2,000 1.6 2,200 1.5 2,400 1.3 2,600 Payback Period (Post - tax), years

Preliminary Economic Assessment 23 ADJACENT PROPERTIES Several small mines and two larger ones have operated in the past in the area around the Isabella property and within the Isabella and Gwizaan EPOs ( Figure 23 - 1 ) but all of these had been dormant for at least 15 years prior to the renewal of exploration activity in the area in the early 1980 s . The productions listed in Table 23 - 1 are for the period to 1980 . The Calcite Mine is located in the area now covered by the Isabella operation and its production is included in the History section . The Motapa, Fossicker and Jupiter Mines are situated immediately to the south of the Mine and trend in the same general strike of Isabella, McCays and Bubi . The Isabella EPO 1726 surrounds Isabella McCays while the Gwizaan EPO 1646 surrounds Bubi as well as a cluster of other Bilboes exploration claims namely When, Sandy and Ferroro . The two EPOs which are contiguous were approved for exploration through a government gazette of 13 July 2018 and had a combined ground holding of 67 , 419 ha . The EPOs have a three - year tenure which expired on 12 July 2021 . Approvals for extension of the tenure of the EPOs are still pending . Several high quality geological and aeromagnetic targets are located within the major northeast - southwest trending deformation zones that transect the EPOs such as along the Peter - Pan, Courtleigh and Gabriella - Mulungwane shear zones . These targets in addition to the existing exploration claims offer potential for organic growth of Bilboes’ Gold Mineral Resources . Figure 23 - 1: Adjacent Properties around Isabella McCays and Bubi Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 179 of 193

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Table 23-1: Historic Gold Production from Mines around Isabella McCays and Bubi to 1980

| Mine | Au kg | Grade g/t | Coordinates | | Locality from Isabella |
|---|---|---|---|---|---|
| | | | Easting | Northing | |
| Motapa | 9,467 | 4.3 | 663,613 | 7,844,250 | 2 km south |
| Fossicker | 472 | 3.7 | 664,953 | 7,844,803 | 3 km south-east |
| Jupiter | 201 | 3.9 | 663,870 | 7,846,633 | 1 km east |
| Lonely | 34,786 | 17.5 | 683,276 | 7,841,837 | 20 km east |
| Peter Pan | 968 | 2.9 | 680,606 | 7,846,618 | 18 km east |
| Robin Hood | 248 | 2.1 | 677,790 | 7,848,663 | 15 km east |
| Tiberius | 263 | 2.2 | 679,408 | 7,842,128 | 17 km east |

Source Bartholomew (1990), Coordinate system: UTM, Arc1950, Zone 35S, Spheroid-Clarke 1880.

Gold mining near Bulawayo, Zimbabwe, involves several projects currently being developed by various companies.

One significant project is the Bulawayo Gold Project, led by Galileo resources. This project encompasses two exploration licenses covering 1,300 km$^2$ near Bulawayo. Recent soil surveys have revealed substantial gold targets, extending known gold-bearing structures in the region. The project aims to identify and drill-test these anomalies, which have shown promising gold-in-soil sample results.

Additionally, Galileo resources is also involved in the Queen's Mine area near Bulawayo. They have identified multiple gold targets based on recent soil analytical results. These targets represent extensions of existing gold-bearing structures, which host both commercial and artisanal mining operations.

Another notable venture is the Golden Valley Project, acquired by Pambili in November 2023. Located in Matabeleland Province, this project has a history of high-grade underground mining. Pambili plans to leverage modern exploration techniques to unlock the full potential of the site, which has been underexplored in recent years.

The relevant QP has been unable to verify the information in this section. The information in this section is not necessarily indicative of the mineralization on the Bilboes properties.

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Preliminary Economic Assessment 24 OTHER RELEVANT DATA AND INFORMATION None. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 181 of 193

Preliminary Economic Assessment 25 INTERPRETATION AND CONCLUSIONS 1. Mineral Resource Estimate » The data collected during the exploration, drilling and sampling programmes, including surveying, drill hole logging, sampling, geochemical analysis, and data quality assurance, was collected in a professional manner and in accordance with appropriate industry standards by suitably qualified and experienced personnel . » The geological modelling and Mineral Resource estimate were undertaken utilizing recognized deposit and industry strategies/methodologies for the Bilboes deposit . » The Mineral Resource is constrained in an optimized pit shell . This together with the assumptions relating to mining, processing, infrastructure, and market factors supports the “reasonable prospects for eventual economic extraction” . » Based on an assessment including : - data quality and integrity, data spacing, confidence in the grade interpolation, confidence in the geological interpretation and confidence in the estimate the relevant QP believes the Mineral Resource estimate is robust . 2. Mining Engineering » Both the modelling and the grade interpolation have been conducted in an unbiased manner and that the resulting grade and tonnage estimates should be reliable within the context of the classification applied . » The open pit modelling is based on suitably supported assumptions and parameters and completed utilizing appropriate industry standards suitable for the Bilboes Project . » The economic modelling is supported by technical studies in mining, processing, infrastructure, environmental, social, and marketing . Based on the inputs from these disciplines, the financial model demonstrates an economically viable mine . The economic analysis is based on a US $ 1 , 884 /oz . » The sensitivity analyses demonstrates that the profitability of the project is most sensitive to revenue related factors such as gold price and recovery . 3. Economic Outcomes The financial model has been prepared on a 100 % equity project basis and does not consider alternative financing scenarios . A discount rate of 10 % has been applied in the analysis . The outcomes are presented in Table 25 - 1 on a post - tax basis . A static metal price of US $ 1 , 884 /oz has been applied . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 182 of 193

Preliminary Economic Assessment Table 25 - 1: Project Economics Summary Value Units Description Financial Outcomes (Post - tax, Constant Model Terms) 308.73 US$ m NPV @ 10% 33.99 % IRR 309.18 US$ m Peak Cash Funding 967.90 US$/oz AISC †† 1.9 years Payback (UNDISCOUNTED) - From Production Start 25.4 Risk Assessment Various risks have been identified with consideration of the appropriate mitigating factors. These are presented in Table 25 - 2 . †† As per updated guidance note published by WGC, 2018. Excludes project capital, depreciation, and amortization costs. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 183 of 193

Preliminary Economic Assessment

Caledonia Mining Corporation Plc

**Table 25-2: Summary of Identified Risks and The Mitigation Strategies**

| Risk Category | Risk | Description / Cause | Mitigation / Control |
|---|---|---|---|
| Permitting | Significant effect of ability to produce | The lapsing of permits or license | Proactive management of permits, licenses, compliance etc. |
| Geology and Mineral Resources | Significant Variance in Mineral Resource Tonnage | 1. Inaccurate mineral resource models due to poor geological understanding of the deposit.<br>2. Inaccurate mineral resource models due to geological complexity of the deposit.<br>3. The tonnage is expected to change on a local scale but is unlikely to vary significantly on a global scale. | 1. Contingency measures applied during mineral resource modelling to ensure mineral resource models remain conservative.<br>2. Continued drilling conducted on the deposit to improve geological understanding of the deposit.<br>3. A infill drilling programme will be conducted pre-mining and throughout the life of the mine. |
| Geology and Mineral Resources | Significant Variance in Mineral Resource Grade | The estimation of the grade is based on a limited number of intersection points. Although care has been taken to provide a robust estimate, the grade is expected to change on a local scale but is unlikely to vary significantly on a global scale. | 1. A grade control programme including drilling will be conducted pre-mining and throughout the life of the mine.<br>2. Provision has been made for infill drilling and on-going exploration drilling during LoM. |
| Geology and Mineral Resources | Inaccurate oxide, transitional and sulphide plant feed tonnes and grades | Poor interpretation of the oxide, transitional and sulphide zones resulting in non-optimal planning. | Continued monitoring of the Oxide-Sulphide interface during the mining operation. |
| Mining | Poor run of mine plant feed grade | Poor grade control of the RoM plant feed resulting in excessive dilution of the grades. | 1. Grade control drilling will be conducted pre-mining and the cost for this has been allowed for in the PEA.<br>2. Grade controllers will be employed to monitor the mining team during operations. |
| Mining | Significant reduction in plant feed produced | Lack of production due to aspects of geology, personnel, and resources | 3. Continuous skills training<br>4. Monitoring of critical resources of production e.g. fleet<br>5. Proactive production management |
| Processing | Lower than planned gold recovery from the plant | Inaccurate gold recovery from the plant | 1. Gold recovery assumptions were informed by the on-site flotation and BIOX® pilot plant test work.<br>2. Bilboes procured a flotation and a BIOX pilot plant for on-site test works during the operational phase to optimize the flotation and BIOX® gold recovery.<br>3. Sulphide / Sulphur concentrate feed grade which ensures high bacterial activity and process stability is higher than the minimum of 4-6% required. |

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Preliminary Economic Assessment Mitigation / Control Description / Cause Risk Risk Category 1. Provision made for experienced personnel in the budget . 2. Bilboes will enter into a BIOX® Technology License Agreement with Outotec for technical support in the running of the BIOX plant . 3. Outotec will train and develop local personnel in the running of the BIOX® plant . 4. Bilboes will second personnel to similar operations for exposure before commencement of its own operation . 1. As it will be the first BIOX plant in Zimbabwe there may not be local operators / metallurgists with appropriate expertise. 2. Shortage of BIOX critical skills in Zimbabwe. Operational inefficiencies in the BIOX® plant Processing 1. The project earns its 75% of its revenues in US$ and has minimal exposure to Zimbabwe inflation. » Bilboes can retain and maintain access to its revenue in US$. The project is in Zimbabwe, which is facing severe economic challenges, which seriously undermines confidence for investment in major projects. Inflation and monetary policy Finance Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 185 of 193

Preliminary Economic Assessment 26 RECOMMENDATIONS » Based on the study work completed it shows a positive economic outcome. It is recommended that the Bilboes Project enters a feasibility study phase. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 186 of 193

Preliminary Economic Assessment 27 REFERENCES » Bartholomew DS (1990) Gold Deposits in Zimbabwe . Geological Survey of Zimbabwe Mineral Resources Series, 23 , pp 75 » Bieniawski, ZT (1976) . Exploration for Rock Engineering . Proceedings of the Symposium on Exploration for Rock Engineering, Johannesburg, 1 - 5 November 1976 Volume 1 » Bieniawski, ZT (1989) . Engineering Rock Mass Classifications . A Complete Manual for Engineers and Geologists in Mining, Civil, and Petroleum Engineering . John Wiley and Sons . 251 pp » Burger, J . , Knight, J . W . , Visser, F . J . , Warschkuhl, O . W . , & Obermeyer, P . G . (2017) . Bilboes Preliminary Economic Assessment . » Mukaka SB, Wilson AH, Carlson RW (1998) . A multielement geochronologic study of the Great Dyke, Zimbabwe : significance of the robust and reset ages . Earth and Planetary Science Letters, Volume 164 , Issue 1 - 2 , p . 353 - 369 . » Mugandani, ET (2017) . Status of Mineral Exploration and Development in Zimbabwe . SAIMM Conference, 03 August 2017 » Ngilazi, A . , and Martin, A . (2017) . Independent Technical Report on Bilboes properties, Matabeleland, Zimbabwe . Technical Report, Bilboes Holdings (Pvt) Ltd . » SLR Consulting (Pty) ltd (August 2019 ) Hydrogeological Study for Bubi - Isabella - McCays Mines . Project No .: 710 . 04026 . 00019 . Prepared for : DRA Projects (Pty) Ltd » SLR Consulting (Pty) ltd (August 2019 ) Geotechnical Study for Bubi - Isabella - McCays Mines . Project No .: 710 . 04026 . 00019 . Prepared for : DRA Projects (Pty) Ltd » World Gold Council (2018) Guidance Note on Expenditure Definitions » World Gold Council (2024) Statistics for Gold Demand and Supply Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 187 of 193

Preliminary Economic Assessment Appendix A : Desmond Subramani, Principal Consultant at Caracle Creek International Consulting MINRES (Pty) Ltd (CCIC MinRes) . (HB . Sc . , Pri . Sci . Nat . ) Site Visits, Data validation, Mineral Resource Estimate, Reporting I, Sivanesan (Desmond) Subramani, BSc . Hons (Geology), Pri . Sci . Nat ( 400184 / 06 ) do hereby certify that : 1. I am Principal Geologist for Mineral Resources at Caracle Creek International Consulting MinRes (Pty) Ltd, 90 Beryl Avenue, Bramley North, Sandton, 2090 , Gauteng, South Africa . 2. This certificate applies to the technical report titled "Bilboes Gold Project Preliminary Economic Assessment," with an effective date of 30 May 2024 . 3. I am a graduate of University of KwaZulu Natal with a BSc Honors in Geology and Economic Geology . 4. I have practiced my profession continuously since 1995 . I have over 25 years’ experience in the exploration and mining industry . I have been involved in Mineral Resource estimation and compilation of technical reports since 2005 . 5. I am a registered professional member of the South African Council for Natural Scientific Professions (Reg . No . 400184 / 06 ) . I am a member of the Geological Society of South Africa and a member of the Geostatistical Association of Southern Africa . 6. I have read the definition of "Qualified Person" set out in National instrument 43 - 101 (NI 43 - 101 ) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfil the requirements to be, a "Qualified Person" for the purposes of NI 43 - 101 . 7. I am coordinating author of the Technical Report, and co - author responsible specifically for sections 7 , 8 , 9 , 10 , 11 , 12 , and 14 , unless subsections are specifically identified by another Qualified Person . 8. I visited the property between 20 and 22 March 2018, and on 26 September 2018. 9. I am independent of Bilboes Holding (Private) Limited and its affiliates applying all the tests in section 1.5 of NI 43 - 101. 10. I have not had prior involvement with the property that is the subject of the Technical Report. Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 188 of 193

Preliminary Economic Assessment 11. I have read NI 43 - 101 and Form 43 - 101 F 1 ; the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form . 12. As of the Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . Desmond Subramani Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 189 of 193

Preliminary Economic Assessment Appendix B: David Thompson, Principal Mining Engineer, DRA Global (B - Tech, Pr. Cert Eng, SACMA) Mining Methods, Mining Capital and Operating Costs and Reporting. CERTIFICATE OF QUALIFIED PERSON I, David Alan Thompson, B - Tech, Pr. Cert Eng, SACMA do hereby certify that: 1. I am Principal Mining Engineer for DRA Projects Pty Ltd of Building 33 Woodlands Office Park / 20 Woodlands Drive Woodlands, Sandton, 2080 / South Africa. 2. This certificate applies to the technical report titled "Bilboes Gold Project Preliminary Economic Assessment," (the “Report"), prepared for Caledonia Mining Corporation Plc. 3. The Effective Date of the Report is 30 May 2024 . 4. I am a graduate of University of Johannesburg with a Bacclaureus Technology Degree in Mining Engineering . I have worked as a mining engineer for a total of 40 years and 14 years since my B - Tech graduation . 5. I am a member of the Engineering Council of South Africa (No . 201190010 ), and a current member of the South African Colliery Managers Association (5066) . 6. I have read the definition of "Qualified Person" set out in National instrument 43 - 101 (NI 43 - 101 ) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 - 101 ) and past relevant work experience, I fulfil the requirements to be, a "Qualified Person" for the purposes of NI 43 - 101 . 7 I am co - author of this Report and co - author responsible specifically for sections 1 . 13 , 1 . 14 , 1 . 23 , 1 . 24 , 15 , 16 , 21 , and 25 , unless subsections are specifically identified by another Qualified Person . 8. I have visited the property on 21 and 22 February 2018 and have reviewed all technical documentation available for the project to date . 9. I am independent of Bilboes Holding (Private) Limited and its affiliates and applying all the tests in section 1 . 5 of NI 43 - 101 . 10. I have prior involvement with various study phases for the property that is the subject of the Technical Report . 11. I have read NI 43 - 101 and Form 43 - 101 F 1 ; the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 190 of 193

Preliminary Economic Assessment 12 . As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . David Thompson Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 191 of 193

Preliminary Economic Assessment Appendix C: Aveshan Naidoo, Specialist Engineer at DRA Global. (BSc Chemical, MBA, PrEng) Metallurgy, valuation, reporting As the Qualified Person and Compiler of the report entitled "Bilboes Gold Project Preliminary Economic Assessment,” with an effective date of 30 May 2024 (the “Report”), I hereby state: 1. My name is Aveshan Naidoo, and I am the Specialist Engineer – Hydromet & Economics for DRA Projects, Building 33 , Woodlands Office Park Sandton 2080 . 2. I am a practising consulting engineer and registered with the Engineering Council of South Africa [Registration No . 20130523 ] . 3. I have a Bachelor of Science in Chemical Engineering from the University of KwaZulu - Natal, South Africa and a Master of Business Administration from the University of Witwatersrand . I have 16 years of mining industry experience (especially gold, uranium, PGM’s and manganese - related projects) . I have practised my profession continuously since 2008 . 4. I am a ’Qualified Person’ as defined in and for the purposes of the National Instrument 43 - 101 (Standards of Disclosure for Mineral Projects) (the Instrument) . 5. I have not visited the Bilboes Project for personal inspection . 6. I am a co - author of the Report, and co - author responsible specifically for sections 1 , 17 , 21 , 22 , 25 , and 26 of this Report, unless subsections are specifically identified by another Qualified Person . 7. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading . 8. I declare that this Report appropriately reflects the Qualified Person’s/author’s view . 9. I do not have, nor do I expect to receive a direct or indirect interest in the Mineral properties of Bilboes Holding (Private) Limited and its affiliates and I do not beneficially own, directly or indirectly, any securities of Bilboes Holding (Private) Limited or any associate or affiliate of such company . 10. I have read the Instrument and Form 43 - 101 F 1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form . Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 192 of 193

Preliminary Economic Assessment 11 . At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading . Aveshan Naidoo Document Number: GZWEBR7537 - STU - REP - 002 - Rev. A Page 193 of 193